SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

27 February 2015

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Lloyds Banking Group plc

2014 Full-Year Results

27 February 2015

BASIS OF PRESENTATION
This release covers the results of Lloyds Banking Group plc together with its subsidiaries (the Group) for the year ended 31 December 2014.
Statutory basis
Statutory information is set out on pages 67 to 113. However, a number of factors have had a significant effect on the comparability of the Group’s financial position and results. As a result, comparison on a statutory basis of the 2014 results with 2013 is of limited benefit.

Underlying basis
In order to present a more meaningful view of business performance, the results are presented on an underlying basis excluding items that in management’s view would distort the comparison of performance between periods. Based on this principle the following items are excluded from underlying profit:
         – the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments;
             – the effects of certain asset sales, the impact of liability management actions and the volatility relating to the Group’s own debt and hedging arrangements as well as that arising in the insurance businesses and insurance gross up;
             – Simplification costs, TSB build and dual running costs;
             – payment protection insurance and other regulatory provisions; and
             – certain past service pensions credits or charges in respect of the Group’s defined benefit pension arrangements.

Unless otherwise stated, income statement commentaries throughout this document compare the year ended 31 December 2014 to the year ended 31 December 2013, and the balance sheet analysis compares the Group balance sheet as at 31 December 2014 to the Group balance sheet as at 31 December 2013.
Segment information and TSB
The segment results and balance sheet information have been restated to reflect the previously announced changes to the Group operating structure implemented from 1 January 2014. The Group’s underlying profit and statutory results are unchanged as a result of these restatements. The Group’s consolidated results and balance sheet include TSB. Any TSB disclosures in the document are presented on a Lloyds Banking Group basis and may differ to the equivalent figures disclosed in the TSB results release.

FORWARD LOOKING STATEMENTS

This document contains certain forward looking statements with respect to the business, strategy and plans of Lloyds Banking Group and its current goals and expectations relating to its future financial condition and performance. Statements that are not historical facts, including statements about Lloyds Banking Group’s or its directors’ and/or management’s beliefs and expectations, are forward looking statements. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend upon circumstances that will or may occur in the future. Factors that could cause actual business, strategy, plans and/or results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward looking statements made by the Group or on its behalf include, but are not limited to: general economic and business conditions in the UK and internationally; market related trends and developments, fluctuations in exchange rates, stock markets and currencies; the ability to access sufficient sources of capital, liquidity and funding when required; changes to the Group’s credit ratings; the ability to derive cost savings; changing customer behaviour including consumer spending, saving and borrowing habits; changes to borrower or counterparty credit quality; instability in the global financial markets, including Eurozone instability and the impact of any sovereign credit rating downgrade or other sovereign financial issues; technological changes and risks to cyber security; pandemic, natural and other disasters, adverse weather and similar contingencies outside the Group’s control; inadequate or failed internal or external processes or systems; acts of war, other acts of hostility, terrorist acts and responses to those acts, geopolitical, pandemic or other such events; changes in laws, regulations, accounting standards or taxation, including as a result of further Scottish devolution; changes to regulatory capital or liquidity requirements and similar contingencies outside the Group’s control; the policies, decisions and actions of governmental or regulatory authorities in the UK, the European Union (EU), the US or elsewhere including the implementation of key legislation and regulation; the ability to attract and retain senior management and other employees; requirements or limitations imposed on the Group as a result of HM Treasury’s investment in the Group; actions or omissions by the Group’s directors, management or employees including industrial action; changes to the Group’s post-retirement defined benefit scheme obligations; the ability to complete satisfactorily the disposal of certain assets as part of the Group’s EU State Aid obligations; the provision of banking operations services to TSB Banking Group plc; the extent of any future impairment charges or write-downs caused by, but not limited to, depressed asset valuations, market disruptions and illiquid markets; the value and effectiveness of any credit protection purchased by the Group; the inability to hedge certain risks economically; the adequacy of loss reserves; the actions of competitors, including non-bank financial services and lending companies; and exposure to regulatory or competition scrutiny, legal proceedings, regulatory or competition investigations or complaints. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of certain factors together with examples of forward looking statements. Except as required by any applicable law or regulation, the forward looking statements contained in this document are made as of today’s date, and Lloyds Banking Group expressly disclaims any obligation or undertaking to release publicly any updates or revisions to any forward looking statements.

RESULTS FOR THE FULL YEAR
Substantial strategic progress and improved performance

‘Over the last four years we have transformed Lloyds Banking Group into a low cost, low risk, UK focused retail and commercial bank. This has been made possible by the hard work of everyone at the Group.

Today’s results also demonstrate that our profitability and capital position have improved significantly, and this has enabled the Board, for the first time in over six years, to recommend we pay a dividend to our shareholders.

While we recognise we have more to do, we enter the next phase of our strategy from a position of strength. We will remain focused on our customers, embrace the digital age throughout the whole Group, continue our support for the UK economy and aim to deliver strong and sustainable returns for our shareholders.’
António Horta-Osório
Group Chief Executive

Delivery of 2011 strategic priorities has transformed the business; strategy updated in October

•	Group has been reshaped with Run-off assets reduced to £16.9 billion (2013: £33.3 billion) and international presence reduced to six countries from 30 countries in 2010

•	Strong balance sheet and liquidity position attained with, post dividend, a CET1 ratio of 12.8 per cent, a total capital ratio of 22.0 per cent and a leverage ratio of 4.9 per cent

•	Cost leadership position achieved with cost:income ratio of 51 per cent

•	Lending and deposit growth in key customer segments and relationship brands

•	Strategy updated in October with focus on creating the best customer experience, becoming simpler and more efficient and delivering sustainable growth

Continue to support customers and the UK economy

•	£11.9 billion of mortgage lending to over 89,000 first-time buyers and continued growth in SME lending, up 5 per cent

•	Continued to support our communities with over 2,200 apprenticeship positions and over 940,000 paid volunteer hours

Substantial increase in underlying profit and returns

•	Underlying profit increased 26 per cent to £7.8 billion (2013: £6.2 billion)

•	Return on risk-weighted assets increased to 3.02 per cent (2013: 2.14 per cent)

•	Income of £18.4 billion, up 1 per cent excluding St. James’s Place effects in 2013

–	Net interest income up 8 per cent, driven by margin improvement to 2.45 per cent

–	Other income down 9 per cent reflecting disposals and a challenging operating environment

•	Costs down 2 per cent to £9.4 billion (cost base of £9.0 billion excluding TSB)

•	Impairment charge reduced 60 per cent to £1.2 billion; asset quality ratio improved 33 basis points to 0.24 per cent

Statutory profit before tax of £1.8 billion (2013: £0.4 billion) despite legacy items

•	£2.2 billion provision for PPI in the year (2013: £3.1 billion) and a £0.9 billion provision for other regulatory items

•	Statutory profit after tax of £1.5 billion (2013: loss of £0.8 billion)

•	Tangible net assets per share increased to 54.9p (31 Dec 2013: 48.5p)

Guidance reflects confidence in the future

•	2015 full year net interest margin expected to be around 2.55 per cent

•	2015 full year asset quality ratio expected to be around 30 basis points

•	Expect other income to be broadly stable in 2015

•	Targeting cost:income ratio to exit 2017 at around 45 per cent, with reductions in each year

•	Expect to generate between 1.5 and 2 percentage points of common equity tier 1 per annum (pre dividend)

•	Expected return on required equity of 13.5-15 per cent by the end of the strategic plan period (2017)

Dividend

•	Recommending a dividend of 0.75 pence per share in respect of 2014, amounting to £535 million

CONSOLIDATED INCOME STATEMENT − UNDERLYING BASIS

	2014	2013	Change
	£ million	£ million	%
Net interest income	11,761	10,885	8
Other income	6,607	7,920	(17)
Total income	18,368	18,805	(2)
Total costs	(9,412)	(9,635)	2
Impairment	(1,200)	(3,004)	60
Underlying profit	7,756	6,166	26

Asset sales and other items	(1,719)	(280)
Simplification and TSB costs	(1,524)	(1,517)
Payment Protection Insurance provision	(2,200)	(3,050)
Other regulatory provisions	(925)	(405)
Other items	374	(499)
Profit before tax – statutory	1,762	415
Taxation	(263)	(1,217)
Profit (loss) for the year	1,499	(802)

Underlying earnings per share1	8.1p	6.6p	1.5p
Earnings (loss) per share	1.7p	(1.2)p	2.9p

Banking net interest margin	2.45%	2.12%	33bp
Cost:income ratio2	51.2%	52.9%	(1.7)pp
Asset quality ratio	0.24%	0.57%	(33)bp
Return on risk-weighted assets3	3.02%	2.14%	88bp
Return on assets3	0.92%	0.70%	22bp
Underlying return on required equity4	13.6%	9.7%	3.9pp
Statutory return on required equity4	3.0%	(1.3)%	4.3pp

BALANCE SHEET AND KEY RATIOS

	At 31 Dec 2014	At 31 Dec 2013	Change %
Loans and advances to customers5	£478bn	£493bn	(3)
Loans and advances to customers excluding TSB, Run-off and other5,6	£406bn	£402bn	1
Customer deposits7	£447bn	£436bn	2
Loan to deposit ratio	107%	113%	(6)pp
Total assets	£855bn	£842bn	1
Run-off assets	£17bn	£33bn	(49)
Wholesale funding	£116bn	£138bn	(15)
Common equity tier 1 ratio8,9	12.8%	10.3%	2.5pp
Transitional total capital ratio8,9	22.0%	18.8%	3.2pp
Risk-weighted assets8,9	£240bn	£272bn	(12)
Leverage ratio9,10	4.9%	3.8%	1.1pp

Tangible net assets per share	54.9p	48.5p	6.4p

1	In calculating underlying earnings per share, tax has been assumed at the standard UK corporation tax rate for the year.
2	Excluding impact of St. James’s Place.
3	Underlying profit before tax divided by average quarter end risk-weighted and total assets respectively.
4	See definition on page 13.
5	Excludes reverse repos of £5.1 billion (31 December 2013: £0.1 billion). Loans and advances comparative restated, see note 1, page 75.
6	Other includes the specialist mortgage book, Intelligent Finance and Dutch mortgages.
7	Excludes repos of £nil (31 December 2013: £3.0 billion). Customer deposits comparative restated, see note 1, page 75.
8	31 December 2013 comparatives reflect CRD IV rules as implemented by the PRA at 1 January 2014.
9
31 December 2013 comparatives are reported on a pro forma basis that includes the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank.

10	Following PRA guidance, calculated in accordance with the January 2014 revised Basel III leverage ratio framework.

SUMMARY CONSOLIDATED BALANCE SHEET

	At 31 Dec 2014	At 31 Dec 2013
Assets	£ million	£ million

Cash and balances at central banks	50,492	49,915
Trading and other financial assets at fair value through profit or loss	151,931	142,683
Derivative financial instruments1	36,128	30,804
Loans and receivables:
Loans and advances to customers1	482,704	492,952
Loans and advances to banks	26,155	25,365
Debt securities	1,213	1,355
	510,072	519,672
Available-for-sale financial assets	56,493	43,976
Other assets	49,780	55,330
Total assets	854,896	842,380

Liabilities
Deposits from banks	10,887	13,982
Customer deposits1	447,067	439,467
Trading and other financial liabilities at fair value through profit or loss	62,102	43,625
Derivative financial instruments1	33,187	27,658
Debt securities in issue	76,233	87,102
Liabilities arising from insurance and investment contracts	114,486	110,758
Subordinated liabilities	26,042	32,312
Other liabilities	34,989	48,140
Total liabilities	804,993	803,044

Shareholders’ equity	43,335	38,989
Other equity instruments	5,355	−
Non-controlling interests	1,213	347
Total equity	49,903	39,336
Total liabilities and equity	854,896	842,380

1	See note 1, page 75.

GROUP CHIEF EXECUTIVE’S STATEMENT

Highlights
2014 was a year of continued delivery for the Group, with the achievement of the key objectives set out in our 2011 strategic plan resulting in a significant transformation of the business and improvement in performance. Strategically, we are now a low risk bank, with a strong balance sheet and funding position and industry cost leadership, all of which provide competitive differentiation.

This delivery has, in turn, enabled the UK government to make further progress in returning the Group to full private ownership. In 2014 the UK government reduced its shareholding through the second successful sale of part of its stake in March and the launch of a pre-arranged trading plan in December which provides a means for an orderly sell down that will end no later than June 2015. On 20 February 2015, we were advised that UKFI’s interest in the Group had reduced to 23.9 per cent. In the summer, we sold 38.5 per cent of TSB via a well-received Initial Public Offering, with this and the subsequent sale of a further 11.5 per cent stake in September resulting in us being firmly on track to meet our European Commission State Aid commitments.

The Board recognises the importance of sustainable and growing dividends to our shareholders and is today announcing the resumption of dividend payments, with a recommended dividend payment of 0.75 pence per share in respect of 2014. This is a symbolic development that bears testament to our successful transformation and improved risk profile of the business.

Given this strong strategic progress and the improvement in our financial performance and position, we have a firm foundation to deliver the new strategic priorities that we set out in October and we are well placed to continue to support and benefit from the strengthening UK economy and to be the best bank for our customers and shareholders.

Financial performance in 2014
We delivered a significant improvement in financial performance at both an underlying and statutory level. Underlying profit increased by 26 per cent to £7,756 million, with the Group’s return on risk-weighted assets (RoRWA) improving by 88 basis points to 3.02 per cent. At a divisional level, all of our banking businesses delivered a robust performance with improvements in underlying profit and RoRWA in our Retail, Commercial Banking and Consumer Finance divisions after increased investment made to deliver growth. Underlying profit was lower in our Insurance division, reflecting the challenging market backdrop and regulatory and legislative changes that have similarly affected the wider industry.

Net interest income increased by 8 per cent, driven by a 33 basis point improvement in the net interest margin to 2.45 per cent and increased lending in our key customer segments. Other income excluding St. James’s Place effects was 9 per cent lower, reflecting business disposals and a challenging operating environment. Underlying costs were reduced by 2 per cent, while the effective management of our lending portfolio, coupled with the benign economic and low interest rate environment, resulted in a substantial 60 per cent reduction in the impairment charge to £1,200 million.

On a statutory basis, the Group reported a profit before tax of £1,762 million compared to £415 million in 2013. This was after £2,200 million of charges in respect of PPI (2013: £3,050 million) and other regulatory provisions of £925 million (2013: £405 million).

Helping Britain Prosper and delivering growth in our key customer segments
As a UK centric retail and commercial bank, our future is inextricably linked to the health of the UK economy. In 2014 the UK economy continued to recover, with GDP growing robustly, unemployment falling, and both consumer and business confidence increasing. UK house prices have also continued to recover strongly, with an 8.4 per cent increase in the year. Against this, affordability measures remain good, with the recent calming of house price appreciation in London and the South East a welcome development.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

We are committed to helping Britain and its communities and in March we launched our Helping Britain Prosper Plan. This initiative comprises a number of public commitments in areas where we can make the biggest difference and create value for our customers across households, businesses and our communities, in turn supporting our goal of being the best bank for customers. Since its launch, all of our divisions have made good progress in implementing this Plan, with the Group exceeding each of its lending commitments in 2014 while also delivering lending growth in our key customer segments.

In our Retail division, we provided £11.9 billion of lending to over 89,000 first-time buyers as well as 1 in 5 of all mortgage loans to customers buying their home in the UK in 2014, with total gross mortgage lending of £40 billion, 13 per cent higher than the prior year. We remain the largest participant in the UK government’s Help to Buy mortgage guarantee scheme, lending £1.9 billion through this scheme in the year. In Retail Business Banking, we also supported over 100,000 new business start-ups.

The Commercial Banking division continued to take a leading role in supporting the UK economic recovery, with SME lending growing for the fourth consecutive year against a market that has contracted each year, increasing by 5 per cent in 2014. Lending to Mid Market corporates also increased by 2 per cent in a market that contracted by around 3 per cent. We remain firm supporters of the UK government’s Funding for Lending scheme, committing over £15.5 billion of eligible lending and £1 billion to UK manufacturing during 2014.

In Consumer Finance, we achieved UK lending growth of 17 per cent to £16.0 billion, driven by 43 per cent growth in Asset Finance and a return to growth in our cards business following eight years of decline. New business growth was also strong, with a 48 per cent increase in Black Horse new business partly reflecting the launch of the Jaguar Land Rover partnership, and Cards benefiting from a 15 per cent increase in balance transfer volumes from new and existing customers as well as a 4 per cent increase in new consumer credit card accounts opened.

In Insurance, we have seen good momentum in our corporate pensions business where we are a market leader, serving over 11,500 employers and 1.4 million employees who have invested a total of £27 billion of assets with us. In 2014, the number of employees covered by these schemes increased by 40 per cent, principally reflecting our ongoing support for employers through the auto-enrolment process.

Our support for our customers and communities does not just extend to the lending commitments we have made to our key customer groups. It also covers a number of other initiatives through the Helping Britain Prosper Plan. In 2014, we delivered against the majority of these major commitments, donating £16.5 million to the Bank’s Foundations to help tackle disadvantage and now having trained over 1,300 colleagues as mentors to SMEs and social entrepreneurs and provided over 940,000 of paid volunteer hours to support community projects.

Delivering the best bank to our key stakeholders
Our strong performance in 2014 marks the culmination of four years of delivery against our strategic plan that has transformed the business for the benefit of our stakeholders.

For our shareholders, we have delivered a significant improvement in financial performance, while improving the risk profile of the bank and strengthening the balance sheet.

We have strengthened underlying performance from a loss of £0.9 billion in 2010 to a profit of £7.8 billion in 2014, driven by a combination of lower impairment charges and a reduction in the Group’s cost base. While our statutory result has also increased significantly over this period, our pre-tax profit of £1.8 billion in 2014 continued to be affected by PPI and other regulatory provisions as well as costs associated with TSB, the Simplification programme and the ECN exchange.

Looking ahead, while regulatory and conduct risks remain, we believe that the Group’s statutory performance will become significantly less impacted by such issues, resulting in a far greater proportion of our underlying financial performance flowing through to shareholder returns over time.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

In 2014 we achieved our enhanced target of delivering £2 billion of annual run-rate savings through the first phase of our Simplification programme, resulting in a reduction in our cost base from over £11 billion in 2010 to £9.0 billion (excluding TSB). Our cost:income ratio of 51.2 per cent is now the lowest amongst our major UK banking peers, in turn delivering a cost leadership position as a strategic differentiator and source of competitive advantage.

Being a low risk bank is also central to our strategy and business model, while supporting our aim of being best bank for our shareholders by reducing earnings volatility. This is illustrated by our credit default swap (CDS) spread reducing from over 300 basis points (bps) at the end of 2011 to less than 50 bps at the end of 2014, which is one of the best in the banking sector worldwide. We have significantly reduced risk in our lending business through careful portfolio management, the centralisation of the risk division and the implementation of tighter underwriting standards and controls. As a consequence, non-performing loans have reduced from over 10 per cent of lending balances in 2010 to less than 3 per cent in 2014. Over the same period, we have successfully reshaped the Group, reducing our non-core portfolio from £194 billion, or 25 per cent of customer loans, by £148 billion in a capital accretive way. As of December 2014, we now have a remaining Run-off portfolio of £16.9 billion, with lending assets of £14.4 billion within this total representing 3 per cent of customer loans.

Our balance sheet and funding position have also been transformed, with our post dividend Common Equity Tier 1 (CET1) ratio strengthening to 12.8 per cent through a combination of earnings generation, a reduction in risk-weighted assets as we de-risk the business, and other management actions. Our CET1 ratio is now amongst the strongest within the banking sector worldwide, positioning us well against the backdrop of evolving regulatory requirements for capital and leverage. Most recently this has been demonstrated by the Group exceeding the minimum thresholds set in the recent stress tests conducted by the European Banking Authority (EBA) and the PRA, despite the heavy weighting of the stress parameters against a UK retail and commercial banking business model such as ours.

At the same time, we have significantly reduced our reliance on wholesale funding through the careful management of our lending portfolio and the growth in our relationship deposit base, with our loan to deposit ratio strengthening from 154 per cent in 2010 to 107 per cent. Our wholesale funding requirement at the end of 2014 of £116 billion compares to £298 billion at the end of 2010 and is broadly matched by our primary liquid asset portfolio of £109 billion.

Being the best bank for customers is at the heart of our strategy. In support of this, we have continued to invest in our product propositions as well as our branches, digital and telephony channels, with key customer benefits from this investment ranging from reduced processing times, improved ease of access and convenience, and greater efficiency. Digital remains a key area of growth and investment for the business and has now been expanded as a Group-wide division spanning across all business areas, reflecting our customers’ evolving preferences in how they interact with us. At the end of 2014, our active online user base was over 10.4 million customers, within which our active mobile users were over 5 million: a 29 per cent increase compared to the end of 2013.

Our success in improving the customer experience has been reflected in net promoter scores (NPS), which have increased by 50 per cent since 2010, and Group reportable banking complaints (excluding PPI), which have reduced significantly over the same period and are now approximately 50 per cent lower than the average of our major banking peers.

Rebuilding customer trust remains a key imperative for the business. In support of this, we have continued to transform the corporate culture and have completely overhauled the performance and reward framework for our customer-facing colleagues, with performance now predominantly assessed on the basis of customer feedback.

We have also strengthened the control environment through changes to our organisational design and the introduction of standardised templates across the Group to assess and monitor our risk appetite. While these improvements have been essential in helping us to rebuild customer trust, we recognise there is more to do and that we still have legacy issues to work through.

GROUP CHIEF EXECUTIVE’S STATEMENT (continued)

Strategic update
In October 2014 we set out the next phase of our strategy, highlighting our key priorities for the next three years and how we intend to deliver value and high quality experiences for customers, alongside strong and sustainable financial performance for our shareholders within a prudent risk and conduct framework.

The first of our three strategic priorities is ‘creating the best customer experience’. We will achieve this through our multi-brand, multi-channel approach by combining comprehensive online and mobile capabilities with face-to-face services delivered through our branch and relationship manager network. We will invest £1 billion over the next three years in digital capability across all business divisions, delivering better service with greater efficiency. This transformation will reflect our customers’ changing preferences in how they choose to interact with us, providing seamless access through a secure and resilient digital infrastructure.

Secondly, we will create operational capability by ‘becoming simpler and more efficient’, enabling us to be more responsive to changing customer expectations and to maintain our cost leadership position amongst UK high street banks as a source of competitive advantage. Through the simplification and increased automation of key processes, the reduction in third party spend and changes to our organisational design, we expect to deliver a further £1 billion of annual run-rate savings by the end of 2017, creating value for customers and improving our long-term competitiveness.

Finally, we expect to ‘deliver sustainable growth’ by seeking Group-wide growth opportunities while maintaining our prudent risk appetite. We intend to maintain market leadership in our main retail business lines of mortgages and current accounts by growing in line with the market, making the most of our multi-brand, multi-channel strategy to meet customer needs. We have also identified a number of growth opportunities in segments and areas where we are currently underrepresented and will look to grow above the market, including business banking, financial planning and retirement, and unsecured consumer lending. Consequently, over the next three years we expect to grow net lending in our key customer segments by over £30 billion, comprising growth in line with the market in retail mortgages, coupled with increases in net lending of £3 billion in both our SME and Mid Markets segments, £4 billion growth in customer assets in Asset Finance and £2 billion in credit cards. We also expect to grow customer assets by over £10 billion in our Insurance division over this timeframe through supporting our retail and corporate customers in making long-term preparations for retirement.

Over the next three years, we expect the UK financial services industry to undergo an unprecedented rate of change, driven by technology, changing customer behaviour and increasing regulatory requirements at a time when traditional competitors’ strategies converge and new entrants compete for customers. The successful delivery of our strategic priorities over the next three years will ensure that we are well placed to anticipate and react to these changes, in turn enabling us to retain our leading position in the UK market while delivering value to our customers and shareholders.

Outlook
Thanks to the hard work and commitment of our colleagues, we are entering the next three year phase of our strategy from a position of strength. Together we have delivered the strategic objectives we set out in 2011 resulting in a business that has been transformed, with a reshaped and lower risk portfolio focused on our core UK markets, a strengthened capital and funding position, and a more efficient cost base.

While we recognise we still have a lot more to do, these strong foundations give us confidence in our prospects and our ability to achieve our strategic objectives over the next three years, despite uncertainties with regard to the political, regulatory, economic and competitive environment. We are therefore well positioned to continue to progress towards being the best bank for our customers while delivering strong and sustainable returns for our shareholders and supporting the UK economic recovery.

António Horta-Osório
Group Chief Executive

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE

Overview: strong underlying profitability and balance sheet
The Group’s underlying profit increased by 26 per cent in the year to £7,756 million, with a 2 per cent fall in income more than offset by a 2 per cent reduction in costs and a 60 per cent improvement in impairments. Excluding the effects of St. James’s Place, which benefited the 2013 results, total underlying income was up 1 per cent, and expenses were down 2 per cent with underlying profit up 40 per cent.

Statutory profit before tax in 2014 was £1,762 million (2013: £415 million) after provisions for PPI of £2,200 million (2013: £3,050 million) and other regulatory matters of £925 million (2013: £405 million), liability management losses of £1,386 million (2013: £142 million), Simplification and TSB build and dual running costs of £1,524 million (2013: £1,517 million) and a pension credit of £710 million (2013: charge £104 million). The statutory profit after tax in 2014 was £1,499 million compared to a loss after tax of £802 million in 2013. In the 2014 half year results news release we stated that we expected the full year statutory profit to be significantly ahead of the first half. Statutory profit before tax in the year was £1,762 million compared with £863 million in the first half.

Total loans and advances to customers were £477.6 billion at 31 December 2014, 3 per cent lower than at 31 December 2013, with growth in the key customer segments of mortgages, SME lending, Mid Markets and UK Consumer Finance offset by reductions in balances in the Run-off portfolio and lending to Global Corporate customers. Customer deposits were £447.1 billion at 31 December 2014, an increase of £10.6 billion, or 2 per cent, since 31 December 2013 with growth of relationship deposits, partly offset by a reduction in tactical brands.

The Group’s risk-weighted assets have fallen by 12 per cent to £239.7 billion reflecting the reduction in Run-off assets, active portfolio management in Commercial Banking and the improving economic conditions.

The Group’s liquidity position continues to improve with increased primary liquidity up £20.0 billion to £109.3 billion. In addition, the Group has a further £99.2 billion of secondary liquid assets, a proportion of which are expected to be eligible for the Liquidity Coverage Ratio (LCR). Based on the Group’s current understanding of the LCR standards due to be implemented in October 2015, the Group believes that it met the upcoming requirements as at 31 December 2014.

The combination of strong underlying profitability and continued reduction in risk-weighted assets resulted in a further improvement in the Group’s common equity tier 1 ratio to 12.8 per cent at 31 December 2014 after the 0.2 per cent impact of the recommended dividend (31 December 2013: 10.3 per cent pro forma) and the leverage ratio to 4.9 per cent post dividend (31 December 2013: 3.8 per cent pro forma). The increase in the leverage ratio also reflects the issue of additional tier 1 securities (AT1) in the second quarter.

Total income
	2014	2013	Change
	£ million	£ million	%

Net interest income	11,761	10,884	8
Banking fees and commissions	2,775	2,987	(7)
Insurance income	1,944	2,234	(13)
Operating lease and other income	1,437	1,434	−
Run-off	451	604	(25)
Other income	6,607	7,259	(9)
Total underlying income	18,368	18,143	1
St. James’s Place	−	662
Total income	18,368	18,805	(2)

Banking net interest margin	2.45%	2.12%	33bp
Banking net interest margin excluding TSB	2.40%	2.10%	30bp
Average interest-earning banking assets	£483.7bn	£510.9bn	(5)
Average interest-earning banking assets excluding TSB	£461.1bn	£486.7bn	(5)

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Total income of £18,368 million was 2 per cent lower than in 2013, with strong growth in net interest income offset by lower other income. Adjusting for St. James’s Place effects, total underlying income increased by 1 per cent.

Net interest income increased 8 per cent to £11,761 million, reflecting the continued improvement in net interest margin and loan growth in our key customer segments, partly offset by the effect of disposals and the reduced Run-off portfolio. Net interest margin increased to 2.45 per cent, up 33 basis points, benefiting from improved deposit pricing and lower funding costs (including approximately 7 basis points from the Enhanced Capital Notes (ECNs) exchange in the first half), partly offset by continued pressure on asset prices. The net interest margin in the fourth quarter was 2.47 per cent, 4 basis points lower than in the previous quarter as a result of a one-off charge to net interest income following the decision to simplify the range of savings products available to customers.

The Group expects the net interest margin for the 2015 full year will be around 2.55 per cent.

Excluding St. James’s Place effects, other income in the year was 9 per cent lower at £6,607 million. The reduction was due to lower insurance income which was affected by changes in the pensions and annuities markets, the continued challenging market conditions experienced by the Debt Capital Markets and Financial Markets businesses and lower valuations in the private equity business within Commercial Banking, and the impact of business disposals and the smaller Run-off portfolio. The Group expects other income will be broadly stable in 2015 compared with 2014.

Total costs
	2014	2013	Change
	£ million	£ million	%

Total costs	9,412	9,635	2
Operating lease depreciation included in costs	720	746	3
Cost:income ratio1	51.2%	52.9%	(1.7)pp
Underlying cost:income ratio2	49.8%	49.8%	−
Simplification savings annual run-rate	2,042	1,457	40

1	Excluding income of £662 million and costs of £44 million relating to St. James’s Place in 2013.
2	Excluding St. James’s Place, operating lease depreciation deducted from income and costs and excluding TSB running costs.

Total costs of £9,412 million were 2 per cent lower than in 2013. The reduction was driven by incremental savings from the Simplification programme of £449 million and business disposals of £392 million, partly offset by pay and inflation of £116 million, and increased investment in the business. Total costs excluding TSB running costs in the year were £9,042 million (2013: £9,072 million). Costs in the fourth quarter included the Bank levy of £254 million (2013: £238 million).

The Simplification programme which began in 2011 is now delivering annual run-rate savings of £2 billion, meeting the increased target announced with the 2013 results. In October the Group announced the next phase of the programme and is targeting a cost:income ratio excluding TSB and adjusting for operating lease depreciation of around 45 per cent by the end of 2017 with annual improvements in the ratio in the intervening years.

Impairment
	2014	2013	Change
	£ million	£ million	%

Impairment charge excluding Run-off	997	1,615	38
Run-off impairment charge	203	1,389	85
Total impairment charge	1,200	3,004	60
Asset quality ratio	0.24%	0.57%	(33)bp
Impaired loans as a % of closing advances	2.9%	6.3%	(3.4)pp
Provisions as a % of impaired loans	56.4%	50.1%	6.3pp

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

The impairment charge was £1,200 million, 60 per cent lower than in 2013 as a result of a significant reduction in run-off business and improvements in all divisions. The improvement reflects lower levels of new impairment as a result of effective risk management, improving economic conditions and the continued low interest rate environment. The net charge has also benefited from significant provision releases but at lower levels than seen in 2013. The asset quality ratio in 2014 was 24 basis points. The impairment charge and asset quality ratio in the fourth quarter were £183 million and 15 basis points, respectively.

The Group expects the asset quality ratio for the 2015 full year will be around 30 basis points.

Impaired loans as a percentage of closing advances reduced from 6.3 per cent at the end of December 2013 to 2.9 per cent at the end of December 2014, driven by reductions within both the continuing and the Run-off portfolios. Provisions as a percentage of impaired loans increased from 50.1 per cent to 56.4 per cent.

Statutory profit
Statutory profit before tax was £1,762 million compared to a pre-tax profit of £415 million in 2013. Further information on the reconciliation of underlying to statutory results is included on page 29.

	2014	2013
	£ million	£ million

Underlying profit	7,756	6,166
Asset sales and other items:
Asset sales	138	(687)
Sale of government securities	−	787
Liability management	(1,386)	(142)
Own debt volatility	398	(221)
Other volatile items	(112)	(457)
Volatility arising in insurance businesses	(228)	668
Fair value unwind	(529)	(228)
	(1,719)	(280)
Simplification and TSB costs:
Simplification costs	(966)	(830)
TSB build and dual running costs	(558)	(687)
	(1,524)	(1,517)
Payment Protection Insurance provision	(2,200)	(3,050)
Other regulatory provisions	(925)	(405)

Other items:
Past service pensions credit (charge)	710	(104)
Amortisation of purchased intangibles	(336)	(395)
	374	(499)
Profit before tax – statutory	1,762	415
Taxation	(263)	(1,217)
Profit/(loss) for the year	1,499	(802)

Underlying earnings per share	8.1p	6.6p
Earnings per share	1.7p	(1.2)p

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Asset sales and other items
The net gain from asset sales of £138 million included a gain of £122 million from the sale of Scottish Widows Investment Partnership. In 2013 there was a net loss from asset sales of £687 million and a £787 million gain on the sale of government securities.

The loss for liability management in 2014 of £1,386 million largely related to the Group’s ECN exchange offers completed in the second quarter. This was partly offset by the credit from own debt volatility of £398 million which mainly reflected the change in value of the equity conversion feature of the ECNs.

There was a charge for other volatile items of £112 million (2013: charge of £457 million) relating to the change in fair value of interest rate derivatives and foreign exchange hedges in the banking book not mitigated through hedge accounting.

Negative volatility arising in insurance businesses was £228 million in 2014, principally reflecting lower than expected returns on equity markets and cash investments. This compared to positive insurance volatility of £668 million in 2013 driven by strong equity market performance.

The fair value unwind was a net charge of £529 million compared with a net charge of £228 million in 2013. The charge largely related to the amortisation of fair value adjustments relating to the subordinated debt acquired as part of the HBOS acquisition in 2009.

Simplification and TSB costs
Total Simplification costs in 2014 were £966 million (2013: £830 million). The total spent on Simplification to the end of December 2014 was £2.4 billion with a further £0.2 billion of redundancy costs in 2014 relating to the acceleration of the next phase of the programme. The original programme has delivered annual run-rate savings of £2.0 billion, meeting the increased target announced with the 2013 results. In the next phase of Simplification the Group is targeting a further £1 billion of annual run-rate savings by the end of 2017.

The Group holds 50 per cent of TSB’s ordinary shares. TSB build and dual running costs in the year were £232 million and £326 million, respectively. In 2013 TSB build costs were £687 million.

PPI
The Group increased the provision for expected PPI costs by a further £700 million in the fourth quarter. This brings the amount provided in 2014 to £2,200 million (2013: £3,050 million), and the total amount provided to £12,025 million. Total costs incurred in the fourth quarter were £700 million and as at 31 December 2014, £2,549 million or 21 per cent of the total provision, remained unutilised.

The volume of reactive PPI complaints in 2014 fell by 22 per cent compared with 2013 and by 12 per cent in the fourth quarter. During 2014 there has been a more sustained level of Claims Management Company (CMC) activity and as a result the Group is forecasting a slower decline in future volumes than previously expected. The provision remaining at 31 December 2014 assumes that we will receive a further 0.6 million complaints. This revised forecast of complaint volumes accounts for £1,080 million, approximately half of the additional provision taken in the year and of which £300 million in the fourth quarter. However, the provisions remains sensitive to future trends; as an example, were reactive complaint levels in the first two quarters of 2015 to remain broadly in line with the fourth quarter of 2014 then the revised modelled total complaints and associated administration costs would increase the provision by approximately £700 million.

The Group has mailed the original Past Business Review (PBR) scope of 2.7 million policies as at 31 December 2014. During the year response rates to mailings have been slightly higher than expected, and some limited additional mailing has been added to the scope. This covers £300 million of the provision increase in the year and £45 million in the fourth quarter.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

The Group has now commenced re-reviewing previously handled cases. During the course of the year the scope of remediation has increased, which combined with higher uphold rates following complaint handling policy changes, has resulted in an additional provision being required of £250 million for the year, of which £140 million was in the fourth quarter.

The Group has also revised its forecast for uphold rates and average redress and increased its estimate for the associated administrative expenses connected with the above which combined have resulted in an increase in the provision of £570 million, of which £215 million was in the fourth quarter.

The total amount provided for PPI represents our best estimate of the likely future costs. The run-rate of spend in the first quarter of 2015 is expected to increase as a result of cash payments for remediation and residual PBR responses. The run-rate of spend in the first half of 2015 overall however, is expected to remain broadly in line with the second half of 2014 as remediation spend reduces. These programmes will be largely complete by mid year, and as a result the Group expects a further reduction in cash outflow in the second half of 2015. However, a number of risks and uncertainties remain in particular in respect of complaint volumes, uphold rates, average redress costs, the cost of proactive mailings and remediation, and the outcome of the FCA Enforcement Team investigation. The cost of these factors could differ materially from our estimates, with the risk that a further provision could be required.

Other regulatory provisions
During 2014 the Group has charged £925 million (2013: £405 million) in respect of other regulatory and conduct related matters of which £425 million was charged in the fourth quarter.

In July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rate) with the UK Financial Conduct Authority, the United States Commodity Futures Trading Commission and the United States Department of Justice regarding the manipulation several years ago of submissions to the British Bankers’ Association London Interbank Offered Rate and Sterling Repo Rate between May 2006 and 2009, as well as the associated systems and control failings. In addition to these regulatory settlements, the Group paid nearly £8 million to the Bank of England to compensate for fees that were underpaid as a direct consequence of the manipulation of the Sterling Repo Rate in 2008 and 2009. These costs were recognised in the first half.

Further provisions of £150 million have been made relating to the past sale of interest rate hedging products (IRHPs) to certain small and medium-sized businesses of which £100 million was recognised in the fourth quarter. The further provision brings the total amount provided for redress and related administration costs for customers in scope of the agreement with the FCA to £680 million of which £109 million was unutilised at 31 December 2014.

Other provisions also included £120 million recognised in the fourth quarter given the emerging experience relative to expectations for claims relating to policies issued by Clerical Medical Investment Group Limited in Germany, bringing the total provision to £520 million of which £199 million was unutilised at 31 December 2014.

In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct, and where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. In 2014, the Group made further provisions of £430 million in respect of a number of matters affecting the Retail, Commercial Banking and Consumer Finance divisions, including potential claims and remediation in respect of products sold through the branch network and continuing investigation of matters highlighted through industry wide regulatory reviews, as well as legacy product sales and historical systems and controls such as those governing legacy incentive schemes. Of the additional provision, £205 million was recognised in the fourth quarter. The increase reflected the Group’s assessment of a limited number of matters under discussion, none of which are individually considered financially material in the context of the Group.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Other items
The Group made a number of changes to its defined benefit pension scheme arrangements in the first half of the year. These changes and other actions resulted in a £710 million net credit which was recognised in the second quarter.

Taxation
The tax charge for the year to 31 December 2014 was £263 million, representing an effective tax rate of 15 per cent.

The effective tax rate was lower than the UK corporation tax rate largely as a result of tax exempt gains on sales of businesses in the first half and a lower deferred tax liability in respect of the value of in-force assets for the life business partially offset by the effect of non-deductible expenses.

The high tax charge in 2013 was driven by the write down of deferred tax assets following the changes in corporation tax rates and the sale of the Australian business.

In December 2014 the Chancellor of the Exchequer announced proposals to restrict to 50 per cent the amount of banks’ profits that can be offset by carried forward tax losses for the purposes of calculating corporation tax liabilities. These proposals are expected to be included in the Finance Bill 2015 and, if passed into law, will take effect in respect of profits arising after 1 April 2015. The Group estimates that these proposals will result in no change to the level of deferred tax recognition although it will increase the period over which it expects to fully utilise its tax losses from 2019 to 2025.

Return on required equity
	At 31 Dec 2014	At 31 Dec 2013	Change %
Underlying return on required equity	13.6%	9.7%	3.9pp
Statutory return on required equity	3.0%	(1.3)%	4.3pp

Underlying return on equity is calculated as the underlying profit after tax at the standard UK corporation tax rate less the post tax profit attributable to other equity holders divided by the average required equity in the year. Required equity is made up of shareholders’ equity and non-controlling interests and is the amount required to achieve a common equity tier 1 ratio of 12.0 per cent after allowing for regulatory adjustments and deductions. An adjustment is also made to reflect the notional earnings on any excess or shortfall in equity.

Statutory return on required equity is calculated as the statutory profit after tax less the post tax profit attributable to other equity holders divided by the average required equity in the year. An adjustment is also made to reflect the notional earnings on any excess or shortfall in equity.

Both return measures have improved significantly in the year reflecting the strong growth in underlying profit and the return to statutory profit. The Group has a target statutory return on required equity of between 13.5 per cent and 15 per cent by the end of 2017.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Capital ratios and risk-weighted assets
	At 31 Dec 2014	At 31 Dec 2013	Change

Common equity tier 1 capital ratio1,3	12.8%	10.3%	2.5pp
Transitional tier 1 capital ratio1,3	16.5%	11.7%	4.8pp
Transitional total capital ratio1,3	22.0%	18.8%	3.2pp
Leverage ratio2,3	4.9%	3.8%	1.1pp
Risk-weighted assets1,3	£240bn	£272bn	(12)%

Shareholders’ equity	£43bn	£39bn	11%

1	Common equity tier 1 ratio is the same on both fully loaded and transitional bases. 31 December 2013 comparatives reflect CRD IV rules as implemented by the PRA at 1 January 2014.
2	Calculated in accordance with the January 2014 revised Basel III leverage ratio framework.
3
31 December 2013 comparatives are reported on a pro forma basis that includes the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank.

The Group continued to strengthen its capital position, with the common equity tier 1 (CET1) ratio increasing to 12.8 per cent (31 December 2013: 10.3 per cent pro forma). The improvement was driven by a combination of underlying profit, further dividends from the Insurance business, changes to and improved valuations of the Group’s defined benefit pension arrangements, and a reduction in risk-weighted assets. The positive effect of these items was partly offset by charges relating to legacy issues which reduced the CET1 ratio by 1.5 per cent, the ECN exchange and tender offers which reduced the ratio by 0.5 per cent and the recommended dividend which reduced the ratio by 0.2 per cent.

The regulatory framework in which the Group operates has continued to evolve following the implementation of the Capital Requirements Directive (CRD IV) on 1 January 2014. The Group’s Pillar 2A requirement at 31 December 2014 was 3.8 per cent of risk-weighted assets of which 2.1 per cent must be covered by CET1 capital. This reflects a point in time estimate by the PRA, which may change over time, of the total capital that is needed in relation to risks that are not covered or fully covered by Pillar 1. The Group is now assuming a steady state CET1 ratio requirement of around 12 per cent.

Risk-weighted assets reduced by 12 per cent, or £32.2 billion, in the year, to £239.7 billion (31 December 2013: £271.9 billion pro forma), primarily due to asset reductions in the Run-off portfolio, active portfolio management in Commercial Banking and improvements in economic conditions.

The Group’s leverage ratio increased to 4.9 per cent from 3.8 per cent (pro forma) in December 2013, with the AT1 issuance in the first half, where the Group repurchased the equivalent of £5 billion nominal (£4 billion regulatory value) of ECNs and issued £5.3 billion of new AT1 securities, accounting for 0.5 per cent of the increase.

The Group’s leverage ratio exceeds the aggregate minimum levels proposed by the Financial Policy Committee (FPC) which require major domestic banks to meet a minimum ratio of 3 per cent, a supplementary systemic risk based buffer of up to 1.05 per cent (to apply from 2016 for G-SIBs and from 2019 for major domestic banks) and a time-varying countercyclical leverage buffer of up to 0.9 per cent (currently set at zero per cent).

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Stress tests
During the year, the Group was subject to stress testing exercises carried out by both the European Banking Authority (EBA) and the PRA. As announced in October and December respectively, the Group exceeded the capital thresholds set for both these tests and was not required to take any action as a result of these exercises.

The remaining issued Enhanced Capital Notes (ECNs) were not taken into account for the purpose of core capital for the PRA stress test. A Capital Disqualification Event (CDE) occurred allowing the Group, under certain conditions, to redeem, with the permission of the PRA, any series of ECNs. The Group has also indicated its intention to redeem those series of ECNs listed in the announcement, resulting in a reduction in tier 2 capital resources of £0.5 billion.

Funding and liquidity
	At 31 Dec 2014	At 31 Dec 2013	Change %

Loans and advances to customers1	£478bn	£493bn	(3)
Loans and advances to customers excluding TSB, Run-off and other1	£406bn	£402bn	1
Run-off assets	£17bn	£33bn	(49)
Non-retail run-off assets	£11bn	£25bn	(57)
Funded assets	£493bn	£508bn	(3)
Customer deposits2	£447bn	£436bn	2
Wholesale funding	£116bn	£137bn	(15)
Wholesale funding <1 year maturity	£41bn	£44bn	(7)
Of which money-market funding <1 year maturity3	£19bn	£21bn	(11)
Loan to deposit ratio	107%	113%	(6)pp
Primary liquid assets4	£109bn	£89bn	22

1	Excludes reverse repos of £5.1 billion (31 December 2013: £0.1 billion). Loans and advances comparative restated, see note 1, page 75.
2	Excludes repos of £nil (31 December 2013: £3.0 billion). Deposits comparative restated, see note 1, page 75.
3	Excludes balances relating to margins of £2.8 billion (31 December 2013: £2.3 billion) and settlement accounts of £1.4 billion (31 December 2013: £1.3 billion).
4	Includes off-balance sheet liquid assets; includes TSB £4.5 billion (31 December 2013: £nil).

The Group increased its net lending in key customer segments by 1 per cent with growth of 2 per cent in mortgages (excluding books closed to new business), growth of 5 per cent and 2 per cent in SME and Mid Markets respectively and 17 per cent in the UK consumer finance business. Overall, loans and advances to customers have fallen by 3 per cent to £477.6 billion as the growth in key segments has been more than offset by a reduction in Run-off loans and advances. The Group reduced total Run-off assets by 49 per cent to £16.9 billion.

The growth in deposits, together with the reduction in total loans and advances, resulted in the loan to deposit ratio improving to 107 per cent from 113 per cent at the end of 2013, and has reduced the Group’s wholesale funding requirement. Wholesale funding at 31 December 2014 was £116.5 billion, with 65 per cent having a maturity of greater than one year.

The Group’s liquidity position remains strong, with primary liquid assets of £109.3 billion (31 December 2013: £89.3 billion). Primary liquid assets represent almost six times our money-market funding with a maturity of less than one year, and just under three times our total short-term wholesale funding, in turn providing a substantial buffer in the event of market dislocation. In addition to primary liquid assets, the Group has significant secondary liquidity holdings of £99.2 billion (31 December 2013: £105.4 billion). Total liquid assets represent approximately five times our short-term wholesale funding with primary liquid assets broadly equivalent to total wholesale funding.

Based on the Group’s current understanding of the LCR standards due to be implemented in October 2015, the Group believes that it met the upcoming requirements as at 31 December 2014.

CHIEF FINANCIAL OFFICER’S REVIEW OF FINANCIAL PERFORMANCE (continued)

Dividend
The Board has recommended a dividend of 0.75 pence per ordinary share in respect of 2014, amounting to £535 million. The Group’s aim is to have a progressive dividend policy, with dividends starting at a modest level and increasing over the medium term to a dividend payout ratio of at least 50 per cent of sustainable earnings. Subject to performance, the intention is to pay an interim and final dividend for 2015.

Conclusion
The Group has delivered a strong underlying performance and a statutory profit after tax of £1.5 billion in 2014 despite recognising further PPI and other regulatory provisions. At the same time, the Group has continued to reduce balance sheet risk, with significantly improved credit quality supported by a further £16 billion reduction in the Run-off portfolio. These achievements have helped strengthen the Group’s funding position, key capital and leverage ratios and enabled the Board to recommend a dividend in respect of 2014.

George Culmer
Chief Financial Officer

UNDERLYING BASIS – SEGMENTAL ANALYSIS

2014	Retail	Commercial Banking	Consumer Finance	Insurance	Run-off and Central items	TSB1	Group
	£m	£m	£m	£m	£m	£m	£m

Net interest income	7,079	2,480	1,290	(131)	257	786	11,761
Other income	1,212	1,956	1,364	1,725	210	140	6,607
Total income	8,291	4,436	2,654	1,594	467	926	18,368
Total costs	(4,464)	(2,147)	(1,429)	(672)	(330)	(370)	(9,412)
Impairment	(599)	(83)	(215)	−	(205)	(98)	(1,200)
Underlying profit (loss)	3,228	2,206	1,010	922	(68)	458	7,756

Banking net interest margin	2.29%	2.67%	6.49%				2.45%
Asset quality ratio	0.19%	0.08%	1.05%				0.24%
Return on risk-weighted assets	4.60%	1.92%	4.87%				3.02%
Return on assets	1.02%	0.94%	4.02%				0.92%

Key balance sheet items at 31 December 2014	£bn	£bn	£bn		£bn	£bn	£bn

Loans and advances to customers	315.2	100.9	20.9		19.0	21.6	477.6
Customer deposits	285.5	119.9	15.0		2.1	24.6	447.1
Total customer balances2	600.7	220.8	39.0		21.1	46.2	927.8

Risk-weighted assets	67.7	106.2	20.9		39.7	5.2	239.7

20133	£m	£m	£m	£m	£m	£m	£m

Net interest income	6,500	2,113	1,333	(107)	431	615	10,885
Other income	1,435	2,259	1,359	1,864	840	163	7,920
Total income	7,935	4,372	2,692	1,757	1,271	778	18,805
Total costs	(4,160)	(2,084)	(1,384)	(669)	(775)	(563)	(9,635)
Impairment	(760)	(398)	(343)	−	(1,394)	(109)	(3,004)
Underlying profit (loss)	3,015	1,890	965	1,088	(898)	106	6,166

Banking net interest margin	2.09%	2.21%	6.94%				2.12%
Asset quality ratio	0.24%	0.37%	1.76%				0.57%
Return on risk-weighted assets	3.81%	1.53%	4.51%				2.14%
Return on assets	0.95%	0.77%	3.90%				0.70%

Key balance sheet items at 31 December 2013	£bn	£bn	£bn		£bn	£bn	£bn

Loans and advances to customers	314.3	105.7	19.1		30.3	23.5	492.9
Customer deposits	283.2	108.7	18.7		2.8	23.1	436.5
Total customer balances2	597.5	214.4	40.6		33.1	46.6	932.2

Risk-weighted assets4	72.9	124.0	20.1		48.5	5.6	271.1

1	See note 5, page 82.
2	Total customer balances include loans and advances to customers, customer deposit balances and Consumer Finance operating lease assets.
3
Segment information has been restated to reflect the changes made to the Group’s operating structure that came into effect from 1 January 2014. Loans and advances to customers and customer deposits have been restated, see note 1, page 75.

4	31 December 2013 comparatives reflect CRD IV rules on a fully loaded basis as implemented by the PRA at 1 January 2014.

UNDERLYING BASIS – QUARTERLY INFORMATION

	Quarter ended 31 Dec 2014	Quarter ended 30 Sept 2014	Quarter ended 30 June 2014	Quarter ended 31 Mar 2014
	£m	£m	£m	£m

Net interest income	2,923	3,034	2,993	2,811
Other income	1,547	1,612	1,730	1,718
Total income	4,470	4,646	4,723	4,529
Total costs	(2,505)	(2,232)	(2,377)	(2,298)
Impairment	(183)	(259)	(327)	(431)
Underlying profit	1,782	2,155	2,019	1,800
Asset sales and other items	34	(186)	(1,687)	120
Simplification and TSB costs	(460)	(236)	(362)	(466)
PPI	(700)	(900)	(600)	−
Other regulatory provisions	(425)	−	(500)	−
Other items	(83)	(82)	624	(85)
Statutory profit (loss)	148	751	(506)	1,369

Banking net interest margin	2.47%	2.51%	2.48%	2.32%
Asset quality ratio	0.15%	0.20%	0.26%	0.35%
Cost:income ratio	56.0%	48.0%	50.3%	50.7%
Return on risk-weighted assets	2.89%	3.37%	3.09%	2.71%
Return on assets	0.83%	1.01%	0.97%	0.87%

	Quarter ended 31 Dec 2013	Quarter ended 30 Sept 2013	Quarter ended 30 June 2013	Quarter ended 31 Mar 2013
	£m	£m	£m	£m

Net interest income	2,918	2,761	2,653	2,552
Other income	1,754	1,776	1,872	1,857
St. James’s Place	114	18	50	480
Total income	4,786	4,555	4,575	4,889
Total costs	(2,525)	(2,361)	(2,341)	(2,408)
Impairment	(521)	(670)	(811)	(1,002)
Underlying profit	1,740	1,524	1,423	1,479
Asset sales and other items	(468)	(709)	(176)	1,073
Simplification and TSB costs	(323)	(408)	(377)	(409)
PPI	(1,800)	(750)	(500)	−
Other regulatory provisions	(330)	−	(75)	−
Other items	(98)	(97)	(201)	(103)
Statutory (loss) profit	(1,279)	(440)	94	2,040

Banking net interest margin	2.29%	2.17%	2.06%	1.96%
Asset quality ratio	0.40%	0.51%	0.57%	0.80%
Cost:income ratio1	54.0%	52.0%	51.7%	53.6%
Return on risk-weighted assets	2.55%	2.14%	1.93%	1.96%
Return on assets	0.81%	0.69%	0.65%	0.66%

1	Excluding impact of St. James’s Place.

DIVISIONAL HIGHLIGHTS

RETAIL

Retail offers a broad range of financial service products, including current accounts, savings, personal loans and mortgages, to UK personal customers, including Wealth and small business customers. It is also a distributor of insurance, protection and credit cards, and a range of long-term savings and investment products. Retail’s aim is to be the best bank for customers in the UK, by building deep and enduring relationships that deliver value to customers, and by providing them with greater choice and flexibility. Retail will maintain its multi-brand and multi-channel strategy, and continue to simplify the business and provide more transparent products, helping to improve service levels and reduce conduct risks.

Progress against strategic initiatives
•
Continued development of its digital capability, with the launch of its new App and the optimisation of browser sites for mobile users. The online user base has increased to over 10.4 million customers, including more than 5 million active mobile users, an increase of 29 per cent from 2013.

•	Increased Net Promoter Scores across all channels in 2014.
•	Continued to attract new customers through positive switching activity, particularly through the Halifax challenger brand which has attracted around 250,000 customers in 2014.
•	Launch of a number of new products, including the Club Lloyds current account proposition which has attracted over 600,000 customers since launch, and the Club Lloyds Saver and Monthly Saver Accounts.
•	Launched two new unsecured lending products, enhancing account flexibility and online functionality.
•	Announced the simplification of the existing savings products range, which will lead to the consolidation of 47 accounts into three standard products.
•
Achieved £40 billion of gross new mortgage lending in 2014, providing 1 in 5 of all mortgage loans to customers buying their homes in the UK. Exceeded our lending commitment to first-time buyers, lending £11.9 billion to over 89,000 customers, providing 1 in 4 of all mortgages. Retail continues to be a leading supporter of the UK government’s Help to Buy scheme, lending £1.9 billion in 2014.

•
Improved proposition to small business customers through the launch of a new mobile App, online account opening and online lending and successfully transferred 120,000 customers onto a new multi-channel model in Retail. Exceeded its lending commitment by supporting over 100,000 new business start-ups.

Financial performance
•	Underlying profit increased 7 per cent to £3,228 million.
•	Net interest income increased 9 per cent. Margin increased 20 basis points to 2.29 per cent, driven by improved deposit mix and margin, more than offsetting reduced lending rates.
•
Other income down 16 per cent, with lower protection income partly due to the decision to close the face-to-face advised protection role in branches, and lower wealth related income due to regulatory changes.

•	Total costs increased 7 per cent to £4,464 million, reflecting higher indirect overheads previously absorbed in the TSB segment and costs associated with ongoing investment in the business.
•
Impairment reduced 21 per cent to £599 million, with unsecured charges decreasing consistent with lower impaired loan and arrears balances. Secured coverage strengthened to 37 per cent, resulting in a 13 per cent increase to the impairment charge.

•	Return on risk-weighted assets increased 79 basis points driven by 7 per cent increase in underlying profit and reduced risk-weighted assets.

Balance sheet
•	Loans and advances to customers increased slightly to £315.2 billion, with stronger growth of 2 per cent in the open mortgage book (excludes closed specialist book and Intelligent Finance).
•	Customer deposits increased 1 per cent to £285.5 billion, with relationship balances (including Lloyds, Halifax and BoS) up 4 per cent year-on-year.
•	Risk-weighted assets decreased by £5.2 billion to £67.7 billion driven by an improvement in the credit quality of retail assets and improving house prices.

RETAIL (continued)

	2014	20131	Change
	£m	£m	%

Net interest income	7,079	6,500	9
Other income	1,212	1,435	(16)
Total income	8,291	7,935	4
Total costs	(4,464)	(4,160)	(7)
Impairment	(599)	(760)	21
Underlying profit	3,228	3,015	7

Banking net interest margin	2.29%	2.09%	20bp
Asset quality ratio	0.19%	0.24%	(5)bp
Return on risk-weighted assets	4.60%	3.81%	79bp
Return on assets	1.02%	0.95%	7bp

Key balance sheet items	At 31 Dec 2014	At 31 Dec 2013	Change
	£bn	£bn	%

Loans and advances excluding closed portfolios	284.7	280.4	2
Closed portfolios	30.5	33.9	(10)
Loans and advances to customers	315.2	314.3	−

Relationship balances	247.9	238.4	4
Tactical balances	37.6	44.8	(16)
Customer deposits	285.5	283.2	1
Customer deposits	285.5	283.2	1
Total customer balances	600.7	597.5	1

Risk-weighted assets2	67.7	72.9	(7)

1	Restated to reflect the changes to the Group operating structure that came into effect from 1 January 2014.
2	31 December 2013 comparatives reflect CRD IV rules as implemented by the PRA at 1 January 2014.

COMMERCIAL BANKING

Commercial Banking supports UK businesses from SMEs to large corporates and financial institutions. It has a client led, low risk strategy targeting sustainable returns on risk-weighted assets above 2 per cent by the end of 2015 and 2.4 per cent by the end of 2017, whilst simplifying operating processes, building digital capability and maintaining capital discipline. Commercial Banking aims to be the best bank for clients delivering a through-the-cycle relationship approach that provides affordable, simple and transparent finance, as well as support for complex needs and access to Government funding schemes.

Progress against strategic initiatives
•
Continued its support of SMEs, growing lending by 5 per cent in a contracting market. Its network of local and key markets relationship managers enables a quick response to the needs of the significant client base.

•
Strengthened the capabilities and increased the number of relationship managers in Mid Markets, resulting in an increase in client numbers, particularly in the local authority, business services and education sectors.

•	Enhanced returns in Global Corporates as a result of continued capital optimisation and increased profitability due to resilient income performance in challenging market conditions.
•	Further developed the Financial Institutions franchise, meeting a broader range of client needs, delivering growth in income and profitability whilst supporting financial services in the UK
•	Continued to invest in digital capability, with CB Online launching in 2015 and the continued development of mobile services to clients.
•
Continued to help Britain prosper; committing over £15.5 billion of UK lending through Funding for Lending, over £1 billion of funding support to UK manufacturing. In line with the Group’s focus on sustainability and responsible lending Commercial Banking became the first UK bank to issue an Environmental, Social and Governance (ESG) bond. The Debt Capital Markets team also pioneered market leading product innovation with the first green loan and first ESG bond for a housing association.

•	Its community based actions include the Enterprise Mentoring scheme, with over 400 Group colleagues now trained as Enterprise Mentors, providing support to over 700 SME businesses to date.

Financial performance
•	Underlying profit of £2,206 million, up 17 per cent on 2013, driven by strong income growth in SME, Mid Markets and Financial Institutions and lower impairments.
•
Income increased by 1 per cent to £4,436 million as a result of increased net interest income in all client segments offset by declining performance in other income reflecting challenging market conditions and lower income from Lloyds Development Capital.

•
Net interest margin increased by 46 basis points to 2.67 per cent as a result of disciplined pricing of new lending, customer repricing in deposits and a reduction in funding costs helped by the increase in Global Transaction Banking deposits.

•
Other income decreased 13 per cent driven by lower client income in Debt Capital Markets and Financial Markets due to the continued low interest rate and low volatility environment in 2014 and a lower level of revaluation gains in Lloyds Development Capital.

•	Asset quality ratio of 8 basis points improved by 29 basis points reflecting lower gross charges, improved credit quality and progress in executing its strategy of building a low risk commercial bank.
•	Return on risk-weighted assets increased by 39 basis points to 1.92 per cent, making good progress towards achieving its 2015 target of 2 per cent by the end of 2015.

Balance sheet
•	Lending decreased by 5 per cent as a result of selective participation in Global Corporates partially offset by growth in SME and Financial Institutions.
•	Customer deposits increased by 10 per cent with Global Transaction Banking balances growing year-on-year in all client segments.
•
Risk-weighted assets decreased by £17.8 billion with reductions in credit and market risk-weighted assets as a result of active portfolio management, including reductions in Global Corporates reflecting the successful progress on improving returns.

COMMERCIAL BANKING (continued)

	2014	20131	Change
	£m	£m	%

Net interest income	2,480	2,113	17
Other income	1,956	2,259	(13)
Total income	4,436	4,372	1
Total costs	(2,147)	(2,084)	(3)
Impairment	(83)	(398)	79
Underlying profit	2,206	1,890	17

Banking net interest margin	2.67%	2.21%	46bp
Asset quality ratio	0.08%	0.37%	(29)bp
Return on risk-weighted assets	1.92%	1.53%	39bp
Return on assets	0.94%	0.77%	17bp

Key balance sheet items	At 31 Dec 2014	At 31 Dec 20131	Change
	£bn	£bn	%

SME	27.9	26.6	5
Other	73.0	79.1	(8)
Loans and advances to customers	100.9	105.7	(5)

Customer deposits	119.9	108.7	10

Total customer balances	220.8	214.4	3

Risk-weighted assets2	106.2	124.0	(14)

1
Restated to reflect the changes to the Group operating structure that came into effect from 1 January 2014. Loans and advances to customers and customer deposits have been restated, see note 1, page 75.

2	31 December 2013 comparatives reflect CRD IV rules as implemented by the PRA at 1 January 2014.

CONSUMER FINANCE

Consumer Finance aims to extend its market leadership in Asset Finance by building its digital capability and creating new propositions in both the Black Horse and Lex Autolease businesses. In Credit Cards, better use will be made of Group customer relationships and insight to seek growth within its current risk profile from both franchise and non-franchise customers.

Progress against strategic initiatives
•	UK loan growth of 17 per cent year-on-year, increasing momentum from the first half of 2014.
•	New business growth of 48 per cent within Black Horse, supported by the launch of the Jaguar Land Rover partnership in the first quarter of 2014 and strong underlying business performance.
•	Growth of 23 per cent in new Lex Autolease fleet deliveries with leads from the franchise more than double 2013.
•	Growth in lending balances within Credit Cards for the first time in eight years.
•	Growth in new consumer credit cards including a 4 per cent increase in new accounts opened and a 15 per cent increase in balance transfer volumes from new and existing customers.
•
Net gainer in balance transfers compared to competitors in Credit Cards new business, leveraging the breadth of the product lines, brands, and channels, and making strong progress in building  non-franchise capabilities.

•	Growth of 45 per cent in transaction volumes within the Cardnet Acquiring Solutions business, driven in part by new partnerships, in addition to increased activity from existing customers.
•	Successful implementation of initial regulatory changes following change of regulator from the Office of Fair Trading to the Financial Conduct Authority.

Financial performance
•
Underlying profit increased by 5 per cent to £1,010 million driven by significant reductions in impairment charges across the portfolio and income growth in Asset Finance, partially offset by a fall in income in Credit Cards and investing for future growth in the businesses.

•
Net interest margin reduced by 45 basis points to 6.49 per cent, resulting in a 3 per cent fall in net interest income to £1,290 million. Strong new business growth and deposit repricing have been offset by a change in mix towards higher quality, lower margin lending to the new vehicle market and the impact of the current year’s strategic focus on growing the volume of new credit cards. Consistent with the strategy of acquiring high quality new business, the asset quality ratio improved by 71 basis points.

•	Other income increased slightly as a result of the growth strategy.
•
Total costs increased by 3 per cent driven by investment in growth initiatives and increased operating lease depreciation as a result of growth in the Lex Autolease fleet, offset by cost savings and increased gains for end of life lease asset sales. In 2014 a further £45 million was invested in improving propositions and customer’s digital experience.

•
Impairment charges reduced by 37 per cent to £215 million, with a substantial improvement in the asset quality ratio. This has been driven by a continued underlying improvement of portfolio quality supported by the sale of recoveries assets in the Credit Cards and Asset Finance portfolios.

•
Return on risk-weighted assets increased to 4.87 per cent. This reflected a 5 per cent improvement in underlying profit, while risk-weighted assets increased by only 4 per cent driven by increased customer assets partially offset by an improved credit risk profile of customers.

Balance sheet
•
Net lending increased by 9 per cent to £20.9 billion driven by growth across both the underlying and the Jaguar Land Rover portfolios within UK Asset Finance where net lending increased by 43 per cent, and within Credit Cards following eight years of decline where net lending increased by 2 per cent. Balances in the European businesses were down 9 per cent, driven largely by foreign exchange rate movements.

•	Operating lease assets increased by 11 per cent to £3.1 billion reflecting Lex Autolease fleet growth of 7 per cent.
•	Customer deposits reduced by 20 per cent within Online Deposits driven by deposit re-pricing activity in response to European Central Bank policy actions and foreign exchange rate movements.
•	Risk-weighted assets increased by 4 per cent.

CONSUMER FINANCE (continued)

	2014	20131	Change
	£m	£m	%

Net interest income	1,290	1,333	(3)
Other income	1,364	1,359	−
Total income	2,654	2,692	(1)
Total costs	(1,429)	(1,384)	(3)
Of which operating lease depreciation	(667)	(653)	(2)
Impairment	(215)	(343)	37
Underlying profit	1,010	965	5

Banking net interest margin	6.49%	6.94%	(45)bp
Asset quality ratio	1.05%	1.76%	(71)bp
Impaired loans as % of closing advances	3.4%	4.8%	(140)bp
Return on risk-weighted assets	4.87%	4.51%	36bp
Return on assets	4.02%	3.90%	12bp

Key balance sheet items	At 31 Dec 2014	At 31 Dec 2013	Change
	£bn	£bn	%

Loans and advances to customers	20.9	19.1	9
Of which UK	16.0	13.7	17
Operating lease assets	3.1	2.8	11
Total customer assets	24.0	21.9	10
Of which UK	19.1	16.5	16

Customer deposits	15.0	18.7	(20)

Total customer balances	39.0	40.6	(4)

Risk-weighted assets2	20.9	20.1	4

1	Restated to reflect the changes to the Group operating structure that came into effect from 1 January 2014.
2	31 December 2013 comparatives reflect CRD IV rules as implemented by the PRA at 1 January 2014.

INSURANCE

The Insurance division is focused on helping customers protect themselves today whilst preparing for a secure financial future.  The division provides a range of simple, trusted, value for money insurance, protection and retirement products to Retail and Corporate customers, primarily through the Bank and Intermediary networks.

Progress against strategic initiatives
•
Insurance is a market leader in the corporate pensions market serving over 11,500 employers (including 19 per cent of the FTSE 350) and 1.4 million employees with £27 billion of assets invested with us. In 2014 the number of employees covered by these schemes grew by 40 per cent principally reflecting the ongoing support for employers through the auto-enrolment process.

•
The roll out of the Pensions Freedoms legislation in 2015 presents a significant opportunity to help customers with their retirement planning needs and a range of products to support this is being developed.  With access to 24 million Retail customers, the Group remains very well placed to participate in this market.

•
Re-launched the Scottish Widows brand in 2014 and increased investment in strategic initiatives specifically in digital and mobile solutions, demonstrating the Group’s commitment to being a leader in the changing market.

•
In 2014 the underwriting of the Home insurance direct channel business was brought in-house offering all customers access to the first class claims service we provide. Investment is being made in the Group’s direct digital capability with the aim of increasing market share in General Insurance and responding to changes in the way customers buy General Insurance, moving more towards online distribution channels.

•
Continued commitment to supporting customer protection needs, with focus now on the sale of our standalone protection products through investment in digital solutions and in the Independent Financial Adviser distribution channel alongside continued in-branch protection advice for mortgage applications. In recognition of the change in consumer focus, the Group withdrew standalone protection advice through Retail branches in November.

•	Completion of the sale of Heidelberger Leben and Scottish Widows Investment Partnership helped simplify the Insurance business, allowing increased focus on the remaining core business.

Financial performance
•	Resilient performance against a backdrop of significant change throughout the industry in 2014.
•
Operating cash generation increased by £55 million, to £737 million, primarily reflecting lower commission paid on corporate pensions and increased returns on shareholder free assets offset by reduced General Insurance premiums.

•
Underlying profit down 15 per cent to £922 million impacted by the cost of structural changes in the corporate pensions book, primarily the cap on pension charges, and lower life new business and General Insurance premiums offset by improved economics and an increase in yields on assets backing annuity business as a result of the strategy to invest in long-term, low risk, higher yielding assets.

•	A 10 per cent increase in corporate funds under management has driven a £3 billion increase in unit linked pension funds under management to £79 billion.
•
LP&I sales (PVNBP) reduced by 13 per cent in the year with sales of auto enrolment corporate pension business higher than expected but more than offset by an overall reduction in sales in 2014 following the Retail Distribution Review.

•	General Insurance Gross Written Premiums (GWP) down 8 per cent, reflecting the run off of legacy products and a competitive market during 2014.

Capital
•	Remitted £1.0 billion of dividends to the Group in 2014 (2013: £2.2 billion), including the £0.3 billion of Heidelberger Leben sale proceeds, whilst maintaining a strong capital base.
•
Estimated capital surplus for Pillar 1 is £2.3 billion (Scottish Widows plc, £2.7 billion in 2013) and for Insurance Groups Directive is £3.0 billion (Insurance Group, £2.9 billion in 2013) with the decrease in Pillar 1 reflecting the dividends paid over the period.

INSURANCE (continued)

Performance summary
	2014	20131	Change
	£m	£m	%

Net interest income	(131)	(107)	(22)
Other income	2,054	2,220	(7)
Insurance claims	(329)	(356)	8
Total income	1,594	1,757	(9)
Total costs	(672)	(669)	−
Underlying profit	922	1,088	(15)

Operating cash generation	737	682	8
UK LP&I sales (PVNBP)2	8,601	9,934	(13)
General Insurance total GWP	1,197	1,307	(8)
General Insurance combined ratio	76%	77%	(1)pp

1	Restated to reflect changes to the Group operating structure that came into effect from 1 January 2014.
2	Present value of new business premiums.

Profit by product group

	2014					2013
	Pensions & investments	Protection & retirement1	General Insurance	Other2	Total	Total
	£m	£m	£m	£m	£m	£m
New business income	189	74	−	5	268	423
Existing business income	658	120	−	114	892	807
Assumption changes and experience variances	(219)	277	−	(24)	34	70
General Insurance income net of claims	−	−	400	−	400	457
Total income	628	471	400	95	1,594	1,757
Total costs	(381)	(127)	(144)	(20)	(672)	(669)
Underlying profit 2014	247	344	256	75	922	1,088

Underlying profit 20133	357	445	297	(11)	1,088
1
Retirement assumption changes and experience variances include the benefit of acquiring, from Commercial Banking, £1.7 billion of loans during 2014; bringing total social housing, infrastructure and education acquired loans to £3.9 billion.

2	’Other’ is primarily income from return on free assets, interest expense, certain provisions plus a small element of European business.
3	Full 2013 comparator tables for the profit and cash disclosures can be found on the Lloyds Banking Group investor site.

The new business income of £268 million includes a reduction in pensions new business income due to lower volumes relative to the spike in 2013 sales as pre-Retail Distribution Review sales completed. In calculating new business income on auto-enrolment schemes, allowance has been made for low initial contribution levels and does not include future automatic increases in contribution levels. These increases will be reported in future years. In addition Protection & retirement new business income has reduced following the 2014 Budget announcement which led to industry wide reductions in annuities volumes following changes to the freedoms consumers have in accessing their pension savings.

INSURANCE (continued)

Existing business income has increased by £85 million reflecting improved economics benefiting the life and pensions business.

Assumption changes and experience variances include, within Protection and retirement, the benefits arising from the acquisition of attractive higher yielding assets to match long duration annuity liabilities and benefits from assumption changes. This has been offset by assumption changes within the existing Pensions and investments book including actions being taken to prepare for the structural changes arising from the DWP’s announcement, which introduced a cap on pension charges. These changes to corporate pensions will ensure that future new business is less capital intensive.

General Insurance profit has fallen by £41 million, due to the continued run-off of legacy books and the impact of storms during the first quarter, offset by good prior year experience. During the year underwriting of the Home Insurance business was brought in-house, ensuring delivery of a first class service to all our customers and continued sustainable growth in the underwritten customer base. Excellent technical capabilities and scale have enabled Insurance to respond to competitive pressures and a number of severe weather events in the early part of 2014, and maintain a strong combined ratio.

Operating cash generation

	2014					2013
	Pensions & investments	Protection & retirement	General Insurance	Other1	Total	Total
	£m	£m	£m	£m	£m	£m

Cash invested in new business	(238)	(38)	−	(12)	(288)	(270)
Cash generated from existing business	452	177	−	140	769	655
Cash generated from General Insurance	−	−	256	−	256	297
Operating cash generation	214	139	256	128	737	682
Intangibles and other adjustments2	33	205	−	(53)	185	406
Underlying profit	247	344	256	75	922	1,088

Operating cash generation 2013	224	136	297	25	682

1	Derived from IFRS underlying profit by removing the effect of movements in intangible (non-cash) items and assumption changes.
2	Intangible items include the value of in-force life business, deferred acquisition costs and deferred income reserves.

The Insurance business generated £737 million of operating cash in 2014, £55 million higher than the prior year. The growth in cash generated from existing business resulted from increased yields on assets backing the annuity business and increased returns on shareholder free assets. In Pensions and investments, cash invested in new business has reduced due to lower volumes of corporate and individual pensions and reduced commission costs, partially offset by increased reserves for auto-enrolment business (these reserves are expected to unwind over the next few years as contribution levels increase). In Protection and retirement, cash invested in new business is greater than 2013, reflecting lower profitability of standard annuities.

RUN-OFF AND CENTRAL ITEMS

RUN-OFF

	2014	20131
	£m	£m

Net interest income	(116)	138
Other income	451	1,266
Total income	335	1,404
Total costs	(308)	(726)
Impairment	(203)	(1,389)
Underlying loss	(176)	(711)

Total income excluding St. James’s Place	335	742
Underlying loss excluding St. James’s Place	(176)	(1,329)

	2014	20131
	£bn	£bn

Loans and advances to customers	14.4	27.7
Total assets	16.9	33.3

Risk-weighted assets2	16.8	30.6

1	Restated to reflect the changes to the Group operating structure that came into effect from 1 January 2014.
2	31 December 2013 comparatives reflect CRD IV rules as implemented by the PRA at 1 January 2014.

•	Run-off includes certain assets previously classified as non-core and the results and gains or losses on sale of businesses sold in 2013 and 2014.
•	The reduction in income and costs largely related to the sales of St. James’s Place in 2013 and Scottish Widows Investment Partnership in the first quarter of 2014.
•	The reduction in the impairment charge reflects continued proactive risk management and the success in managing down the Run-off portfolios.

CENTRAL ITEMS

	2014	20131
	£m	£m

Total income (expense)	132	(133)
Total costs	(22)	(49)
Impairment	(2)	(5)
Underlying profit/(loss)	108	(187)

1	Restated.

•	Central items include income and expenditure not recharged to divisions, including the costs of certain central and head office functions.
•	Underlying income in 2014 included the benefit relating to the reduction in interest payable following the ECN exchange in the second quarter, which has not been passed onto divisions.

ADDITIONAL INFORMATION

1.         Reconciliation between statutory and underlying basis results

The tables below set out the reconciliation from the statutory results to the underlying basis results, the principles of which are set out on the inside front cover.

		Removal of:
	Lloyds Banking Group statutory	Acquisition related and other items1	Volatility arising in insurance businesses	Insurance gross up	PPI and other regulatory provisions2	Fair value unwind	Underlying basis
2014	£m	£m	£m	£m	£m	£m	£m

Net interest income	10,660	(7)	−	482	−	626	11,761
Other income, net of insurance claims	5,739	1,141	228	(614)	−	113	6,607
Total income	16,399	1,134	228	(132)	−	739	18,368
Operating expenses3	(13,885)	1,175	−	132	3,125	41	(9,412)
Impairment	(752)	(197)	−	−	−	(251)	(1,200)
Profit (loss)	1,762	2,112	228	−	3,125	529	7,756

		Removal of:
	Lloyds Banking Group statutory	Acquisition related and other items4	Volatility arising in insurance businesses	Insurance gross up	PPI and other regulatory provisions2	Fair value unwind	Underlying basis
2013	£m	£m	£m	£m	£m	£m	£m

Net interest income	7,338	(14)	–	2,930	–	631	10,885
Other income, net of insurance claims	11,140	460	(668)	(3,074)	–	62	7,920
Total income	18,478	446	(668)	(144)	–	693	18,805
Operating expenses3	(15,322)	2,041	–	144	3,455	47	(9,635)
Impairment	(2,741)	249	–	–	–	(512)	(3,004)
Profit (loss)	415	2,736	(668)	–	3,455	228	6,166

1
Comprises the effects of asset sales (gain of £138 million), volatile items (gain of £286 million), liability management (loss of £1,386 million), Simplification costs related to severance, IT and business costs of implementation (£966 million), TSB build and dual running costs (£558 million), the past service pensions credit (£710 million) and the amortisation of purchased intangibles (£336 million).

2	Comprises the payment protection insurance provision of £2,200 million (2013: £3,050 million) and other regulatory provisions of £925 million (2013: £405 million).
3	On an underlying basis, this is described as total costs.
4
Comprises the effects of asset sales (gain of £100 million), volatile items (loss of £678 million), liability management (loss of £142 million), Simplification costs (£830 million), TSB build and dual running costs (£687 million), the past service pensions charge  (£104 million) and the amortisation of purchased intangibles (£395 million).

ADDITIONAL INFORMATION (continued)

2.	Banking net interest margin

Banking net interest margin is calculated by dividing banking net interest income by average interest-earning banking assets. A reconciliation of banking net interest income to Group net interest income showing the items that are excluded in determining banking net interest income follows:

	2014	2013
	£m	£m

Banking net interest income – underlying basis	11,845	10,841
Insurance division	(131)	(107)
Other net interest income (including trading activity)	47	151
Group net interest income – underlying basis	11,761	10,885
Fair value unwind	(626)	(631)
Banking volatility and liability management gains	7	14
Insurance gross up	(482)	(2,930)
Group net interest income – statutory	10,660	7,338

Average interest-earning banking assets are calculated gross of related impairment allowances, and relate solely to customer and product balances in the banking businesses on which interest is earned or paid.

	2014	2013
	£bn	£bn

Average loans and advances (gross)	504.2	518.7
Non-banking assets	(11.6)	(8.8)
Other1	(8.9)	1.0
Average interest-earning assets	483.7	510.9

1	Other includes adjustments for assets that are netted for interest earning purposes, reverse repos and the timing effect of disposals.

3.	Volatility arising in insurance businesses

The Group's statutory result before tax is affected by insurance volatility caused by movements in financial markets, and policyholder interests volatility, which primarily reflects the gross up of policyholder tax included in the Group tax charge.

In 2014 the Group’s statutory result before tax included negative insurance and policyholder interests volatility totalling £228 million compared to positive volatility of £668 million in 2013.

Volatility comprises the following:
	2014	2013
	£m	£m

Insurance volatility	(219)	218
Policyholder interests volatility1	17	564
Total volatility	(202)	782
Insurance hedging arrangements	(26)	(114)
Total	(228)	668

1	Includes volatility relating to the Group’s interest in St. James’s Place in 2013.

ADDITIONAL INFORMATION (continued)

Insurance volatility
The Group’s insurance business has policyholder liabilities that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which are subject to variations in their value. The value of the liabilities does not move exactly in line with changes in the value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their value can have a significant impact on the profitability of the Group, management believes that it is appropriate to disclose the division’s results on the basis of an expected return in addition to results based on the actual return.

The expected gross investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historical investment return differentials, are set out below.

United Kingdom	2014	2013
	%	%

Investments backing annuity liabilities	4.54	3.83
Equities and property	6.48	5.58
UK Government bonds	3.48	2.58
Corporate bonds	4.08	3.18

A review of investment strategy in the Group’s Insurance business has resulted in investment being made in a wider range of assets. Expected investment returns include appropriate returns for these assets.

The impact on the results due to the actual return on these investments differing from the expected return (based upon economic assumptions made at the beginning of the year, adjusted for significant changes in asset mix) is included within insurance volatility. Changes in market variables also affect the realistic valuation of the guarantees and options embedded within the with-profits funds, the value of the in-force business and the value of shareholders’ funds.

The negative insurance volatility during 2014 of £219 million primarily reflects an adverse performance on equity and cash investments in the period relative to expected return.

Policyholder interests volatility
The application of accounting standards results in the introduction of other sources of significant volatility into the pre-tax profits of the life, pensions and investments business. In order to provide a clearer representation of the performance of the business, and consistent with the way in which it is managed, adjustments are made to remove this volatility from underlying profits. The effect of these adjustments is separately disclosed as policyholder interests volatility.

The most significant of these additional sources of volatility is policyholder tax. Accounting standards require that tax on policyholder investment returns should be included in the Group’s tax charge rather than being offset against the related income. The result is, therefore, to either increase or decrease profit before tax with a related change in the tax charge. Timing and measurement differences exist between provisions for tax and charges made to policyholders. Consistent with the normalised approach taken in respect of insurance volatility, differences in the expected levels of the policyholder tax provision and policyholder charges are adjusted through policyholder interests volatility.

In 2014, the statutory results before tax included a credit to other income which relates to policyholder interests volatility totalling £17 million (2013: £564 million) relating to offsetting movements in equity, bond and gilt returns.

Insurance hedging arrangements
The Group purchased put option contracts in 2014 to protect against deterioration in equity market conditions and the consequent negative impact on the value of in-force business on the Group balance sheet. These were financed by selling some upside potential from equity market movements. A charge of £26 million was taken on hedging contracts in 2014 (2013: £114 million).

ADDITIONAL INFORMATION (continued)

4.         Number of employees (full-time equivalent)

	2014	2013

Retail	35,383	38,844
Commercial Banking	6,188	6,752
Consumer Finance	3,485	3,393
Insurance	2,015	2,373
Run-off and Central items	32,078	32,813
TSB	7,685	7,140
	86,834	91,315
Agency staff (full-time equivalent)	(2,344)	(2,338)
Total number of employees (full-time equivalent)	84,490	88,977
Total number of employees excluding TSB	76,978	81,840

5.         TSB

The financial results for TSB are presented on a Lloyds Banking Group basis and differ to those reported by TSB for the reasons shown below. Investors in TSB should only rely on financial information published by TSB.

	2014	2013
Profit before tax:	£m	£m

On a Lloyds Banking Group reporting basis (underlying profit)	458	106
Recognition of product transfers1	−	(200)
Cost allocation2	−	217
TSB dual running costs3	(326)	−
Volatile items4	(26)	(46)
Defined benefit pension scheme settlement gain5	64	−
FSCS levy adjustment6	−	10
Other	−	(2)
Reported in the TSB results announcement	170	85
	2014	2013
Risk-weighted assets:	£bn	£bn

On a Lloyds Banking Group reporting basis	5.2	5.6
Risk-weighted assets for operational risk7	1.5	0.4
Other8	0.2	0.2
Reported in the TSB results announcement	6.9	6.2

1	On the Lloyds Banking Group reporting basis, all product transfers to TSB are assumed to have occurred on 1 January 2013.
2
In 2013, TSB was allocated costs on the same basis as the other business segments. In 2014, costs have been charged to TSB in accordance with the Transitional Service Agreement and the costs that were previously allocated to TSB have been charged to the other business segments.

3
This represents corporate head office and similar costs incurred by TSB. The Group has excluded these from underlying profit to provide a more meaningful view of underlying business costs as they represent the duplicated costs of running two corporate head offices. These costs form part of the continuing TSB cost base and are reflected in the Group’s statutory profit before tax.

4	Banking volatility reported below underlying profit in the Lloyds Banking Group results.
5
Following the transfer of employees from employment with Lloyds Banking Group companies to TSB Bank, the defined benefit scheme assets and liabilities have been derecognised from the TSB Bank balance sheet and settled with nil cash consideration, resulting in a one off gain of £64 million. This is eliminated at Lloyds Banking Group level.

6	Adjustment to reflect the change in timing of the FSCS charge.
7	The TSB risk-weighted asset for operational risk is determined by TSB as a standalone organisation.
8	Other relates mainly to risk-weighted assets that result from TSB’s standalone capital calculations, for example threshold adjustments and exposures with other businesses in the Lloyds Banking Group.

ADDITIONAL INFORMATION (continued)

6.         Remuneration

The Group believes in pay for performance and providing a competitive package that allows us to attract and retain the key talent necessary to deliver the strategy set by the Board, and in ensuring that fixed and variable remuneration costs are properly managed.

As part of the Group’s goal to be the best bank for customers, we reward our colleagues in a way that recognises the very highest expectations in respect of conduct and customer treatment whilst continuing to be mindful of the economic environment. Key remuneration decisions also take into consideration the views of our major shareholders and other stakeholders.

The Group’s bonus pool has been determined by reference to risk-adjusted performance, affordability and the views of key stakeholders. Material adjustments have been made to the outcome in 2014 (as in 2013) to reflect the impacts of legacy items. Discretionary annual bonus awards of £386 million (including £17 million relating to TSB) will be made for 2014 (2013: £395 million including £12 million relating to TSB). The aggregate bonus awards as a percentage of pre bonus underlying profit before tax has reduced from 6.0 per cent in 2013 to 4.7 per cent.

Further information regarding remuneration awards is included in the separate announcement covering remuneration released today.

RISK MANAGEMENT

The income statement numbers in this section are presented on an underlying basis.

PRINCIPAL RISKS AND UNCERTAINTIES

The most significant risks faced by the Group which could impact the success of delivering against the Group’s long-term strategic objectives together with key mitigating actions are outlined below.

Credit risk
Principal risks
Any adverse changes in the economic and market environment we operate in, or the credit quality and/or behaviour of our borrowers and counterparties would reduce the value of our assets and potentially increase our write-downs and allowances for impairment losses, adversely impacting profitability.

Mitigating actions
•	Credit policy incorporating prudent lending criteria aligned with the Board approved risk appetite to effectively manage credit risk.
•	Clearly defined levels of authority ensure we lend appropriately and responsibly with separation of origination and sanctioning activities.
•
Robust credit processes and controls including well-established governance to ensure distressed and impaired loans are identified early, considered and controlled with independent credit risk assurance.

Conduct risk
Principal risks
We face significant potential conduct risk, including selling products to customers which do not meet their needs; failing to deal with customers’ complaints effectively; not meeting customers’ expectations; and exhibiting behaviours which do not meet market or regulatory standards.

Mitigating actions
•	Customer focused conduct strategy implemented to ensure customers are at the heart of everything we do.
•	Product approval, review processes and outcome testing supported by conduct management information.
•	Clear customer accountabilities for colleagues, with rewards driven off customer-centric metrics.
•	Learning from past mistakes, including root-cause analysis.

Market risk
Principal risks
Key market risks include interest rate risk across the Banking and Insurance businesses. However, our most significant market risk is from the Defined Benefit Pension Schemes where asset and liability movements impact on our capital position.

Mitigating actions
•	A structural hedge programme has been implemented to manage liability margins and margin compression.
•	Board approved pensions risk appetite covering interest rate, credit spreads and equity risks. Credit assets are being purchased and equity holdings have reduced in the pension schemes.
•	Stress and scenario testing of risk exposures.

Operational risk
Principal risks
We face significant operational risks which may result in financial loss, disruption or damage to the reputation of the Group. These include the availability, resilience and security of our core IT systems and the potential for failings in our customer processes.

Mitigating actions
•
Continually review IT system architecture to ensure that our systems are resilient, and the confidentiality, integrity and availability of our critical systems and information assets are protected against cyber attacks.

•	Continue to implement the actions from the 2013 independent IT Resilience Review to enhance the resilience of systems supporting the processes most critical to our customers.

PRINCIPAL RISKS AND UNCERTAINTIES (continued)

Funding and liquidity
Principal risks
Our funding and liquidity position is supported by a significant and stable customer deposit base. A deterioration in either our or the UK’s credit rating, or a sudden and significant withdrawal of customer deposits could adversely impact our funding and liquidity position.

Mitigating actions
•
At 31 December 2014 the Group had £109.3 billion of unencumbered primary liquid assets and the Group maintains a further large pool of secondary assets that can be used to access Central Bank liquidity facilities.

•	Daily monitoring against a number of market and Group specific early warning indicators and regular stress tests.
•	Contingency funding plan to identify liquidity concerns earlier.

Capital risk
Principal risks
Our future capital position is potentially at risk from a worsening macroeconomic environment. This could lead to adverse financial performance for the Group which could deplete capital resources and/or increase capital requirements due to a deterioration in customers’ creditworthiness.

Mitigating actions
•	Close monitoring of capital and leverage ratios to ensure we meet our current and future regulatory requirements.
•	Comprehensive stress testing analysis to evidence sufficient levels of capital adequacy for the Group under various adverse scenarios.
•	In addition to accumulating retained profits, we can raise additional capital in a variety of ways.

Regulatory risk
Principal risks
We are subject to industry wide investigations and reviews into a perceived lack of competition in UK banking and financial services. The outcomes of the UK General Election in May 2015 and the investigations by the CMA and FCA are presently unclear and their impact therefore remains uncertain. Other initiatives under review include the ring-fencing proposals in the Banking Reform Act 2013,the new FCA Consumer Credit regime and CRD IV.

Mitigating actions
•	The Legal, Regulatory and Mandatory Change Committee ensures we develop plans for regulatory changes and tracks their progress.
•	Continued investment in our people, processes and IT systems is enabling us to meet our regulatory commitments.
•	Continued engagement with government and regulatory authorities on forthcoming regulatory changes and market investigations and reviews.

People risk
Principal risks
Key people risks include the risk that the Group fails to lead responsibly in an increasingly competitive marketplace, particularly with the introduction of the Senior Managers’ Regime and Certification Regime which will come into force in 2015. This may dissuade capable individuals from taking up senior positions within our Group.

Mitigating actions
•	Work collaboratively with regulators to implement the new Individual Accountability Regime in 2015, ensuring burden of proof and attestation requirements are effectively implemented.
•	Maintain competitive working practices to attract retain and engage high quality people.
•	Create a work environment which listens and acts on colleague feedback, making the Group the best bank for colleagues.

CREDIT RISK PORTFOLIO

Significant reduction in impairments
•
The impairment charge decreased by 60 per cent from £3,004 million in 2013 to £1,200 million in 2014. The impairment charge has decreased across all divisions. The material reduction reflects lower levels of new impairment as a result of effective risk management, improving economic conditions and the continued low interest rate environment.

•	The charge also benefited from significant provision releases but at lower levels than seen during 2013.
•	The impairment charge as a percentage of average loans and advances to customers improved to 24 basis points compared to 57 basis points during 2013.
•
Impaired loans as a percentage of closing advances reduced to 2.9 per cent at 31 December 2014, from 6.3 per cent at 31 December 2013, driven by improvements in all divisions. Impaired loans reduced substantially by £18 billion during the period, mainly due to disposals, write-offs and lower levels of newly impaired loans.

•
Impairment provisions as a percentage of impaired loans increased from 50.1 per cent at 31 December 2013 to 56.4 per cent at 31 December 2014, driven by the Retail, Commercial Banking and Run-off divisions.

Low risk culture and prudent risk appetite
•	The Group is delivering sustainable growth by maintaining the Group’s lower risk origination discipline. The overall quality of the portfolio has improved over the last 12 months.
•	The Group continues to deliver above market lending growth in SME whilst maintaining the Group’s prudent risk appetite. Portfolio credit quality has remained stable or improved across key metrics.
•
The Group continues to adopt a conservative stance across the Eurozone, maintaining close portfolio scrutiny and oversight. Detailed contingency plans are in place and exposures to financial institutions domiciled in peripheral Eurozone countries remain modest and managed within tight risk parameters.

Re-shaping of the Group is substantially complete
•	Run-off net assets have reduced from £33.3 billion to £16.9 billion at the end of 2014. This reduction was capital accretive.
•
The Run-off portfolio now represents only 3.0 per cent of the overall Group’s total loans and advances and poses substantially less downside risk to the Group. The remaining assets are the subject of frequent review, and are impaired to appropriate levels based on external evidence and internal reviews.

•
The Group’s UK Direct Real Estate gross lending at 31 December 2014 in Commercial Banking, Wealth (within Retail division) and Run-off divisions was £21.6 billion (31 December 2013: gross £27.8 billion). The portfolio continues to reduce significantly, and the higher risk Run-off element of the book has reduced from gross £7.6 billion to gross £3.3 billion during 2014. The remaining gross lending of £18.3 billion (31 December 2013: £20.2 billion) is the lower risk element in Commercial Banking and Wealth, where the Group continues to write new business within conservative risk appetite parameters. The loan to value (LTV) profile of the UK Direct Real Estate portfolio in Commercial Banking continues to improve.

•
The Group continues to reduce its exposure to Ireland with gross loans and advances reducing by £7.5 billion during 2014 mainly due to strategic transactions, disposals, write-offs and net repayments. The Group has disposed of two significant impaired portfolios in 2014, with a combined gross book value of £2.4 billion.

•
The Irish commercial portfolio remains significantly impaired at 89 per cent, with provision coverage of 81 per cent. Net exposure in Ireland commercial has fallen to £1.0 billion (31 December 2013: £3.4 billion).

•
The Irish retail portfolio has reduced from £5,944 million at 31 December 2013 to £4,464 million at 31 December 2014. Within this portfolio, impaired loans have reduced from £1,002 million (16.9 per cent) at 31 December 2013 to £120 million (2.7 per cent) at 31 December 2014, driven primarily by the disposal of the majority of impaired assets in the second half of 2014.

•
The Acquisition Finance (leverage lending) portfolio has materially reduced and gross loans and advances totalled £1,910 million as at 31 December 2014. The Run-off element of the Acquisition Finance portfolio totalled only £40 million (net £22 million) as at 31 December 2014.

CREDIT RISK PORTFOLIO (continued)

Impairment charge by division
	2014	2013	Change
	£m	£m	%

Retail:
Secured	281	249	(13)
Loans and overdrafts	279	478	42
Other	39	33	(18)
	599	760	21
Commercial Banking:
SME	15	162	91
Other	68	236	71
	83	398	79
Consumer Finance:
Credit Cards	186	274	32
Asset Finance UK	30	52	42
Asset Finance Europe	(1)	17
	215	343	37
Run-off:
Ireland retail	(6)	(26)	(77)
Ireland commercial real estate	67	219	69
Ireland corporate	247	415	40
Corporate and real estate and other corporate	(28)	522
Specialist finance	22	345	94
Other	(99)	(86)	15
	203	1,389	85
TSB	98	109	10
Central items	2	5	60
Total impairment charge	1,200	3,004	60

Impairment charge as a % of average advances	0.24%	0.57%

Total impairment charge comprises:

	2014	2013	Change
	£m	£m	%

Loans and advances to customers	1,183	2,988	60
Debt securities classified as loans and receivables	2	1	(100)
Available-for-sale financial assets	5	15	67
Other credit risk provision	10	−	−
Total impairment charge	1,200	3,004	60

CREDIT RISK PORTFOLIO (continued)

Group impaired loans and provisions
At 31 December 2014	Loans and advances to customers	Impaired Loans	Impaired loans as % of closing advances	Impairment provisions1	Impairment provision as % of impaired loans2
	£m	£m	%	£m	%

Retail:
Secured	303,121	3,911	1.3	1,446	37.0
Loans and overdrafts	10,395	695	6.7	220	85.3
Other	3,831	321	8.4	68	23.1
	317,347	4,927	1.6	1,734	38.8
Commercial Banking:
SME	28,256	1,546	5.5	398	25.7
Other	74,203	1,695	2.3	1,196	70.6
	102,459	3,241	3.2	1,594	49.2
Consumer Finance:
Credit Cards	9,119	499	5.5	166	76.5
Asset Finance UK	7,204	160	2.2	112	70.0
Asset Finance Europe	4,950	61	1.2	31	50.8
	21,273	720	3.4	309	70.5
Run-off:
Ireland retail	4,464	120	2.7	141	117.5
Ireland commercial real estate	1,797	1,659	92.3	1,385	83.5
Ireland corporate	1,639	1,393	85.0	1,095	78.6
Corporate real estate and other corporate	3,947	1,548	39.2	911	58.9
Specialist finance	4,835	364	7.5	254	69.8
Other	1,634	131	8.0	141	107.6
	18,316	5,215	28.5	3,927	75.3
TSB	21,729	205	0.9	88	42.9
Reverse repos and other items3	9,635
Total gross lending	490,759	14,308	2.9	7,652	56.4
Impairment provisions	(7,652)
Fair value adjustments4	(403)
Total Group	482,704

1	Impairment provisions include collective unimpaired provisions.
2
Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries
(31 December 2014: £437 million in Retail loans and overdrafts, £26 million in Retail other and £282 million in Consumer Finance credit cards).

3
Includes £4.4 billion (31 December 2013: £2.6 billion) of lower risk loans (social housing, infrastructure and education) transferred from Commercial Banking division into Insurance division’s shareholder funds to support the Group’s annuity portfolio.

4
The fair value adjustments relating to loans and advances were those required to reflect the HBOS assets in the Group’s consolidated financial records at their fair value and took into account both the expected losses and market liquidity at the date of acquisition. The unwind relating to future impairment losses requires significant management judgement to determine its timing which includes an assessment of whether the losses incurred in the current period were expected at the date of the acquisition and assessing whether the remaining losses expected at the date of the acquisition will still be incurred. The element relating to market liquidity unwinds to the income statement over the estimated expected lives of the related assets (until 2014 for commercial loans and 2018 for retail loans) although if an asset is written-off or suffers previously unexpected impairment then this element of the fair value will no longer be considered a timing difference (liquidity) but permanent (impairment). The fair value unwind in respect of impairment losses incurred was £251 million for the period ended 31 December 2014 (31 December 2013: £512 million). The fair value unwind in respect of loans and advances is expected to continue to decrease in future years as fixed-rate periods on mortgages expire, loans are repaid or written-off, and will reduce to zero over time.

CREDIT RISK PORTFOLIO (continued)

Group impaired loans and provisions (continued)
At 31 December 2013	Loans and advances to customers	Impaired loans	Impaired loans as % of closing advances	Impairment provisions1	Impairment provision as % of impaired loans2
	£m	£m	%	£m	%

Retail:
Secured	302,019	5,503	1.8	1,447	26.3
Loans and overdrafts	10,598	819	7.7	285	83.1
Other	4,148	408	9.8	106	28.3
	316,765	6,730	2.1	1,838	29.5
Commercial Banking:
SME	27,268	2,194	8.0	623	28.4
Other3	80,782	2,853	3.5	1,761	61.7
	108,050	5,047	4.7	2,384	47.2
Consumer Finance:
Credit Cards	9,008	639	7.1	226	96.6
Asset Finance UK	5,061	221	4.4	140	63.3
Asset Finance Europe	5,478	86	1.6	45	52.3
	19,547	946	4.8	411	76.0
Run-off:
Ireland retail	5,944	1,002	16.9	638	63.7
Ireland commercial real estate	5,512	5,087	92.3	3,775	74.2
Ireland corporate	3,918	3,235	82.6	2,305	71.3
Corporate real estate and other corporate	11,571	8,131	70.3	3,320	40.8
Specialist finance	9,017	1,368	15.2	565	41.3
Other	2,519	486	19.3	372	76.5
	38,481	19,309	50.2	10,975	56.8
TSB	23,553	227	1.0	99	43.6
Reverse repos and other items	2,779
Total gross lending	509,175	32,259	6.3	15,707	50.1
Impairment provisions	(15,707)
Fair value adjustments	(516)
Total Group	492,952

1	Impairment provisions include collective unimpaired provisions.
2
Impairment provisions as a percentage of impaired loans are calculated excluding Retail and Consumer Finance loans in recoveries (31 December 2013: £476 million in Retail loans and overdrafts, £34 million in Retail other and £405 million in Consumer Finance credit cards).

3	Loans and advances to customers restated. See note 1, page 75.

CREDIT RISK PORTFOLIO (continued)

Retail

•
The Retail impairment charge was £599 million in 2014, a decrease of 21 per cent compared to 2013. The decrease was primarily driven by underlying improvements in portfolio quality and the sale of recoveries assets in the Loans and Overdrafts portfolios.

•	The Retail impairment charge, as an annualised percentage of average loans and advances to customers, decreased to 19 basis points in 2014 from 24 basis points in 2013.
•
Retail impaired loans decreased by £1,803 million to £4,927 million compared with 31 December 2013 driven by the Secured portfolio. Retail impaired loans represent 1.6 per cent of closing loans and advances to customers compared with 2.1 per cent at 31 December 2013.

Secured
•	Impaired loans reduced to £3,911 million at 31 December 2014 compared to £5,503 million at 31 December 2013.
•
Impairment provisions remained stable at £1,446 million at 31 December 2014 (31 December 2013: £1,447 million). As a result of this impairment provisions as a percentage of impaired loans increased to 37.0 per cent from 26.3 per cent at 31 December 2013.

•
The impairment charge increased by £32 million, to £281 million compared with 2013. The impairment charge as an annualised percentage of average loans and advances to customers, increased to 9 basis points in 2014 from 8 basis points in 2013.

•	The value of mortgages greater than three months in arrears (excluding repossessions) decreased by £2,249 million to £6,344 million at 31 December 2014 compared to £8,593 million at 31 December 2013.
•
The average indexed loan to value (LTV) on the mortgage portfolio at 31 December 2014 decreased to 49.2 per cent compared with 53.3 per cent at 31 December 2013. The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 2.2 per cent at 31 December 2014, compared with 5.4 per cent at 31 December 2013.

•
The average LTV for new mortgages and further advances written in 2014 was 64.8 per cent compared with 64.0 per cent for 2013 reflecting the Group’s participation in the UK government’s Help to Buy scheme.

Loans and overdrafts
•
The impairment charge decreased by £199 million, to £279 million compared with 2013. The annualised impairment charge, as a percentage of average loans and advances to customers, reduced to 2.6 per cent in 2014 from 4.2 per cent in 2013.

•
Impaired loans have decreased by £124 million since 31 December 2013 to £695 million at 31 December 2014 which represents 6.7 per cent of closing loans and advances to customers, compared with 7.7 per cent at 31 December 2013.

•	Impairment provisions decreased by £65 million, compared with 31 December 2013.

CREDIT RISK PORTFOLIO (continued)

Retail (continued)

Retail secured and unsecured loans and advances to customers

	At 31 Dec 2014	At 31 Dec 2013
	£m	£m

Mainstream	228,176	228,030
Buy-to-let	53,322	50,346
Specialist1	21,623	23,643
	303,121	302,019

Loans	8,204	8,282
Overdrafts	2,191	2,316
Wealth	2,962	3,232
Retail Business Banking	869	916
	14,226	14,746

Total	317,347	316,765

1	Specialist lending has been closed to new business since 2009.

Retail mortgages greater than three months in arrears (excluding repossessions)

	Number of cases		Total mortgage accounts %		Value of loans1		Total mortgage balances %
	2014	2013	2014	2013	2014	2013	2014	2013
	Cases	Cases	%	%	£m	£m	%	%

Mainstream	37,849	50,437	1.7	2.2	4,102	5,683	1.8	2.5
Buy-to-let	5,077	6,250	1.1	1.4	658	859	1.2	1.7
Specialist	9,429	11,870	6.3	7.3	1,584	2,051	7.3	8.7
Total	52,355	68,557	1.8	2.3	6,344	8,593	2.1	2.8

1	Value of loans represents total book value of mortgages more than three months in arrears.

The stock of repossessions decreased to 1,740 cases at 31 December 2014 compared to 2,179 cases at 31 December 2013.

CREDIT RISK PORTFOLIO (continued)

Retail (continued)

Period end and average LTVs across the Retail mortgage portfolios

At 31 December 2014	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%

Less than 60%	44.6	32.4	31.4	41.5	41.7	22.5
60% to 70%	19.9	27.3	19.5	21.2	21.3	15.3
70% to 80%	18.5	21.8	19.8	19.2	19.2	17.8
80% to 90%	10.6	9.4	14.9	10.7	10.6	16.7
90% to 100%	4.5	6.8	8.7	5.2	5.2	11.9
Greater than 100%	1.9	2.3	5.7	2.2	2.0	15.8
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	228,176	53,322	21,623	303,121	299,210	3,911
Average loan to value:1
Stock of residential mortgages	46.3	61.3	59.2	49.2
New residential lending	65.3	62.7	n/a	64.8
Impaired mortgages	60.1	81.0	72.6	64.9

At 31 December 2013	Mainstream	Buy-to-let	Specialist	Total	Unimpaired	Impaired
	%	%	%	%	%	%

Less than 60%	36.4	19.1	20.1	32.3	32.6	15.3
60% to 70%	16.6	20.7	15.7	17.2	17.3	11.2
70% to 80%	19.8	26.5	19.3	20.9	21.0	15.4
80% to 90%	15.2	15.7	20.1	15.6	15.6	17.7
90% to 100%	7.4	11.6	14.3	8.6	8.5	16.1
Greater than 100%	4.6	6.4	10.5	5.4	5.0	24.3
Total	100.0	100.0	100.0	100.0	100.0	100.0
Outstanding loan value (£m)	228,030	50,346	23,643	302,019	296,516	5,503
Average loan to value:1
Stock of residential mortgages	49.9	67.9	66.2	53.3
New residential lending	64.0	64.0	n/a	64.0
Impaired mortgages	67.2	90.4	80.8	72.2

1	Average loan to value is calculated as total loans and advances as a percentage of the total collateral of these loans and advances.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking

•
Commercial Banking net impairment charge was £83 million in 2014, substantially lower than £398 million in 2013. The material reduction reflects better quality origination, improving economic conditions, continued low interest rates and provision releases.

•	The obligor quality of the Commercial Banking lending portfolio is predominantly rated good or better. New business is of good quality and generally better than the back book average.
•
Impaired loans reduced substantially by 35.8 per cent to £3,241 million compared with 31 December 2013 mainly due to disposals and write-offs. As a percentage of closing loans and advances to customers, impaired loans reduced to 3.2 per cent from 4.7 per cent at 31 December 2013.

•	Impairment provisions reduced to £1,594 million (December 2013: £2,384 million) and includes collective unimpaired provisions of £338 million (December 2013: £436 million).

SME
•
The SME portfolio continues to grow within prudent and consistent credit risk appetite parameters. Net lending has increased 5 per cent since 2013 reflecting the Group’s commitment to the UK economy and the Funding for Lending Scheme.

•	Portfolio credit quality has remained stable or improved across all key metrics.

Other Commercial Banking
•	Other Commercial Banking comprises £74,203 million of gross loans and advances to customers in Mid Markets, Global Corporates and Financial Institutions.

•	The Mid Markets portfolio remains UK focused and dependent on the performance of the domestic economy. Overall credit quality remained stable during 2014.
•
The real estate business within Mid Markets is focused predominantly upon unquoted private real estate portfolios. Credit quality continues to improve and the number of new impaired connections is minimal.

•	The Global Corporate portfolio continues to be predominantly investment grade focused.
•
The real estate business within Global Corporate is focused on the upper end of the UK property market with a bias to the quoted publicly listed and funds sector. Portfolio credit quality remains good, being underpinned by seasoned management teams with proven asset management skills.

•	The Financial Institutions portfolio relates to relationships which are either client focused or held to support the Group’s funding, liquidity or general hedging requirements.
•	Traded products continue to be predominantly short-term and/or collateralised with inter-bank activity mainly undertaken with strong investment grade counterparties.

CREDIT RISK PORTFOLIO (continued)

Commercial Banking (continued)

Commercial Banking UK Direct Real Estate LTV analysis
•	The Group classifies Direct Real Estate as exposure which is directly supported by cash flows from property activities (as opposed to trading activities, such as hotels, care homes and housebuilders).
•	The Group manages its exposures to Direct Real Estate across a number of different coverage segments.
•	Approximately three quarters of loans and advances to UK Direct Real Estate relate to commercial real estate with the remainder residential real estate.
•
The Group makes use of a variety of methodologies to assess the value of property collateral where external valuations are not available. These include use of market indexes, models and subject matter expert judgement.

	At 31 December 20141				At 31 December 20131
	Unimpaired	Impaired	Total		Unimpaired	Impaired	Total
	£m	£m	£m	%	£m	£m	£m	%

UK exposures >£5 m
Less than 60%	3,985	52	4,037	47.8	4,365	79	4,444	42.4
60% to 70%	1,644	62	1,706	20.2	2,113	69	2,182	20.8
70% to 80%	964	17	981	11.6	1,117	42	1,159	11.0
80% to 100%	66	211	277	3.3	285	122	407	3.9
100% to 120%	−	−	−	−	20	351	371	3.5
120% to 140%	130	6	136	1.6	130	170	300	2.9
Greater than 140%	−	95	95	1.1	79	206	285	2.7
Unsecured	1,222	−	1,222	14.4	1,336	6	1,342	12.8
	8,011	443	8,454	100.0	9,445	1,045	10,490	100.0
UK exposures <£5 m	8,833	644	9,477		8,565	715	9,280
Total	16,844	1,087	17,931		18,010	1,760	19,770

1	Exposures exclude £0.4 billion of gross UK Direct Real Estate lending in Wealth (within Retail division).

CREDIT RISK PORTFOLIO (continued)

Consumer Finance

•
The Consumer Finance impairment charge reduced by 37 per cent to £215 million, with a substantial improvement in the asset quality ratio. This has been driven by a continued underlying improvement of portfolio quality supported by the sale of recoveries assets in the Credit Cards and Asset Finance portfolios.

•
Total impaired loans as a percentage of closing loans and advances to customers decreased to 3.4 per cent (£720 million) at 31 December 2014 compared to 4.8 per cent (£946 million) at 31 December 2013.

Run-off

•
Run-off impairment charge was £203 million in 2014, substantially lower than £1,389 million in 2013. The material reduction reflects continued proactive management and deleveraging (for example, disposals and write offs).

•	Impaired assets reduced substantially by 73 per cent to £5,215 million compared with 31 December 2013, mainly due to disposals and write-offs.

Ireland
•
The most significant contribution to impaired loans is the Commercial Real Estate portfolio. 92.3 per cent of the portfolio is impaired. The impairment coverage ratio has increased to 83.5 per cent from 74.2 per cent at 31 December 2013 reflecting additional impairments on already impaired connections as well as the impact of deleveraging activities. Net lending in Ireland Commercial Real Estate has reduced to £0.4 billion (31 December 2013: £1.7 billion).

•
Total impaired loans within the Irish retail mortgage portfolio decreased by 88.2 per cent (£878 million) to £118 million, compared with £996 million at 31 December 2013. The reduction was driven by the disposal of the majority of impaired assets in the second half of 2014.

•
In the Irish retail mortgage portfolio the average indexed loan to value (LTV) at 31 December 2014 decreased to 88.5 per cent compared with 102.3 per cent at 31 December 2013. The percentage of closing loans and advances with an indexed LTV in excess of 100 per cent decreased to 38.9 per cent at 31 December 2014, compared with 54.0 per cent at 31 December 2013.

Corporate real estate and other corporate
•
This portfolio predominantly consists of UK real estate loans together with other Corporate loans relating to real estate sectors, supported by trading activities (such as hotels, house builders and care homes).

•	Net loans and advances reduced by £5.2 billion from £8.2 billion to £3.0 billion. The book continues to reduce significantly ahead of expectations.

Specialist Finance
•	The Specialist Finance Run-off portfolio has been proactively deleveraged down from £9.0 billion gross (£8.5 billion net) to £4.8 billion gross (£4.6 billion net).

•
Gross loans and advances to customers include the Run-off Asset Based Finance portfolios (which mainly include Ship Finance, Aircraft Finance and Infrastructure) and the element of the Acquisition Finance (leverage lending) portfolio classified as Run-off. The Specialist Finance Run-off portfolio also includes a significantly reduced Treasury Asset legacy investment portfolio.

•	The majority of remaining lending of £4.8 billion is in the lower risk leasing sector where gross drawn lending totalled £2.5 billion.

CREDIT RISK PORTFOLIO (continued)

Run-off (continued)

Ireland retail mortgage LTV analysis

At 31 December 2014	Unimpaired		Impaired		Total
	£m	%	£m	%	£m	%

Less than 60%	979	22.5	18	15.2	997	22.4
60% to 70%	356	8.2	4	3.4	360	8.1
70% to 80%	425	9.8	4	3.4	429	9.6
80% to 100%	925	21.3	14	11.9	939	21.0
100% to 120%	933	21.5	15	12.7	948	21.2
120% to 140%	505	11.6	14	11.9	519	11.6
Greater than 140%	221	5.1	49	41.5	270	6.1
Total	4,344	100.0	118	100.0	4,462	100.0
Average loan to value:
Stock of residential mortgages						88.5
Impaired mortgages						124.7

At 31 December 2013	Unimpaired		Impaired		Total
	£m	%	£m	%	£m	%

Less than 60%	800	16.3	109	10.9	909	15.3
60% to 70%	297	6.0	56	5.6	353	5.9
70% to 80%	362	7.3	81	8.1	443	7.5
80% to 100%	826	16.7	199	20.0	1,025	17.3
100% to 120%	936	18.9	218	21.9	1,154	19.4
120% to 140%	894	18.1	161	16.2	1,055	17.8
Greater than 140%	826	16.7	172	17.3	998	16.8
Total	4,941	100.0	996	100.0	5,937	100.0
Average loan to value:
Stock of residential mortgages						102.3
Impaired mortgages						104.7

Ireland commercial real estate LTV analysis
Net lending in Ireland Commercial Real Estate has reduced to £0.4 billion (31 December 2013 £1.7 billion). The table below details the loan to value breakdown based on gross lending of £1.8 billion (31 December 2013 £5.5 billion).

	At 31 December 2014		At 31 December 2013
	£m	%	£m	%

Gross exposures > €5m
Less than 100%	65	5.0	198	4.6
100% to 200%	281	21.3	550	12.9
200% to 300%	151	11.5	891	20.8
300% to 400%	90	6.8	513	12.0
Greater than 400%	494	37.5	1,682	39.4
Unsecured	236	17.9	440	10.3
	1,317	100.0	4,274	100.0
Gross exposures < €5m	480		1,238
Total gross exposure	1,797		5,512
Impairment provisions	(1,385)		(3,775)
Total net exposure	412		1,737

CREDIT RISK PORTFOLIO (continued)

Run-off (continued)

Run-off UK Direct Real Estate LTV analysis
•	The Group considers this portfolio to be appropriately provided for after taking into account the provisions held for each loan and the value of the collateral held.
•
In the case of impaired UK Direct Real Estate exposures (over £5 million), there is a net property collateral shortfall of approximately £60 million. This figure excludes benefits of credit mitigants such as cross collateralisation and cross guarantees. The Group makes use of a variety of methodologies to assess the value of property collateral, where external valuations are not available. These include use of market indexes, models and subject matter expert judgement.

	At 31 December 2014				At 31 December 2013
	Unimpaired	Impaired	Total		Unimpaired	Impaired	Total
	£m	£m	£m	%	£m	£m	£m	%

UK exposures >£5m
Less than 100%	1,578	204	1,782	67.6	2,021	725	2,746	42.3
100% to 200%	34	440	474	18.0	34	1,630	1,664	25.6
200% to 300%	−	86	86	3.3	−	461	461	7.1
300% to 400%	−	149	149	5.7	−	400	400	6.2
Greater than 400%	−	144	144	5.4	6	1,196	1,202	18.5
Unsecured	−	−	−	−	−	23	23	0.3
	1,612	1,023	2,635	100.0	2,061	4,435	6,496	100.0
UK exposures <£5m	412	261	673		618	525	1,143
Total	2,024	1,284	3,308		2,679	4,960	7,639
Impairment provisions	−	(547)	(547)		−	(2,635)	(2,635)
Total net exposure	2,024	737	2,761		2,679	2,325	5,004

CREDIT RISK PORTFOLIO (continued)

Forbearance

The Group operates a number of schemes to assist borrowers who are experiencing financial difficulty. There has been no change in the Group’s forbearance policies during the year, except for:
•
In Commercial Banking, the Group no longer reports as forborne non-payment concessions to unimpaired obligors if the revised terms are within the Group’s risk appetite and the overall risk remains acceptable, taking into account the overall structure of facilities together with the current state and expectations of financial strength (unless there is evidence of financial difficulty). There is no significant impact as a result of this change.

•
Asset Finance UK balances within Consumer Finance continue to be reported as forborne for six months after a temporary concession has ended (previously such balances were reported as forborne for the period of the concession only) and for 24 months after a permanent concession has been granted (previously 12 months). 2013 values have been restated to reflect this change.

Retail forbearance
At 31 December 2014, UK retail secured loans and advances currently or recently subject to forbearance were 1.4 per cent (31 December 2013: 2.0 per cent) of total UK retail secured loans and advances.

At 31 December 2014, unsecured retail loans and advances currently or recently subject to forbearance were 1.6 per cent (31 December 2013: 1.8 per cent) of total unsecured retail loans and advances. Further analysis of the forborne loan balances is set out below.

UK retail lending
	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are currently or recently forborne
	At Dec 2014	At Dec 2013	At Dec 2014	At Dec 2013	At Dec 2014	At Dec 2013
	£m	£m	£m	£m	%	%
UK secured lending:
Temporary forbearance arrangements
Reduced contractual monthly payment	146	957	29	221	6.0	4.1
Reduced payment arrangements	552	1,336	69	157	3.4	3.2
	698	2,293	98	378	4.0	3.6
Permanent treatments
Repair and term extensions	3,696	3,860	168	296	3.5	3.4
Total	4,394	6,153	266	674	3.5	3.5

UK unsecured lending:
Loans and overdrafts	162	191	139	169	39.4	45.8

1
£4,128 million of current and recent forborne secured loans and advances were not impaired at 31 December 2014 (31 December 2013: £5,479 million). £23 million of current and recent forborne loans and overdrafts were not impaired at 31 December 2014 (31 December 2013: £22 million).

CREDIT RISK PORTFOLIO (continued)

Commercial Banking forbearance
At 31 December 2014 £5,137 million (December 2013: £7,479 million) of total loans and advances were forborne of which £3,241 million (December 2013: £5,047 million) were impaired. The coverage ratio for forborne loans decreased from 31.8 per cent at 31 December 2013 to 31.0 per cent at 31 December 2014.

The table below sets out the Group’s largest unimpaired forborne loans and advances to commercial customers (exposures over £5 million) as at 31 December 2014 by type of forbearance, together with a breakdown on which exposures are classified as Direct Real Estate:

	At 31 December 2014			At 31 December 2013
	Direct Real Estate	Other industry sector	Total	Direct Real Estate	Other industry sector	Total
	£m	£m	£m	£m	£m	£m
Type of unimpaired forbearance:
UK1 exposures > £5m
Covenants	153	865	1,018	527	488	1,015
Extensions	−	426	426	69	254	323
Multiple	−	6	6	−	316	316
	153	1,297	1,450	596	1,058	1,654
Exposures < £5m and other non-UK1			446			778
Total			1,896			2,432

1	Based on location of the office recording the transaction.

As part of the Group’s ongoing review and refinement of forbearance reporting, exposures below £5 million were subject to more granular review which led to a reduction in the level of forbearance reported. Previously, all lower quality unimpaired core exposures under £5 million were reported as forborne.

Consumer Finance forbearance
At 31 December 2014, Consumer Credit Cards loans and advances currently or recently subject to forbearance were 2.6 per cent (31 December 2013: 3.7 per cent) of total Consumer Credit Cards loans and advances. At 31 December 2014, Asset Finance retail loans and advances on open portfolios currently subject to forbearance were 2.1 per cent (31 December 2013: 4.0 per cent) of total Asset Finance retail loans and advances. 31 December 2013 values have been restated to reflect the changes detailed on page 49.

Analysis of the forborne loan balances
	Total loans and advances which are forborne		Total forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are forborne
	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013
	£m	£m	£m	£m	%	%

Consumer Credit Cards	234	326	140	188	29.1	21.9
Asset Finance2	109	149	53	75	20.5	24.0

1
£150 million of forborne loans and advances (Consumer Credit Cards: £94 million, Asset Finance: £56 million) were not impaired at 31 December 2014 (31 December 2013: Consumer Credit Cards: £138 million, Asset Finance: £74 million).

2
As stated on page 49, Asset Finance retail forborne loan values for 31 December 2013 have been restated to include temporary forbearance arrangements which ended within the last six months and permanent changes which commenced during the last 24 months.

CREDIT RISK PORTFOLIO (continued)

Run-off forbearance

Ireland commercial real estate and corporate
All loans and advances in Ireland commercial real estate and corporate are treated as forborne (31 December 2014: £3,436 million, 31 December 2013: £9,430 million). At 31 December 2014, £3,052 million (December 2013: £8,322 million) were impaired. The coverage ratio for forborne loans increased from 64.5 per cent at 31 December 2013 to 72.2 per cent at 31 December 2014.

Secured retail lending – Ireland
At 31 December 2014, Irish retail secured loans and advances currently or recently subject to forbearance were 6.3 per cent (31 December 2013: 12.2 per cent) of total Irish retail secured loans and advances. The reduction was driven by the disposal of the majority of impaired assets in the second half of 2014. Further analysis of the forborne loan balances is set out below:

	Total loans and advances which are currently or recently forborne		Total current and recent forborne loans and advances which are impaired1		Impairment provisions as % of loans and advances which are currently or recently forborne
	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013	31 Dec 2014	31 Dec 2013
	£m	£m	£m	£m	%	%
Ireland secured lending:
Temporary forbearance arrangements
Reduced payment arrangements	41	254	28	227	34.0	49.8
Permanent treatments
Repair and term extensions	239	473	13	102	9.1	14.4
Total	280	727	41	329	12.7	26.7

1	£239 million of current and recent forborne loans and advances were not impaired at 31 December 2014 (31 December 2013: £398 million).

CREDIT RISK PORTFOLIO (continued)

Corporate real estate, other corporate and Specialist Finance
At 31 December 2014, £1,998 million (December 2013: £12,051 million, restated following a reassessment of the unimpaired exposure breakdown) of total loans and advances were forborne of which £1,912 million (December 2013: £9,499 million) were impaired. The coverage ratio for forborne loans increased from 32.2 per cent at 31 December 2013 to 58.3 per cent at 31 December 2014.

Unimpaired forborne loans and advances were £86 million at 31 December 2014 (December 2013: £2,552 million, restated). The Group previously assumed that all lower quality unimpaired exposures under £5 million were forborne, as were a number of non-material portfolios. As part of the Group’s ongoing review and refinement of forbearance reporting, exposures below £5 million, and non-material portfolios, were subject to more granular review which led to a reduction in the level of forbearance previously reported.

The reduction also related to unimpaired loans and advances over £5 million and reflects the curing of a limited number of high value transactions where forbearance was granted some time ago and the obligor is no longer considered in financial difficulty.

The table below sets out the Group’s largest unimpaired forborne loans and advances (exposures over £5 million) as at 31 December 2014 by type of forbearance, together with a breakdown on which exposures are classified as Direct Real Estate:

At 31 December 2014	Direct Real Estate	Other industry sector	Total
	£m	£m	£m

Type of unimpaired forbearance
UK1 exposures > £5m
Covenants	−	−	−
Extensions	−	47	47
Multiple	24	−	24
	24	47	71
Exposures < £5m and other non-UK1			15
Total			86

1	Based on location of the office recording the transaction.

FUNDING AND LIQUIDITY MANAGEMENT

The Group’s funding position has been significantly strengthened and the Group has transformed its balance sheet structure in recent years.

Total funded assets reduced by £14.5 billion to £493.4 billion. The Group loan to deposit ratio has improved to 107 per cent compared with 113 per cent at 31 December 2013. Customer deposits, excluding repos, increased by £10.6 billion and, excluding reverse repos, loans and advances to customers reduced by £15.3 billion primarily driven by a continued reduction in assets in the Run-off portfolio (31 December 2014: £16.9 billion; 31 December 2013: £33.3 billion).

The increase in customer deposits along with the continued reduction in assets in the Run-off portfolio has enabled the Group to make changes in wholesale funding which reduced by £21.1 billion to £116.5 billion, with the volume with a residual maturity less than one year reducing to £41.1 billion (£44.2 billion at 31 December 2013). The Group’s term funding ratio (wholesale funding with a remaining life of over one year as a percentage of total wholesale funding) reduced to 65 per cent (68 per cent at 31 December 2013) as expected in line with maturities of wholesale term funding and limited term wholesale issuance in 2014.

During 2014, the Group has experienced stable term issuance costs that have remained significantly lower than in previous years. The Group has had a limited demand for term wholesale funding in recent years but this may increase in the future as the Group continues to optimise the balance sheet structure.

Following the recent UK implementation of the EU Bank Recovery and Resolution Directive, ratings agencies may review their ratings to reassess the likelihood of UK extraordinary government support. On 3 February 2015 Standard & Poor’s lowered the long-term ratings on the two holding companies Lloyds Banking Group plc and HBOS plc by two notches to the BBB level. The operating companies Lloyds Bank plc and Bank of Scotland plc continue to have long term ratings of A but have been placed on CreditWatch with negative implications. At the same time Standard & Poor’s announced that the holding companies of the Group have a positive outlook as they could revise upward the unsupported Group Credit Profile of Lloyds Banking Group. Lloyds Bank plc is currently rated A1 by Moody’s and A by Fitch, however it is likely that they may review these ratings later in the year, taking into account regulatory changes, particularly relating to Recovery and Resolution. The effects of a downgrade from all three rating agencies are included in the Group liquidity stress testing.

The Liquidity Coverage Ratio (LCR) is due to become the Pillar 1 standard for liquidity in the UK from October 2015. The Group continues to monitor the requirements, has a robust and well governed reporting framework in place and expects to meet the minimum requirements following finalisation from the Prudential Regulation Authority (PRA). Based on the Group’s current knowledge of the LCR standards due October 2015, it believes that it met the upcoming requirements as at 31 December 2014.

The combination of a strong balance sheet and access to a wide range of funding markets, including government and central bank schemes, provides the Group with a broad range of options with respect to funding the balance sheet in the future.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Group funding position

	At 31 Dec 2014	At 31 Dec 20131	Change
	£bn	£bn	%
Funding requirement
Loans and advances to customers2	477.6	492.9	(3)
Loans and advances to banks3	3.0	5.1	(41)
Debt securities	1.2	1.4	(14)
Reverse repurchase agreements	−	0.2
Available-for-sale financial assets – secondary4	8.0	4.4	82
Cash balances5	3.6	3.9	(8)
Funded assets	493.4	507.9	(3)
Other assets6	265.2	246.3	8
	758.6	754.2	1
On balance sheet primary liquidity assets7
Reverse repurchase agreements	7.0	0.1
Balances at central banks – primary5	46.9	46.0	2
Available-for-sale financial assets – primary	48.5	39.6	22
Trading and fair value through profit and loss	(6.1)	3.1
Repurchase agreements	−	(0.6)
	96.3	88.2	9
Total Group assets	854.9	842.4	1
Less: other liabilities6	(240.3)	(224.7)	7
Funding requirement	614.6	617.7	(1)
Funded by
Customer deposits8	447.1	436.5	2
Wholesale funding9	116.5	137.6	(15)
	563.6	574.1	(2)
Repurchase agreements	1.1	4.3	(74)
Total equity	49.9	39.3	27
Total funding	614.6	617.7	(1)

1	Loans and advances to customers and customer deposits restated. See note 1, page 75.
2	Excludes £5.1 billion (31 December 2013: £0.1 billion) of reverse repurchase agreements.
3
Excludes £21.3 billion (31 December 2013: £20.1 billion) of loans and advances to banks within the Insurance business and £1.9 billion (31 December 2013: £0.2 billion) of reverse repurchase agreements.

4	Secondary liquidity assets comprise a diversified pool of highly rated unencumbered collateral (including retained issuance).
5	Cash balances and balances at central banks – primary are combined in the Group’s balance sheet.
6	Other assets and other liabilities primarily include balances in the Group’s Insurance business and the fair value of derivative assets and liabilities.
7
Primary liquidity assets are PRA eligible liquid assets, including UK Gilts, US Treasuries, Euro AAA government debt, designated multilateral development bank debt and unencumbered cash balances held at central banks.

8	Excluding repurchase agreements at 31 December 2014 of £nil (31 December 2013: £3.0 billion).
9	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Reconciliation of Group funding to the balance sheet

At 31 December 2014	Included in funding analysis	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	9.8	1.1	−	10.9
Debt securities in issue	80.6	−	(4.4)	76.2
Subordinated liabilities	26.1	−	(0.1)	26.0
Total wholesale funding	116.5	1.1
Customer deposits	447.1	−	−	447.1
Total	563.6	1.1

At 31 December 2013	Included in funding analysis (above)	Repos	Fair value and other accounting methods	Balance sheet
	£bn	£bn	£bn	£bn

Deposits from banks	12.1	1.9	−	14.0
Debt securities in issue	91.6	−	(4.5)	87.1
Subordinated liabilities	33.9	−	(1.6)	32.3
Total wholesale funding	137.6	1.9
Customer deposits	436.5	3.0	−	439.5
Total	574.1	4.9

Analysis of 2014 total wholesale funding by residual maturity

	Less than one month		One to three months	Three to six months	Six to nine months	Nine months to one year	One to two years	Two to five years	More than five years	Total at 31 Dec 2014	Total at 31 Dec 2013
		£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn	£bn

Deposit from banks		7.0	1.2	0.5	0.3	0.1	0.1	0.1	0.5	9.8	12.1
Debt securities in issue:
Certificates of deposit		1.0	2.7	1.2	0.6	1.3	−	−	−	6.8	9.0
Commercial paper		4.7	1.4	0.3	0.8	0.1	−	−	−	7.3	4.8
Medium-term notes1		1.0	0.7	1.1	1.4	1.3	4.5	8.5	10.7	29.2	29.1
Covered bonds		0.3	0.7	−	1.3	−	3.0	8.0	11.9	25.2	29.4
Securitisation		0.1	0.9	2.0	1.9	2.0	2.2	2.4	0.6	12.1	19.3
		7.1	6.4	4.6	6.0	4.7	9.7	18.9	23.2	80.6	91.6
Subordinated liabilities		−	1.1	1.3	0.7	0.1	3.3	4.6	15.0	26.1	33.9
Total wholesale funding2	1	14.1	8.7	6.4	7.0	4.9	13.1	23.6	38.7	116.5	137.6

1	Medium-term notes include funding from the National Loan Guarantee Scheme (31 December 2014: £1.4 billion; 31 December 2013: £1.4 billion).
2	The Group’s definition of wholesale funding aligns with that used by other international market participants; including interbank deposits, debt securities in issue and subordinated liabilities.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

Analysis of 2014 term issuance

	Sterling	US Dollar	Euro	Other currencies	Total
	£bn	£bn	£bn	£bn	£bn

Securitisation	1.2	−	−	−	1.2
Medium-term notes	0.3	0.6	2.0	0.3	3.2
Covered bonds	1.5	−	0.8	−	2.3
Private placements1	0.3	1.5	1.1	0.4	3.3
Subordinated liabilities	−	0.6	−	−	0.6
Total issuance	3.3	2.7	3.9	0.7	10.6

1	Private placements include structured bonds and term repurchase agreements (repos).

Term issuance for 2014 totalled £10.6 billion with the majority across medium term notes and private placements. Utilisation of the UK government’s Funding for Lending Scheme (FLS) has further underlined the Group’s support to the UK economic recovery and the Group remains committed to passing the benefits of this low cost funding on to its customers. The Group drew down £2.0 billion in January 2014, under the 2013 FLS and a further £10.0 billion over the remainder of the year as part of the 2014 scheme, bringing total drawings under the FLS to £20.0 billion.

Liquidity portfolio
At 31 December 2014, the Banking business had £109.3 billion (31 December 2013: £89.3 billion) of highly liquid unencumbered assets in its primary liquidity portfolio which are available to meet cash and collateral outflows and PRA regulatory requirements. A separate liquidity portfolio to mitigate any insurance liquidity risk is managed within the Insurance business. Primary liquid assets represent 5.8 times (31 December 2013: 4.2 times) the Group’s money market funding with less than one year maturity (excluding derivative collateral margins and settlement accounts) and are 2.7 times (31 December 2013: 2.0 times) all wholesale funding less than one year maturity, and thus provides a substantial buffer in the event of continued market dislocation.

Primary liquidity	At 31 Dec 2014	At 31 Dec 2013	Average 2014	Average 2013
	£bn	£bn	£bn	£bn

Central bank cash deposits	46.9	46.0	62.3	69.4
Government/MDB bonds1	62.4	43.3	47.9	28.2
Total	109.3	89.3	110.2	97.6

Secondary liquidity	At 31 Dec 2014	At 31 Dec 2013	Average 2014	Average 2013
	£bn	£bn	£bn	£bn

High-quality ABS/covered bonds2	3.9	1.4	3.6	2.0
Credit institution bonds2	0.9	0.4	1.4	1.2
Corporate bonds2	0.6	0.1	0.3	0.1
Own securities (retained issuance)	20.6	22.1	22.2	33.3
Other securities	5.7	4.3	5.5	4.8
Other3	67.5	77.1	74.1	75.2
Total	99.2	105.4	107.1	116.6
Total liquidity	208.5	194.7

1	Designated multilateral development bank (MDB).
2	Assets rated A- or above.
3	Includes other central bank eligible assets.

FUNDING AND LIQUIDITY MANAGEMENT (continued)

In addition the Banking business had £99.2 billion (31 December 2013: £105.4 billion) of secondary liquidity, the vast majority of which is eligible for use in a range of central bank or similar facilities and the Group routinely makes use of as part of its normal liquidity management practices. Future use of such facilities will be based on prudent liquidity management and economic considerations, having regard for external market conditions.

The entire primary liquidity portfolio and a subset of the secondary portfolio are LCR eligible. The Group considers diversification across geography, currency, markets and tenor when assessing appropriate holdings of primary and secondary liquid assets. This liquidity is managed as a single pool in the centre and is under the control of the function charged with managing the liquidity of the Group apart from the TSB Liquidity Buffer which is managed separately. It is available for deployment at immediate notice, subject to complying with regulatory requirements, and is a key component of the Group’s liquidity management process.

Encumbered assets
The Board and Group Asset & Liability Committee monitor and manage total balance sheet encumbrance and readily realisable unencumbered assets via a number of risk appetite metrics. At 31 December 2014, the Group had £134.9 billion (31 December 2013: £118.4 billion) of encumbered and £720.0 billion (31 December 2013: £723.9 billion) of unencumbered on balance sheet assets. Of the unencumbered assets, £355.3 billion (31 December 2013: £384.5 billion) was classified as realisable for potential future funding requirements with a large pool (£188.1 billion; 31 December 2013: £201.2 billion) of readily realisable assets, from which if needed the Group could meet potential funding requirements at short notice. Primarily the Group encumbers mortgages and term lending through the issuance programmes and tradable securities through securities financing activity.

CAPITAL MANAGEMENT

The Group continued to strengthen its capital position during 2014 through capital-efficient profit generation, further dividends from the Insurance business, changes to and improved valuations of the Group’s defined benefit pension arrangements and a reduction in risk-weighted assets. The positive impact of these items was partly offset by the recommended dividend, charges relating to legacy issues and the Enhanced Capital Notes (ECNs) exchange and tender offers in which the Group repurchased the equivalent of £5 billion nominal (£4 billion regulatory value) of ECNs and issued £5.3 billion of new CRD IV compliant additional tier 1 (AT1) securities.

•	The Common Equity Tier 1 (CET1) ratio increased 2.5 percentage points from 10.3 per cent (pro forma) to 12.8 per cent.
•	The leverage ratio increased 1.1 percentage points from 3.8 per cent (pro forma) to 4.9 per cent.
•	The transitional total capital ratio increased 3.2 percentage points from 18.8 per cent (pro forma) to 22.0 per cent.
•
The Group’s Pillar 2A Individual Capital Guidance equates to 3.8 per cent of RWAs, of which 2.1 per cent must be covered by CET1 capital. This reflects a point in time estimate by the PRA, which may change over time, of the total amount of capital that is needed and includes risks that are not fully covered by Pillar 1 such as credit concentration and operational risk, and those risks not covered by Pillar 1 such as pensions and interest rate risk.

•	The Group is now assuming a steady state CET1 ratio requirement of around 12 per cent.

Regulatory capital developments
Following the implementation of the Capital Requirements Directive and Regulation (CRD IV) on 1 January 2014, the regulatory capital framework within which the Group operates has continued to evolve.

At a global level the Basel Committee has set out a summary of various policy and disclosure initiatives that it expects to undertake during 2015 themed around reducing excessive variability in banks’ regulatory capital ratios. Proposed revisions to the Standardised Approach risk-weight framework in addition to early stage proposals on the design of a new capital floors framework were issued toward the end of 2014.

At a European level a number of capital related CRD IV technical standards and guidelines were published by the European Banking Authority (EBA) during the year, with further technical standards and guidelines expected to be published in 2015, which the Group will continue to be required to meet.

In the UK the Financial Policy Committee (FPC) finalised proposals for a UK leverage ratio framework, setting a minimum ratio of 3 per cent, a supplementary buffer of up to 1.05 per cent (which we expect will apply to the Group from 2019) and a time-varying countercyclical leverage buffer of up to 0.9 per cent (currently set at zero per cent). In January 2015 the PRA issued a consultation on proposals to reform the Pillar 2 framework, including new approaches for determining Pillar 2A capital requirements and the setting of Pillar 2B capital requirements (the PRA buffer).

The Group continues to monitor these developments very closely, analysing the potential capital impacts to ensure the Group continues to maintain a strong capital position that exceeds the minimum regulatory requirements and the Group’s risk appetite and is consistent with market expectations.

Capital position at 31 December 2014
The Group’s capital position as at 31 December 2014 is presented in the following section applying CRD IV transitional arrangements, as implemented in the UK by the PRA, and also on a fully loaded CRD IV basis.

CAPITAL MANAGEMENT (continued)

	Transitional		Fully loaded
Capital resources	At 31 Dec 2014	At 31 Dec 20132	At 31 Dec 2014	At 31 Dec 20132
	£m	£m	£m	£m
Common equity tier 1
Shareholders’ equity per balance sheet	43,335	39,191	43,335	39,191
Adjustment to retained earnings for foreseeable dividends	(535)	−	(535)	−
Deconsolidation of insurance entities1	(824)	(1,367)	(824)	(1,367)
Adjustment for own credit	158	185	158	185
Cash flow hedging reserve	(1,139)	1,055	(1,139)	1,055
Other adjustments	333	133	333	133
	41,328	39,197	41,328	39,197

less: deductions from common equity tier 1
Goodwill and other intangible assets	(1,875)	(1,979)	(1,875)	(1,979)
Excess of expected losses over impairment provisions and value adjustments	(565)	(866)	(565)	(866)
Removal of defined benefit pension surplus	(909)	(78)	(909)	(78)
Securitisation deductions	(211)	(141)	(211)	(141)
Significant investments1	(2,546)	(2,890)	(2,546)	(3,090)
Deferred tax assets	(4,533)	(5,025)	(4,533)	(5,118)
Common equity tier 1 capital	30,689	28,218	30,689	27,925

Additional tier 1
Additional tier 1 instruments	9,728	4,486	5,355	−
less: deductions from tier 1
Significant investments	(859)	(677)	−	−
Total tier 1 capital	39,558	32,027	36,044	27,925

Tier 2
Tier 2 instruments	14,197	19,870	10,836	15,636
Eligible provisions	333	349	333	349
less: deductions from tier 2
Significant investments	(1,288)	(1,015)	(2,146)	(1,692)
Total capital resources	52,800	51,231	45,067	42,218

Risk-weighted assets	239,734	272,641	239,734	271,908

Common equity tier 1 capital ratio	12.8%	10.3%	12.8%	10.3%
Tier 1 capital ratio	16.5%	11.7%	15.0%	10.3%
Total capital ratio	22.0%	18.8%	18.8%	15.5%

1
The amount of post-acquisition reserves for the Group’s Insurance business are excluded from shareholders’ equity. The remaining cost of the Group’s investment in the equity of the Insurance business is risk-weighted as part of threshold risk-weighted assets up to a limit based on the size of the Group’s common equity tier 1 capital position, with the residual amount deducted from common equity tier 1 capital.

2
31 December 2013 comparatives reflect CRD IV rules as implemented by the PRA at 1 January 2014 and are reported on a pro forma basis that includes the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank. 31 December 2013 common equity tier 1 ratios, excluding the benefit of these sales, were 10.0 per cent fully loaded and 10.1 per cent on transitional rules, while risk-weighted assets under fully loaded rules were £271.1 billion and under transitional rules were £272.1 billion.

CAPITAL MANAGEMENT (continued)

The key differences between the transitional capital calculation as at 31 December 2014 and the fully loaded equivalent are as follows:
•
Capital securities that previously qualified as tier 1 or tier 2 capital, but do not fully qualify under CRD IV, can be included in tier 1 or tier 2 capital (as applicable) up to a specified limit which reduces by 10 per cent per annum until 2022.

•	The significant investment deduction from AT1 in 2014 will transition to tier 2 by 2018.

The movements in the transitional CET1, AT1, tier 2 and total capital positions in the period are provided below.

	Common Equity Tier 1	Additional Tier 1	Tier 2	Total capital
	£m	£m	£m	£m

At 31 December 20131	28,218	3,809	19,204	51,231
Profit attributable to ordinary shareholders2	1,235			1,235
Adjustment to above re December 13 pro forma	(202)			(202)
Adjustment to retained earnings for foreseeable dividends	(535)			(535)
Pension movements:
Deduction of pension asset	(831)			(831)
Movement through other comprehensive income	739			739
Available-for-sale reserve	548			548
Deferred tax asset	492			492
Goodwill and intangible assets deductions	104			104
Excess of expected losses over impairment provisions and value adjustments	301			301
Significant investment deduction	344	(182)	(273)	(111)
Eligible provisions	−		(16)	(16)
Subordinated debt movements:
Restructuring to ensure CRD IV compliance	−	5,355	(4,006)	1,349
Subordinated debt issuance	−	−	645	645
Repurchases, redemptions and other	−	(113)	(2,312)	(2,425)
Other movements	276	−	−	276
At 31 December 2014	30,689	8,869	13,242	52,800

1
31 December 2013 comparatives reflect CRD IV transitional rules as implemented by the PRA at 1 January 2014 and are reported on a pro forma basis that includes the benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank.

2
As the Insurance business is excluded from the scope of the Group’s regulatory capital consolidation, profits made by Insurance are removed from CET1 capital. Dividends paid to the Group by Insurance, however, are recognised through CET1 capital and for the period include £400 million paid in March 2014 and £300 million paid in December 2014. In addition, the sale of Heidelberger Leben resulted in the payment of an additional dividend from Insurance to the Group of £295 million.

CET1 capital resources have increased by £2,471 million in the period, mainly due to profit attributable to ordinary shareholders, reflecting underlying profit, dividends from the Insurance business and a pensions credit resulting from changes to the Group’s defined benefit pension arrangements, partly offset by charges relating to legacy issues and the ECN exchange and tender offers. Additional favourable pension valuations through other comprehensive income, favourable movements in AFS reserves, a reduction in the excess of expected losses over impairment provisions and value adjustments and a reduction in deferred tax and significant investment deductions, further increased CET1 capital resources partially offset by an increase in the pensions asset deducted from capital and foreseeable dividends.

CAPITAL MANAGEMENT (continued)

AT1 capital resources have increased by £5,060 million in the period, mainly due to the ECN exchange and tender offers that resulted in the issuance of £5.3 billion of CRD IV compliant AT1 instruments.

As a result of the offers launched in the first half of the year, the Group has met its AT1 requirement under the CRD IV capital framework. Through the exchange and tender offers, the Group repurchased the equivalent of £5 billion nominal (£4 billion regulatory value) of ECNs and issued £5.3 billion of new AT1 securities. In addition to delivering the Group’s AT1 requirement, the exchange and tender offers also increased the Group’s leverage ratio by approximately 50 basis points, improved the Group’s rating agency metrics, and has benefited the Group’s net interest margin in 2014 by approximately 7 basis points. Coupon payments on the new AT1 securities are accounted for as distributions from reserves. The exchanges resulted in a net accounting charge of approximately £1.1 billion, which has reduced the Group’s fully loaded CET1 capital ratio by approximately 50 basis points.

Tier 2 capital resources have reduced by £5,962 million in the period. This primarily reflects the ECN exchange and tender offers, which resulted in £4.0 billion of existing tier 2 ECN instruments being redeemed in exchange for the issuance of AT1 instruments as outlined above and the Group’s stated intention to approach the PRA to seek the appropriate permission to redeem a number of remaining ECN instruments following the Capital Disqualification Event that occurred upon the release of the PRA stress test results which resulted in a further reduction of £0.5 billion. Additional factors contributing to the reduction in tier 2 capital resources included a reduction in eligible provisions and other movements in tier 2 subordinated debt, including foreign exchange, fair value unwind, amortisation of dated instruments and other calls and redemptions. The reduction in tier 2 capital resources was partially offset by the issuance of a £0.6 billion CRD IV compliant tier 2 dated subordinated debt instrument in November 2014.

CAPITAL MANAGEMENT (continued)

	Transitional1
Risk-weighted assets	At 31 Dec 2014	At 31 Dec 2013
	£m	£m
Divisional analysis of risk-weighted assets:
Retail	67,666	72,948
Consumer Finance	20,882	20,136
Commercial Banking	106,185	123,951
Central Items	12,193	7,743
TSB2	5,170	5,591
Run-off	16,814	30,569
Underlying risk-weighted assets	228,910	260,938
Threshold risk-weighted assets	10,824	11,154
Total risk-weighted assets	239,734	272,092
Movement to fully loaded risk-weighted assets	−	(1,014)
Fully loaded risk-weighted assets	239,734	271,078

Risk type analysis of risk-weighted assets:
Foundation Internal Ratings Based (IRB) Approach	72,393	84,882
Retail IRB Approach	72,886	83,815
Other IRB Approach	15,324	9,526
IRB Approach	160,603	178,223
Standardised Approach	25,444	33,819
Contributions to the default fund of a central counterparty	515	484
Credit risk	186,562	212,526
Counterparty credit risk	9,108	7,546
Credit valuation adjustment	2,215	3,190
Operational risk	26,279	26,594
Market risk	4,746	11,082
Underlying risk-weighted assets	228,910	260,938
Threshold risk-weighted assets3	10,824	11,154
Total risk-weighted assets	239,734	272,092
Movement to fully loaded risk-weighted assets4	−	(1,014)
Fully loaded risk-weighted assets	239,734	271,078

Pro forma transitional rules risk-weighted assets	272,641
Pro forma fully loaded risk-weighted assets	271,908

1	CRD lV rules as implemented by the PRA at 1 January 2014.
2	TSB risk-weighted assets are on a Lloyds Banking Group reporting basis and differ to those reported by TSB as a standalone regulated entity.
3
Threshold risk-weighted assets reflect the element of significant investments and deferred tax assets that are permitted to be risk-weighted instead of deducted from common equity tier 1 capital under threshold rules. Significant investments primarily arise from investment in the Group’s Insurance business.

4
Differences may arise between transitional and fully loaded threshold risk-weighted assets where deferred tax assets reliant on future profitability and arising from temporary timing differences and significant investments exceed the fully loaded threshold limit, resulting in an increase in amounts deducted from CET1 rather than being risk-weighted. At 31 December 2014 the fully loaded threshold was not exceeded and therefore no further adjustment was applied to the transitional threshold risk-weighted assets.

CAPITAL MANAGEMENT (continued)

Key differences between risk-weighted assets at December 2014 and December 2013 under transitional rules are as follows:
•
Retail division risk-weighted assets reduced by £5.2 billion in the year primarily due to improvements in credit quality arising from active portfolio management and the impact of positive economic factors (including favourable movements in UK house prices and reduced unemployment) as well as the exit from its joint venture banking operations with Sainsbury’s. These movements are partially offset by risk-weighted asset increases arising from model changes.

•
Consumer Finance division risk-weighted assets increased by £0.8 billion largely due to new business lending and model changes partially offset by reductions arising from improvements in credit quality and economic factors.

•
Commercial Banking risk-weighted assets reduced by £17.8 billion mainly reflecting market risk reductions, active portfolio management and methodology refinements. The market risk-weighted asset reduction of £6.3 billion is primarily due to the removal of a temporary capital buffer applied to the Group’s internal market risk models on completion of specific market risk infrastructure projects.

•
Central Items risk-weighted assets primarily comprise the Group’s liquidity portfolio and strategic equity investments and other balance sheet assets such as fixed assets and sundry debtors. The increase in the year of £4.4 billion is primarily due to equity received in consideration for the disposal of Scottish Widows Investment Partnership (SWIP).

•
The reduction in Run-off risk-weighted assets of £13.8 billion is mainly due to disposals, including the sale of loans in the Irish retail mortgage portfolio and movements in external economic factors.

Risk-weighted assets movement by key driver	Credit risk1	Counter party credit risk1	Market risk	Operational risk	Total
	£m	£m	£m	£m	£m
Risk-weighted assets at 31 December 2013	212,526	10,736	11,082	26,594	260,938
Management of the balance sheet	(4,694)	(366)	(1,850)	−	(6,910)
Disposals	(9,781)	(170)	−	−	(9,951)
External economic factors	(10,459)	1,187	26	−	(9,246)
Model and methodology changes	(995)	(64)	(4,512)	−	(5,571)
Other	(35)	−	−	(315)	(350)
Risk-weighted assets	186,562	11,323	4,746	26,279	228,910
Threshold risk-weighted assets					10,824
Total risk-weighted assets					239,734

1	Credit risk includes movements in contributions to the default fund of central counterparties and counterparty credit risk includes the movements in credit valuation adjustments.

CAPITAL MANAGEMENT (continued)

The risk-weighted asset movements table provides an analysis of the movement in risk-weighted assets in the year and an insight in to the key drivers of the movements. The analysis is compiled on a monthly basis through the identification and categorisation of risk-weighted asset movements and is subject to management judgement.

Management of the balance sheet includes risk-weighted asset movements arising from new lending and asset run-off and management of market risk positions. During the year risk-weighted assets decreased £6.9 billion primarily in Commercial Banking, partially offset by business growth in Consumer Finance and equities received in consideration for the disposal of Scottish Widows Investment Partnership within Central Items.

Disposals include risk-weighted asset reductions arising from the sale of assets, portfolios and businesses. Disposals reduced risk-weighted assets by £10.0 billion, primarily in the Run-off portfolio, including the sale of loans in the Irish retail mortgage portfolio as well as exiting the joint venture banking operation with Sainsbury’s, in Retail.

External economic factors captures movements driven by changes in the economic environment. The reduction in risk-weighted assets of £9.2 billion is mainly due to positive macroeconomic factors including favourable movements in UK house prices and reduced unemployment which have led to improvements in the credit risk profile of customers.

Model and methodology changes include the movement in risk-weighted assets arising from new model implementation, model enhancement and changes in credit risk approach applied to certain portfolios. Model and methodology changes reduced risk-weighted assets by £5.6 billion, primarily due to the removal of a temporary capital buffer applied to the Group’s internal market risk models on completion of specific market risk infrastructure projects. Reductions in credit risk arise from a number of small methodology refinements in Commercial Banking, partially offset by risk-weighted asset increases arising from updates to the mortgage models and refinement of risk models for unsecured products in Retail and Consumer Finance.

Leverage ratio
The leverage ratio is calculated by dividing tier 1 capital (excluding grandfathered tier 1 securities) by a defined measure of on-balance sheet assets and off-balance sheet items.

On 12 January 2014 the Basel Committee issued a revised Basel III leverage ratio framework that included a number of amendments to the original calculation of the exposure measure, in particular the methodologies applied in determining the exposure measures for derivatives, securities financing transactions (SFTs) and off-balance sheet items. In addition the scope of consolidation has been fully aligned to that applied to the risk-based capital framework, thereby requiring all on-balance sheet assets and off-balance sheet items of the Insurance division to be excluded from the Group’s total exposure measure and replaced by a measure of the banking group’s investment in Insurance.

In January 2015 the existing CRD IV rules on the calculation of the leverage ratio were amended to align with the European Commission’s interpretation of the revised Basel III leverage ratio framework. Although there remain some minor differences between the framework and the amended CRD IV rules, the Group does not consider these to be material and has therefore elected, in accordance with PRA guidance, to disclose on the basis of the revised Basel III leverage ratio framework, in keeping with the interim 2014 disclosures.

CAPITAL MANAGEMENT (continued)

	Fully loaded
	2014	20131
	£m	£m
Total tier 1 capital for leverage ratio2
Common equity tier 1 capital	30,689	27,041
Additional tier 1 capital	5,355	−
Total tier 1 capital	36,044	27,041

Exposure measure3

Statutory balance sheet assets
Derivative financial instruments	36,128	30,804
Securities financing transactions (SFTs)	43,772	29,592
Loans and advances and other assets	774,996	781,984
Total assets	854,896	842,380

Deconsolidation of insurance entities
Derivative financial instruments	(1,686)	(1,030)
Loans and advances and other assets	(143,459)	(150,174)
Total deconsolidation adjustments	(145,145)	(151,204)

Derivatives adjustments
Adjustment for regulatory netting	(24,187)	(20,926)
Adjustment to cash collateral	(1,024)	(70)
Net written credit protection	425	280
Regulatory potential future exposure	12,722	13,368
Total derivatives adjustments	(12,064)	(7,348)

Counterparty credit risk add-on for SFTs	1,364	1,921

Off-balance sheet items	50,980	55,987

Regulatory deductions and other adjustments	(10,362)	(9,382)

Total exposure	739,669	732,354

Leverage ratio	4.9%	3.7%

Pro forma leverage ratio at 31 December 20134		3.8%

1	31 December 2013 comparatives are reported on the same basis of calculation as the current year.
2	Calculated in accordance with CRD IV rules.
3
Calculated in accordance with the revised Basel III leverage ratio framework issued in January 2014, as interpreted through the July 2014 Basel III Quantitative Impact Study instructions and related guidance.

4	Includes the pro forma benefit of the sales of Heidelberger Leben, Scottish Widows Investment Partnership and the Group’s 50 per cent stake in Sainsbury’s Bank.

CAPITAL MANAGEMENT (continued)

Assets related to Group subsidiaries that fall outside the scope of the Group’s regulatory capital consolidation are deconsolidated. These are replaced with a proportion of the Group’s investment in the subsidiaries, reflecting amounts not already deducted from tier 1 capital as part of significant investment deductions. This primarily applies to the Group’s insurance subsidiaries resulting in the removal of assets related to Insurance division.

Adjustments are applied to the balance sheet asset value of derivatives financial instruments to reflect the application of regulatory netting rules, adjustments for the recognition of cash variation margin (subject to certain restrictions), the addition of notional amounts of written credit derivatives and the requirement to reflect potential future exposure amounts in accordance with regulatory rules.

Securities financing transactions, predominantly comprising repurchase transactions, are subject to the netting rules imposed by the framework. These are considered to be similar to current IFRS accounting rules on netting. In addition a counterparty credit risk amount is calculated and added to the SFT measure, representing the extent to which an SFT is under-collateralised.

Off-balance sheet items primarily consist of undrawn credit facilities, including facilities that may be cancelled unconditionally at any time without notice. The leverage ratio exposure value for off-balance sheet items is determined by applying set credit conversion factors to the nominal values of the items, based on the classification of the item. In accordance with the requirements of the framework the credit conversion factors applied to off-balance sheet items follow those prescribed by Standardised credit risk rules, subject to a floor of 10 per cent.

Other regulatory adjustments consist of other balance sheet assets that are required under CRD IV rules to be deducted from tier 1 capital such as deferred tax asset amounts, pension assets and goodwill and intangibles. The removal of these assets from the exposure measure ensures consistency is maintained between the capital and exposure components of the ratio.

Key movements
The 1.1 per cent increase in the Group’s fully loaded leverage ratio from 3.8 per cent (pro forma) to 4.9 per cent predominantly reflects the increase in the Group’s tier 1 capital position over the period, including the issuance of £5.3 billion of CRD IV compliant AT1 instruments and the growth in CET1 capital, as discussed on page 61.

STATUTORY INFORMATION

		Page
Condensed consolidated financial statements
Consolidated income statement		68
Consolidated statement of comprehensive income		69
Consolidated balance sheet		70
Consolidated statement of changes in equity		72
Consolidated cash flow statement		74

Notes
1	Accounting policies, presentation and estimates	75
2	Segmental analysis	76
3	Other income	80
4	Operating expenses	81
5	Impairment	82
6	Taxation	83
7	Earnings (loss) per share	83
8	Trading and other financial assets at fair value through profit or loss	84
9	Derivative financial instruments	84
10	Loans and advances to customers	85
11	Allowance for impairment losses on loans and receivables	85
12	Securitisations and covered bonds	86
13	Available-for-sale financial assets	87
14	Other assets	87
15	Customer deposits	87
16	Debt securities in issue	88
17	Other liabilities	88
18	Post-retirement defined benefit schemes	88
19	Subordinated liabilities	90
20	Share capital	90
21	Reserves	91
22	Other equity instruments	92
23	Provisions for liabilities and charges	93
24	Contingent liabilities and commitments	101
25	Fair values of financial assets and liabilities	102
26	Related party transactions	110
27	Disposal of a non-controlling interest in TSB Banking Group plc	112
28	Ordinary dividends	112
29	Future accounting developments	113
30	Other information	113

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

		2014	2013
	Note	£ million	£ million

Interest and similar income		19,211	21,163
Interest and similar expense		(8,551)	(13,825)
Net interest income		10,660	7,338
Fee and commission income		3,659	4,119
Fee and commission expense		(1,402)	(1,385)
Net fee and commission income		2,257	2,734
Net trading income		10,159	16,467
Insurance premium income		7,125	8,197
Other operating income		(309)	3,249
Other income	3	19,232	30,647
Total income		29,892	37,985
Insurance claims		(13,493)	(19,507)
Total income, net of insurance claims		16,399	18,478
Regulatory provisions		(3,125)	(3,455)
Other operating expenses		(10,760)	(11,867)
Total operating expenses	4	(13,885)	(15,322)
Trading surplus		2,514	3,156
Impairment	5	(752)	(2,741)
Profit before tax		1,762	415
Taxation	6	(263)	(1,217)
Profit (loss) for the year		1,499	(802)

Profit (loss) attributable to ordinary shareholders		1,125	(838)
Profit attributable to other equity holders1		287	−
Profit (loss) attributable to equity holders		1,412	(838)
Profit attributable to non-controlling interests		87	36
Profit (loss) for the year		1,499	(802)

Basic earnings (loss) per share	7	1.7p	(1.2)p
Diluted earnings (loss) per share	7	1.6p	(1.2)p

1	The profit after tax attributable to other equity holders of £287 million (2013: £nil) is offset in reserves by a tax credit attributable to ordinary shareholders of £62 million (2013: £nil).

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

	2014	2013
	£ million	£ million

Profit (loss) for the year	1,499	(802)
Other comprehensive income
Items that will not subsequently be reclassified to profit or loss:
Post-retirement defined benefit scheme remeasurements (note 18):
Remeasurements before taxation	674	(136)
Taxation	(135)	28
	539	(108)
Items that may subsequently be reclassified to profit or loss:
Movements in revaluation reserve in respect of available-for-sale financial assets:
Change in fair value	690	(680)
Income statement transfers in respect of disposals	(131)	(629)
Income statement transfers in respect of impairment	2	18
Taxation	(13)	277
	548	(1,014)
Movements in cash flow hedging reserve:
Effective portion of changes in fair value	3,896	(1,229)
Net income statement transfers	(1,153)	(550)
Taxation	(549)	374
	2,194	(1,405)
Currency translation differences (tax: nil)	(3)	(6)
Other comprehensive income for the year, net of tax	3,278	(2,533)
Total comprehensive income for the year	4,777	(3,335)

Total comprehensive income attributable to ordinary shareholders	4,403	(3,371)
Total comprehensive income attributable to other equity holders	287	−
Total comprehensive income attributable to equity holders	4,690	(3,371)
Total comprehensive income attributable to non-controlling interests	87	36
Total comprehensive income for the year	4,777	(3,335)

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED BALANCE SHEET

		At 31 December 2014	At 31 December 2013
Assets	Note	£ million	£ million

Cash and balances at central banks		50,492	49,915
Items in course of collection from banks		1,173	1,007
Trading and other financial assets at fair value through profit or loss	8	151,931	142,683
Derivative financial instruments1	9	36,128	30,804
Loans and receivables:
Loans and advances to banks		26,155	25,365
Loans and advances to customers1	10	482,704	492,952
Debt securities		1,213	1,355
		510,072	519,672
Available-for-sale financial assets	13	56,493	43,976
Investment properties		4,492	4,864
Goodwill		2,016	2,016
Value of in-force business		4,864	5,335
Other intangible assets		2,070	2,279
Tangible fixed assets		8,052	7,570
Current tax recoverable		127	31
Deferred tax assets		4,145	5,104
Retirement benefit assets	18	1,147	98
Other assets	14	21,694	27,026
Total assets		854,896	842,380

1	See note 1, page 75.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED BALANCE SHEET (continued)

		At 31 December 2014	At 31 December 2013
Equity and liabilities	Note	£ million	£ million

Liabilities
Deposits from banks		10,887	13,982
Customer deposits1	15	447,067	439,467
Items in course of transmission to banks		979	774
Trading and other financial liabilities at fair value through profit or loss		62,102	43,625
Derivative financial instruments1	9	33,187	27,658
Notes in circulation		1,129	1,176
Debt securities in issue	16	76,233	87,102
Liabilities arising from insurance contracts and participating investment contracts		86,918	82,777
Liabilities arising from non-participating investment contracts		27,248	27,590
Unallocated surplus within insurance businesses		320	391
Other liabilities	17	28,105	40,456
Retirement benefit obligations	18	453	1,096
Current tax liabilities		69	147
Deferred tax liabilities		54	3
Other provisions		4,200	4,488
Subordinated liabilities	19	26,042	32,312
Total liabilities		804,993	803,044

Equity
Share capital	20	7,146	7,145
Share premium account	21	17,281	17,279
Other reserves	21	13,216	10,477
Retained profits	21	5,692	4,088
Shareholders’ equity		43,335	38,989
Other equity instruments	22	5,355	−
Total equity excluding non-controlling interests		48,690	38,989
Non-controlling interests		1,213	347
Total equity		49,903	39,336
Total equity and liabilities		854,896	842,380

1	See note 1.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

	Attributable to equity shareholders
	Share capital and premium	Other reserves	Retained profits	Total	Other equity instruments	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2014	24,424	10,477	4,088	38,989	−	347	39,336

Comprehensive income
Profit for the year	–	−	1,412	1,412	–	87	1,499
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	539	539	–	–	539
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	548	–	548	–	–	548
Movements in cash flow hedging reserve, net of tax	–	2,194	–	2,194	–	–	2,194
Currency translation differences (tax: nil)	–	(3)	–	(3)	–	–	(3)
Total other comprehensive income	–	2,739	539	3,278	–	–	3,278
Total comprehensive income	–	2,739	1,951	4,690	–	87	4,777
Transactions with owners
Dividends	–	−	−	−	–	(27)	(27)
Distributions on other equity instruments, net of tax	–	–	(225)	(225)	–	–	(225)
Issue of ordinary shares	3	–	–	3	–	–	3
Issue of Additional Tier 1 securities (note 22)	–	–	(21)	(21)	5,355	–	5,334
Movement in treasury shares	–	–	(286)	(286)	–	–	(286)
Value of employee services:
Share option schemes	–	–	123	123	–	–	123
Other employee award schemes	–	–	233	233	–	–	233
Adjustment on sale of non-controlling interest in TSB Banking Group plc (TSB) (note 27)	–	−	(171)	(171)	–	805	634
Other changes in non-controlling interests	–	–	–	–	–	1	1
Total transactions with owners	3	–	(347)	(344)	5,355	779	5,790
Balance at 31 December 2014	24,427	13,216	5,692	43,335	5,355	1,213	49,903

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (continued)

	Share capital and premium	Other reserves	Retained profits	Total	Non- controlling interests	Total
	£ million	£ million	£ million	£ million	£ million	£ million

Balance at 1 January 2013	23,914	12,902	5,080	41,896	685	42,581

Comprehensive income
(Loss) profit for the year	–	–	(838)	(838)	36	(802)
Other comprehensive income
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	(108)	(108)	–	(108)
Movements in revaluation reserve in respect of available-for-sale financial assets, net of tax	–	(1,014)	–	(1,014)	−	(1,014)
Movements in cash flow hedging reserve, net of tax	–	(1,405)	–	(1,405)	–	(1,405)
Currency translation differences (tax: nil)	–	(6)	–	(6)	–	(6)
Total other comprehensive income	–	(2,425)	(108)	(2,533)	−	(2,533)
Total comprehensive income	–	(2,425)	(946)	(3,371)	36	(3,335)
Transactions with owners
Dividends	–	–	–	–	(25)	(25)
Issue of ordinary shares	510	–	–	510	–	510
Movement in treasury shares	–	–	(480)	(480)	–	(480)
Value of employee services:
Share option schemes	–	–	142	142	–	142
Other employee award schemes	–	–	292	292	–	292
Change in non-controlling interests	–	–	–	–	(349)	(349)
Total transactions with owners	510	–	(46)	464	(374)	90
Balance at 31 December 2013	24,424	10,477	4,088	38,989	347	39,336

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

CONSOLIDATED CASH FLOW STATEMENT

	2014	2013
	£ million	£ million

Profit before tax	1,762	415
Adjustments for:
Change in operating assets1	(872)	20,383
Change in operating liabilities1	11,992	(47,687)
Non-cash and other items	(2,496)	11,382
Tax received (paid)	(33)	(24)
Net cash provided by (used in) operating activities	10,353	(15,531)

Cash flows from investing activities
Purchase of financial assets	(11,533)	(36,959)
Proceeds from sale and maturity of financial assets	4,668	21,552
Purchase of fixed assets	(3,442)	(2,982)
Proceeds from sale of fixed assets	2,043	2,090
Acquisition of businesses, net of cash acquired	(1)	(6)
Disposal of businesses, net of cash disposed	543	696
Net cash used in investing activities	(7,722)	(15,609)

Cash flows from financing activities
Distributions on other equity instruments	(287)	−
Dividends paid to non-controlling interests	(27)	(25)
Interest paid on subordinated liabilities	(2,205)	(2,451)
Proceeds from issue of subordinated liabilities	629	1,500
Proceeds from issue of ordinary shares	3	350
Repayment of subordinated liabilities	(3,023)	(2,442)
Changes in non-controlling interests	635	−
Net cash used in financing activities	(4,275)	(3,068)
Effects of exchange rate changes on cash and cash equivalents	(6)	(53)
Change in cash and cash equivalents	(1,650)	(34,261)
Cash and cash equivalents at beginning of year	66,797	101,058
Cash and cash equivalents at end of year	65,147	66,797

1	See note 1, page 75.

Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

1.	Accounting policies, presentation and estimates

These condensed consolidated financial statements as at and for the year to 31 December 2014 have been prepared in accordance with the Listing Rules of the Financial Conduct Authority (FCA) relating to Preliminary Announcements and comprise the results of Lloyds Banking Group plc (the Company) together with its subsidiaries (the Group). They do not include all of the information required for full annual financial statements. Copies of the 2014 Annual Report and Accounts will be published on the Group’s website and will be available upon request from Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN, in March 2015.

The British Bankers’ Association’s (BBA’s) Code for Financial Reporting Disclosure (the Disclosure Code) sets out disclosure principles together with supporting guidance in respect of the financial statements of UK banks. The Group has adopted the Disclosure Code and these financial statements have been prepared in compliance with the Disclosure Code’s principles. Terminology used in these financial statements is consistent with that used in the Group’s 2013 Annual Report and Accounts where a glossary of terms can be found.

The directors consider that it is appropriate to continue to adopt the going concern basis in preparing the financial statements. In reaching this assessment, the directors have considered projections for the Group’s capital and funding position and have had regard to the factors set out in Principal risks and uncertainties: Funding and liquidity on page 53.

The accounting policies are consistent with those applied by the Group in its 2013 Annual Report and Accounts except as described below.

On 1 January 2014 the Group adopted the following amendments to standards and interpretations:

Amendments to IAS 32 Financial Instruments: Presentation – Offsetting Financial Assets and Financial Liabilities
The amendments to IAS 32 clarify the requirements for offsetting financial instruments and address inconsistencies identified in applying the offsetting criteria used in the standard.

In previous years the Group has separately reported, in the balance sheet, cash collateral balances and derivative positions with the same exchange; these cash collateral balances are now offset. The effect of this at 31 December 2014 has been to reduce both loans and advances to customers and derivative liabilities by £2,820 million and both customer deposits and derivative assets by £2,294 million. Comparative figures have been revised accordingly, the impact at 31 December 2013 being to reduce derivative assets by £2,321 million, loans and advances to customers by £2,329 million, customer deposits by £1,844 million and derivative liabilities by £2,806 million.

IFRIC 21 Levies
This interpretation clarifies that the obligating event that gives rise to a liability to pay a government levy is the activity that triggers the payment of the levy as set out in the relevant legislation and that an entity’s expectation of operating in a future period, irrespective of the difficulties involved in exiting a market, does not create a constructive obligation to pay a levy. This change has not had a significant impact on the Group.

Future accounting developments
Details of those IFRS pronouncements which will be relevant to the Group but which are not effective at 31 December 2014 and which have not been applied in preparing these financial statements are set out in note 29.

Critical accounting estimates and judgements
The preparation of the Group’s financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Due to the inherent uncertainty in making estimates, actual results reported in future periods may include amounts which differ from those estimates. Estimates, judgements and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. There have been no significant changes in the basis upon which estimates have been determined, compared to that applied at 31 December 2013.

2.	Segmental analysis

Lloyds Banking Group provides a wide range of banking and financial services in the UK and in certain locations overseas.

The Group Executive Committee (GEC) has been determined to be the chief operating decision maker for the Group. The Group’s operating segments reflect its organisational and management structures. GEC reviews the Group’s internal reporting based around these segments in order to assess performance and allocate resources. This assessment includes a consideration of each segment’s net interest revenue and consequently the total interest income and expense for all reportable segments is presented on a net basis. The segments are differentiated by the type of products provided, by whether the customers are individuals or corporate entities.

The segmental results and comparatives are presented on an underlying basis, the basis reviewed by the chief operating decision maker. The effects of asset sales, volatile items, liability management, Simplification costs, TSB build and dual-running costs, regulatory provisions, certain past service pension credits or charges, the amortisation of purchased intangible assets and the unwind of acquisition-related fair value adjustments are excluded in arriving at underlying profit.

Following a reorganisation, effective from 1 January 2014, the Group’s activities are now organised into five financial reporting segments: Retail; Commercial Banking; Consumer Finance; Insurance and TSB. The most significant changes to the segmental structure are:

•	The Wealth business has been integrated into the Retail division;
•
The Consumer Finance division now includes credit cards, asset finance and the European online deposits businesses; the Retail and Commercial Banking credit cards businesses have transferred into Consumer Finance;

•	TSB operates as a standalone listed entity following the IPO;
•	The remaining portfolio of assets which are outside of the Group’s risk appetite is managed within Other.

In addition, certain regulatory costs, such as UK bank levy and charges in relation to the Financial Services Compensation Scheme, which were previously reported in Central items, are now attributed to the operating divisions. Comparative figures have been restated for all of these changes. The Group’s underlying profit and statutory results are unchanged by these restatements.

Retail offers a broad range of financial service products, including current accounts, savings, personal loans and mortgages, to UK retail customers, incorporating wealth and small business customers. It is also a distributor of insurance, protection and credit cards, and a range of long-term savings and investment products.

Commercial Banking is client led, focusing on SME, Mid Markets, Global Corporates and Financial Institution clients providing products across Lending, Global Transaction Banking, Financial Markets and Debt Capital Markets and private equity financing through Lloyds Development Capital.

The Consumer Finance division comprises the Group’s consumer and corporate Credit Card businesses, along with the Black Horse motor financing and Lex Autolease car leasing businesses in Asset Finance. The Group’s European deposits and Dutch retail mortgage businesses are managed within Asset Finance.

Insurance is a core part of Lloyds Banking Group and is focused on four key markets: Corporate Pensions, Protection, Retirement and Home Insurance, to enable customers to protect themselves today and prepare for a secure financial future.

TSB is a separately listed multi-channel retail banking business with branches in England, Wales and Scotland; it has a digital distribution platform and four telephony contact centres. It serves retail and small business customers; providing a full range of retail banking products.

2.	Segmental analysis (continued)

Other includes certain assets previously reported as outside of the Group’s risk appetite and the results and gains on sale relating to businesses disposed in 2013 and 2014. Other also includes income and expenditure not recharged to divisions, including the costs of certain central and head office functions and the costs of managing the Group’s technology platforms, branch and head office property estate, operations (including payments, banking operations and collections) and sourcing, the costs of which are predominantly recharged to the other divisions.

Inter-segment services are generally recharged at cost, with the exception of the internal commission arrangements between the UK branch and other distribution networks and the insurance product manufacturing businesses within the Group, where a profit margin is also charged. Inter-segment lending and deposits are generally entered into at market rates, except that non-interest bearing balances are priced at a rate that reflects the external yield that could be earned on such funds.

For the majority of those derivative contracts entered into by business units for risk management purposes, the business unit recognises the net interest income or expense on an accrual accounting basis and transfers the remainder of the movement in the fair value of the derivative to the central group segment where the resulting accounting volatility is managed where possible through the establishment of hedge accounting relationships. Any change in fair value of the hedged instrument attributable to the hedged risk is also recorded within the central group segment. This allocation of the fair value of the derivative and change in fair value of the hedged instrument attributable to the hedged risk avoids accounting asymmetry in segmental results and leads to accounting volatility in the central group segment where it is managed.

2014	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	7,079	1,212	8,291	3,228	9,034	(743)
Commercial Banking	2,480	1,956	4,436	2,206	3,800	636
Consumer Finance	1,290	1,364	2,654	1,010	2,803	(149)
Insurance	(131)	1,725	1,594	922	1,206	388
TSB	786	140	926	458	912	14
Other	257	210	467	(68)	613	(146)
Group	11,761	6,607	18,368	7,756	18,368	−
Reconciling items:
Insurance grossing adjustment	(482)	614	132	−
Asset sales, volatile items and liability management1	7	(1,119)	(1,112)	(962)
Volatility relating to the insurance business	−	(228)	(228)	(228)
Simplification costs	−	(22)	(22)	(966)
TSB costs	−	−	−	(558)
Payment protection insurance provision	−	−	−	(2,200)
Other regulatory provisions	−	−	−	(925)
Past service credit2	−	−	−	710
Amortisation of purchased intangibles	−	−	−	(336)
Fair value unwind	(626)	(113)	(739)	(529)
Group – statutory	10,660	5,739	16,399	1,762

1
Comprises (i) gains on disposals of assets which are not part of normal business operations (£138 million); (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments (gain of £286 million); and (iii) the results of liability management exercises (losses of £1,386 million).

2
This represents the curtailment credit of £843 million following the Group’s decision to reduce the cap on pensionable pay (see note 4) partly offset by the cost of other changes to the pay, benefits and reward offered to employees.

2.	Segmental analysis (continued)

2013	Net interest income	Other income, net of insurance claims	Total income, net of insurance claims	Profit (loss) before tax	External revenue	Inter- segment revenue
	£m	£m	£m	£m	£m	£m

Underlying basis
Retail	6,500	1,435	7,935	3,015	8,526	(591)
Commercial Banking	2,113	2,259	4,372	1,890	2,959	1,413
Consumer Finance	1,333	1,359	2,692	965	2,772	(80)
Insurance	(107)	1,864	1,757	1,088	2,439	(682)
TSB	615	163	778	106	863	(85)
Other	431	840	1,271	(898)	1,246	25
Group	10,885	7,920	18,805	6,166	18,805	–
Reconciling items:
Insurance grossing adjustment	(2,930)	3,074	144	–
Asset sales, volatile items and liability management1	14	(460)	(446)	(720)
Volatility relating to the insurance business	–	668	668	668
Simplification costs	–	–	–	(830)
TSB costs	–	–	–	(687)
Past service pensions cost	–	–	–	(104)
Payment protection insurance provision	–	–	–	(3,050)
Other regulatory provisions	–	–	–	(405)
Amortisation of purchased intangibles	–	–	–	(395)
Fair value unwind	(631)	(62)	(693)	(228)
Group – statutory	7,338	11,140	18,478	415

1
Comprises (i) gains on disposals of assets, including centrally held government bonds, which are not part of normal business operations (£100 million); (ii) the net effect of banking volatility, changes in the fair value of the equity conversion feature of the Group’s Enhanced Capital Notes and net derivative valuation adjustments (losses of £678 million); and (iii) the results of liability management exercises (losses of £142 million).

2.	Segmental analysis (continued)

Segment external assets	At 31 December 2014	At 31 December 20131
	£m	£m

Retail	317,246	317,146
Commercial Banking	241,754	227,771
Consumer Finance	25,646	25,025
Insurance	150,615	155,378
TSB	27,006	24,084
Other	92,629	92,976
Total Group	854,896	842,380

Segment customer deposits
Retail	285,539	283,189
Commercial Banking	119,882	111,654
Consumer Finance	14,955	18,733
TSB	24,625	23,100
Other	2,066	2,791
Total Group	447,067	439,467

Segment external liabilities
Retail	295,880	300,412
Commercial Banking	231,400	206,729
Consumer Finance	18,581	21,868
Insurance	144,921	149,445
TSB	25,085	23,289
Other	89,126	101,301
Total Group	804,993	803,044

1	See note 1.

3.	Other income

	2014	2013
	£m	£m
Fee and commission income:
Current account fees	918	973
Credit and debit card fees	1,050	984
Other fees and commissions	1,691	2,162
	3,659	4,119
Fee and commission expense	(1,402)	(1,385)
Net fee and commission income	2,257	2,734
Net trading income	10,159	16,467
Insurance premium income	7,125	8,197
Gains on sale of available-for-sale financial assets	131	629
Liability management1,2	(1,386)	(142)
Other3,4	946	2,762
Other operating income	(309)	3,249
Total other income	19,232	30,647

1
In April 2014, the Group completed concurrent Sterling, Euro and Dollar exchange offers with holders of certain series of its Enhanced Capital Notes (ECNs) to exchange the ECNs for new Additional Tier 1 (AT1) securities. In addition the Group completed a tender offer to eligible retail holders outside the United States to sell their Sterling-denominated ECNs for cash. The exchange offers completed with the equivalent of £5.0 billion of ECNs being exchanged for the equivalent of £5.35 billion of AT1 securities, before issue costs. The retail tender offer completed with approximately £58.5 million of ECNs being repurchased for cash. A loss of £1,362 million has been recognised in relation to these exchange and tender transactions in the year ended 31 December 2014.

2	Losses of £24 million arose in 2014 (2013: £142 million) on other transactions undertaken as part of the Group’s management of its wholesale funding and capital.
3	On 31 March 2014 the Group completed the sale of Scottish Widows Investment Partnership, realising a gain of £128 million.
4
During 2013 the Group had completed a number of disposals of assets and businesses, including the sale of its shareholding in St. James’s Place plc (profit of £540 million), a portfolio of US residential mortgage-backed securities (profit of £538 million), its Spanish retail banking operations (loss of £256 million), its Australian operations (profit of £49 million) and its German life insurance business (this disposal completed in the first quarter of 2014, but an impairment of £382 million was recognised in the year ended 31 December 2013).

4.	Operating expenses

	2014	2013
	£m	£m
Administrative expenses
Staff costs:
Salaries	3,178	3,331
Performance-based compensation	390	473
Social security costs	398	385
Pensions and other post-retirement benefit schemes:
Past service (credits) charges1	(822)	104
Other	596	654
	(226)	758
Restructuring costs	264	111
Other staff costs	741	783
	4,745	5,841
Premises and equipment:
Rent and rates	424	467
Hire of equipment	12	15
Repairs and maintenance	221	178
Other	234	310
	891	970
Other expenses:
Communications and data processing	1,118	1,169
Advertising and promotion	336	313
Professional fees	481	425
UK bank levy	237	238
Other	1,017	971
	3,189	3,116
	8,825	9,927
Depreciation and amortisation	1,935	1,940
Total operating expenses, excluding regulatory provisions	10,760	11,867
Regulatory provisions:
Payment protection insurance provision (note 23)	2,200	3,050
Other regulatory provisions (note 23)	925	405
	3,125	3,455
Total operating expenses	13,885	15,322

1
On 11 March 2014 the Group announced a change to its defined benefit pension schemes, revising the existing cap on the increases in pensionable pay used in calculating the pension benefit, from 2 per cent to nil with effect from 2 April 2014. The effect of this change was to reduce the Group's retirement benefit obligations recognised on the balance sheet by £843 million with a corresponding curtailment gain recognised in the income statement. This has been partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.

In 2013, the Group agreed certain changes to early retirement and commutation factors in two of its principal defined benefit pension schemes, resulting in a curtailment cost of £104 million recognised in the Group’s income statement in the year ended 31 December 2013.

4.	Operating expenses (continued)

Performance-based compensation
The table below analyses the Group’s performance-based compensation costs (excluding branch-based sales incentives) between those relating to the current performance year and those relating to earlier years.

	2014	2013
	£m	£m
Performance-based compensation expense comprises:
Awards made in respect of the year ended 31 December	324	394
Awards made in respect of earlier years	66	79
	390	473
Performance-based compensation expense deferred until later years comprises:
Awards made in respect of the year ended 31 December	152	47
Awards made in respect of earlier years	32	30
	184	77

Performance-based awards expensed in 2014 include cash awards amounting to £104 million (2013: £126 million).

5.	Impairment

	2014	2013
	£m	£m
Impairment losses on loans and receivables:
Loans and advances to customers	735	2,725
Debt securities classified as loans and receivables	2	1
Impairment losses on loans and receivables (note 11)	737	2,726
Impairment of available-for-sale financial assets	5	15
Other credit risk provisions	10	−
Total impairment charged to the income statement	752	2,741

6.	Taxation

A reconciliation of the tax charge that would result from applying the standard UK corporation tax rate to the profit before tax, to the actual tax charge, is given below:

	2014	2013
	£m	£m

Profit before tax	1,762	415

Tax charge thereon at UK corporation tax rate of 21.5 per cent (2013: 23.25 per cent)	(379)	(96)
Factors affecting tax charge:
UK corporation tax rate change and related impacts	(24)	(594)
Disallowed items	(195)	(167)
Non-taxable items	153	132
Overseas tax rate differences	(24)	(116)
Gains exempted or covered by capital losses	181	57
Policyholder tax	(14)	(251)
Deferred tax on losses no longer recognised following sale of Australian operations	−	(348)
Deferred tax on Australian tax losses not previously recognised	−	60
Adjustments in respect of previous years	34	97
Effect of results of joint ventures and associates	7	9
Other items	(2)	−
Tax charge	(263)	(1,217)

7.	Earnings (loss) per share

	2014	2013

Basic
Profit (loss) attributable to ordinary shareholders	£1,125m	£(838)m
Tax credit on distributions to other equity holders	£62m	−
	£1,187m	£(838)m

Weighted average number of ordinary shares in issue	71,350m	71,009m
Earnings (loss) per share	1.7p	(1.2)p

Fully diluted
Profit (loss) attributable to ordinary shareholders	£1,125m	£(838)m
Tax credit on distributions to other equity holders	£62m	−
	£1,187m	£(838)m

Weighted average number of ordinary shares in issue	72,447m	71,009m
Earnings (loss) per share	1.6p	(1.2)p

8.         Trading and other financial assets at fair value through profit or loss

	At 31 December 2014	At 31 December 2013
	£m	£m

Trading assets	48,494	37,350

Other financial assets at fair value through profit or loss:
Treasury and other bills	22	54
Loans and advances to customers	−	27
Debt securities	41,839	38,853
Equity shares	61,576	66,399
	103,437	105,333
Total trading and other financial assets at fair value through profit or loss	151,931	142,683

Included in the above is £94,314 million (31 December 2013: £101,185 million) of assets relating to the insurance businesses.

9.	Derivative financial instruments

	31 December 2014		31 December 20131
	Fair value of assets	Fair value of liabilities	Fair value of assets	Fair value of liabilities
	£m	£m	£m	£m

Hedging
Derivatives designated as fair value hedges	2,472	962	3,055	1,497
Derivatives designated as cash flow hedges	1,761	2,654	1,687	3,021
	4,233	3,616	4,742	4,518
Trading and other
Exchange rate contracts	7,034	6,950	4,686	5,671
Interest rate contracts	22,506	20,374	18,203	15,801
Credit derivatives	279	1,066	208	190
Embedded equity conversion feature	646	−	1,212	–
Equity and other contracts	1,430	1,181	1,753	1,478
	31,895	29,571	26,062	23,140
Total recognised derivative assets/liabilities	36,128	33,187	30,804	27,658

1	See note 1.

The Group reduces exposure to credit risk by using master netting agreements and by obtaining cash collateral. Of the derivative assets of £36,128 million at 31 December 2014 (31 December 2013: £30,804 million), £21,929 million (31 December 2013: £19,479 million) is available for offset under master netting arrangements. These do not meet the criteria under IAS 32 to enable derivative assets to be presented net of these balances. Of the remaining derivative assets of £14,199 million (31 December 2013: £11,325 million), cash collateral of £3,651 million (31 December 2013: £2,702 million) was held.

The embedded equity conversion feature of £646 million (31 December 2013: £1,212 million) reflects the value of the equity conversion feature contained in the Enhanced Capital Notes issued by the Group in 2009; a gain of £401 million arose from the change in fair value in 2014 (2013: loss of £209 million) and is included within net trading income. In addition, £967 million of the embedded derivative, being that portion of the embedded equity conversion feature related to ECNs derecognised pursuant to the Group’s exchange and retail tender transactions completed in April 2014 (see note 3), was derecognised on completion of those transactions.

10.	Loans and advances to customers

	At 31 December 2014	At 31 December 20131
	£m	£m

Agriculture, forestry and fishing	6,586	6,051
Energy and water supply	3,853	4,414
Manufacturing	6,000	7,650
Construction	6,425	7,024
Transport, distribution and hotels	15,112	22,294
Postal and communications	2,624	2,364
Property companies	36,682	44,277
Financial, business and other services	44,979	42,478
Personal:
Mortgages	333,318	335,611
Other	23,123	23,230
Lease financing	3,013	4,435
Hire purchase	7,403	5,090
	489,118	504,918
Allowance for impairment losses on loans and advances (note 11)	(6,414)	(11,966)
Total loans and advances to customers	482,704	492,952

1	See note 1.

Loans and advances to customers include advances securitised under the Group's securitisation and covered bond programmes. Further details are given in note 12.

11.	Allowance for impairment losses on loans and receivables

	Year ended 31 December 2014	Year ended 31 December 2013
	£m	£m

Opening balance	12,091	15,459
Exchange and other adjustments	(401)	291
Adjustment on disposal of businesses	−	(176)
Advances written off	(6,442)	(6,314)
Recoveries of advances written off in previous years	681	456
Unwinding of discount	(126)	(351)
Charge to the income statement (note 5)	737	2,726
Balance at end of year	6,540	12,091

In respect of:
Loans and advances to customers (note 10)	6,414	11,966
Debt securities	126	125
Balance at end of year	6,540	12,091

12.	Securitisations and covered bonds

The Group's principal securitisation and covered bond programmes, together with the balances of the loans subject to these arrangements and the carrying value of the notes in issue, are listed in the table below.

	31 December 2014		31 December 2013
	Loans and advances securitised	Notes in issue	Loans and advances securitised	Notes in issue
Securitisation programmes1	£m	£m	£m	£m

UK residential mortgages	50,250	28,392	55,998	36,286
Commercial loans	13,372	12,533	10,931	11,259
Credit card receivables	6,762	4,278	6,314	3,992
Dutch residential mortgages	3,866	4,004	4,381	4,508
Personal loans	1,318	751	2,729	750
PPP/PFI and project finance loans	402	99	525	106
	75,970	50,057	80,878	56,901
Less held by the Group		(38,149)		(38,288)
Total securitisation programmes (note 16)		11,908		18,613

Covered bond programmes
Residential mortgage-backed	47,795	31,730	59,576	36,473
Social housing loan-backed	2,826	1,800	2,536	1,800
	50,621	33,530	62,112	38,273
Less held by the Group		(6,339)		(7,606)
Total covered bond programmes (note 16)		27,191		30,667

Total securitisation and covered bond programmes		39,099		49,280

1	Includes securitisations utilising a combination of external funding and credit default swaps.

Securitisation programmes
Loans and advances to customers and debt securities classified as loans and receivables include loans securitised under the Group's securitisation programmes, the majority of which have been sold by subsidiary companies to bankruptcy remote structured entities. As the structured entities are funded by the issue of debt on terms whereby the majority of the risks and rewards of the portfolio are retained by the subsidiary, the structured entities are consolidated fully and all of these loans are retained on the Group's balance sheet, with the related notes in issue included within debt securities in issue (note 16).

Covered bond programmes
Certain loans and advances to customers have been assigned to bankruptcy remote limited liability partnerships to provide security to issues of covered bonds by the Group. The Group retains all of the risks and rewards associated with these loans and the partnerships are consolidated fully, with the loans retained on the Group's balance sheet and the related covered bonds in issue included within debt securities in issue (note 16).

Cash deposits of £11,251 million (31 December 2013: £13,500 million) held by the Group are restricted in use to repayment of the debt securities issued by the structured entities, the term advances relating to covered bonds and other legal obligations.

Asset-backed conduits
In addition to the structured entities detailed above, the Group sponsors three asset-backed conduits: Argento, Cancara and Grampian, which invest in debt securities and client receivables (note 10).

13.	Available-for-sale financial assets

	At 31 December 2014	At 31 December 2013
	£m	£m

Asset-backed securities	1,359	2,178
Other debt securities:
Bank and building society certificates of deposit	298	208
Government securities	47,402	38,290
Corporate and other debt securities	5,529	1,855
	53,229	40,353
Equity shares	1,042	570
Treasury and other bills	863	875
Total	56,493	43,976

14.	Other assets

	At 31 December 2014	At 31 December 2013
	£m	£m

Assets arising from reinsurance contracts held	682	732
Deferred acquisition and origination costs	114	130
Settlement balances	1,676	2,904
Corporate pension asset	12,741	9,984
Investments in joint ventures and associates	74	101
Assets of disposal groups	−	7,988
Other assets and prepayments	6,407	5,187
Total other assets	21,694	27,026

15.	Customer deposits

	At 31 December 2014	At 31 December 20131
	£m	£m

Non-interest bearing current accounts	46,487	40,802
Interest bearing current accounts	86,131	77,789
Savings and investment accounts	256,701	265,422
Liabilities in respect of securities sold under repurchase agreements	−	2,978
Other customer deposits	57,748	52,476
Total	447,067	439,467

1	See note 1.

16.	Debt securities in issue

	31 December 2014				31 December 2013
	At fair value through profit or loss	At amortised cost	Total	At fair value through profit or loss	At amortised cost	Total
	£m	£m	£m	£m	£m	£m

Medium-term notes issued	6,739	22,728	29,467	5,267	23,921	29,188
Covered bonds (note 12)	−	27,191	27,191	–	30,667	30,667
Certificates of deposit	−	7,033	7,033	–	8,866	8,866
Securitisation notes (note 12)	−	11,908	11,908	–	18,613	18,613
Commercial paper	−	7,373	7,373	–	5,035	5,035
	6,739	76,233	82,972	5,267	87,102	92,369

17.	Other liabilities

	At 31 December 2014	At 31 December 2013
	£m	£m

Settlement balances	1,024	3,358
Unitholders’ interest in Open Ended Investment Companies	19,525	22,219
Liabilities of disposal groups	−	7,302
Other creditors and accruals	7,556	7,577
Total other liabilities	28,105	40,456

18.	Post-retirement defined benefit schemes

The Group’s post-retirement defined benefit scheme obligations are comprised as follows:

	At 31 December 2014	At 31 December 2013
	£m	£m

Defined benefit pension schemes:
- Fair value of scheme assets	38,133	32,568
- Present value of funded obligations	(37,243)	(33,355)
Net pension scheme liability	890	(787)
Other post-retirement schemes	(196)	(211)
Net retirement benefit asset (liability)	694	(998)

Recognised on the balance sheet as:
Retirement benefit assets	1,147	98
Retirement benefit obligations	(453)	(1,096)
Net retirement benefit asset (liability)	694	(998)

18.	Post-retirement defined benefit schemes (continued)

The movement in the Group’s net post-retirement defined benefit scheme asset (liability) during the year was as follows:

£m

At 1 January 2014	(998)
Exchange and other adjustments	2
Income statement charge:
Regular cost	(344)
Curtailments (see below)	822
478
Employer contributions	538
Remeasurement	674
At 31 December 2014	694

Included within curtailments is a credit of £843 million following the Group’s decision to reduce the cap on pensionable pay (see note 4); this is partly offset by a charge of £21 million following changes to pension arrangements for staff within the TSB business.

The charge to the income statement in respect of pensions and other post-retirement benefit schemes is comprised as follows:

	2014	2013
	£m	£m

Past service (credit) cost (note 4)	(822)	104
Current service cost	344	399
Defined benefit pension schemes	(478)	503
Defined contribution schemes	252	255
Total charge to the income statement (note 4)	(226)	758

The principal assumptions used in the valuations of the defined benefit pension scheme were as follows:

	At 31 December 2014	At 31 December 2013
	%	%

Discount rate	3.67	4.60
Rate of inflation:
Retail Prices Index	2.95	3.30
Consumer Price Index	1.95	2.30
Rate of salary increases	0.00	2.00
Weighted-average rate of increase for pensions in payment	2.59	2.80

The application of the revised assumptions as at 31 December 2014 to the Group’s principal post-retirement defined benefit schemes has resulted in a remeasurement gain of £674 million which has been recognised in other comprehensive income, net of deferred tax of £135 million.

19.	Subordinated liabilities

The Group’s subordinated liabilities are comprised as follows:

	At 31 December 2014	At 31 December 2013
	£m	£m

Preference shares	1,091	876
Preferred securities	3,819	4,301
Undated subordinated liabilities	1,852	1,916
Enhanced Capital Notes	3,683	8,938
Dated subordinated liabilities	15,597	16,281
Total subordinated liabilities	26,042	32,312

The movement in subordinated liabilities during the year was as follows:

	2014	2013
	£m	£m

At 1 January	32,312	34,092
New issues during the year	629	1,500
Exchange offer in respect of Enhanced Capital Notes (notes 3 and 22)	(4,961)	−
Other repurchases and redemptions during the year	(3,023)	(2,442)
Foreign exchange and other movements	1,085	(838)
At 31 December	26,042	32,312

20.	Share capital

Movements in share capital during the year were as follows:

	Number of shares
	(million)	£m

Ordinary shares of 10p each
At 1 January 2014	71,368	7,137
Issued in the year (see below)	6	1
At 31 December 2014	71,374	7,138

Limited voting ordinary shares of 10p each
At 1 January and 31 December 2014	81	8
Total share capital		7,146

The ordinary shares issued in the year were in respect of employee share schemes.

21.	Reserves

		Other reserves
	Share premium	Available- for-sale	Cash flow hedging	Merger and other	Total	Retained profits
	£m	£m	£m	£m	£m	£m

At 1 January 2014	17,279	(615)	(1,055)	12,147	10,477	4,088
Issue of ordinary shares	2	–	–	–	–	–
Profit for the year	–	–	–	–	–	1,412
Issue costs of other equity instruments, net of tax (note 22)	–	–	–	–	–	(21)
Distributions on other equity instruments, net of tax	–	–	–	–	–	(225)
Post-retirement defined benefit scheme remeasurements, net of tax	–	–	–	–	–	539
Movement in treasury shares	–	–	–	–	–	(286)
Value of employee services:
Share option schemes	–	–	–	–	–	123
Other employee award schemes	–	–	–	–	–	233
Change in fair value of available-for-sale assets, net of tax	–	625	–	–	625	–
Change in fair value of hedging derivatives, net of tax	–	–	3,131	–	3,131	–
Transfers to income statement, net of tax	–	(77)	(937)	–	(1,014)	–
Adjustment on sale of non-controlling interest in TSB (note 27)	–	–	–	–	–	(171)
Exchange and other	–	–	–	(3)	(3)	–
At 31 December 2014	17,281	(67)	1,139	12,144	13,216	5,692

22.         Other equity instruments

£m
At 1 January 2014	−
Additional Tier 1 securities issued in the year:
Sterling notes (£3,725 million nominal)	3,725
Euro notes (€750 million nominal)	622
US dollar notes ($1,675 million nominal)	1,008
At 31 December 2014	5,355

On 6 March 2014 the Group announced concurrent Sterling, Euro and Dollar exchange offers for holders of certain series of its Enhanced Capital Notes (ECNs) to exchange them for new Additional Tier 1 (AT1) securities. The exchange offers completed in April 2014 and resulted in a total of £5,355 million of AT1 securities being issued; after issue costs of £21 million, net of tax, have been charged to retained profits.

The AT1 securities are Fixed Rate Resetting Perpetual Subordinated Contingent Convertible Securities with no fixed maturity or redemption date.

The principal terms of the AT1 securities are described below:

•
The securities rank behind the claims against Lloyds Banking Group plc of (a) unsubordinated creditors, (b) claims which are, or are expressed to be, subordinated to the claims of unsubordinated creditors of Lloyds Banking Group plc but not further or otherwise or (c) whose claims are, or are expressed to be, junior to the claims of other creditors of Lloyds Banking Group, whether subordinated or unsubordinated, other than those whose claims rank, or are expressed to rank, pari passu with, or junior to, the claims of the holders of the AT1 Securities in a winding-up occurring prior to the Conversion Trigger.

•
The securities bear a fixed rate of interest until the first call date. After the initial call date, in the event that they are not redeemed, the AT1 securities will bear interest at rates fixed periodically in advance for five year periods based on market rates.

•
Interest on the securities will be due and payable only at the sole discretion of Lloyds Banking Group plc, and Lloyds Banking Group plc may at any time elect to cancel any Interest Payment (or any part thereof) which would otherwise be payable on any Interest Payment Date. There are also certain restrictions on the payment of interest as specified in the terms.

•
The securities are undated and are repayable, at the option of Lloyds Banking Group plc, in whole at the first call date, or on any fifth anniversary after the first call date. In addition, the AT1 securities are repayable, at the option of Lloyds Banking Group plc, in whole for certain regulatory or tax reasons. Any repayments require the prior consent of the PRA.

•	The securities convert into ordinary shares of Lloyds Banking Group plc, at a pre-determined price, should the fully loaded Common Equity Tier 1 ratio of the Group fall below 7.0 per cent.

23.	Provisions for liabilities and charges

Payment protection insurance
Following the unsuccessful legal challenge by the British Bankers’ Association against the Financial Services Authority (FSA) (now known as the Financial Conduct Authority (FCA)) and the Financial Ombudsman Service (FOS), the Group made provisions totalling £9,825 million to 31 December 2013 against the costs of paying redress to customers in respect of past sales of PPI policies, including the related administrative expenses.

During 2014 customer initiated complaints have continued to fall, albeit slower than expected. The proactive mailings have been substantially completed and remediation of previously defended cases commenced. A further £2,200 million has been added to the provision in 2014, which brings the total amount provided to £12,025 million, of which approximately £2,520 million relates to anticipated administrative expenses.

As at 31 December 2014, £2,549 million of the provision remained unutilised (21 per cent of total provision) relative to an average monthly spend including administration costs in 2014 of approximately of £205 million. The main drivers of the provision are as follows:

Volumes of customer initiated complaints (after excluding complaints from customers where no PPI policy was held)
At 31 December 2013, the provision assumed a total of 3.0 million complaints would be received. During 2014, complaint volumes were 22 per cent lower than 2013, but continue to be higher than expected. As a result, the Group is forecasting a slower decline in future volumes than previously expected, largely due to more sustained Claims Management Company (CMC) activity; non-CMC complaints have declined sharply. This has resulted in a further provision of approximately £1,080 million. At 31 December 2014, approximately 3 million complaints have been received, with the provision assuming approximately a further 0.6 million complaints will be received in the future.

Quarter	Average monthly reactive complaint volume	Quarter on Quarter %
Q1 2012	109,893		During the fourth quarter the Group has seen a fall of approximately 12 per cent in complaint levels. However, the provision remains sensitive to future trends.
Q2 2012	130,752	19%
Q3 2012	110,807	(15)%
Q4 2012	84,751	(24)%
Q1 2013	61,259	(28)%
Q2 2013	54,086	(12)%
Q3 2013	49,555	(8)%
Q4 2013	37,457	(24)%
Q1 2014	42,259	13%
Q2 2014	39,426	(7)%
Q3 2014	40,624	3%
Q4 2014	35,910	(12)%

Proactive mailing resulting from Past Business Reviews (PBR)
The Group is proactively mailing customers where it has been identified that there was a risk of potential mis-sale. At 31 December 2014 mailing of the original scope has been completed. During 2014, as a result of ongoing monitoring, some limited additional mailings have been added to the PBR scope. In addition, PBR responses to mailings have been higher than expected resulting in a further provision for PBR of approximately £300 million added during 2014.

23.	Provisions for liabilities and charges (continued)

Uphold rates
Uphold rates have increased following changes to the complaint handling policy. The impact to date and going forward resulted in a £110 million increase to the provision.

Average redress
Average redress per policy has increased, reversing the trend seen in the first three quarters of 2014. This higher level is expected to continue going forward and has resulted in an additional provision for the year of £40 million.

Re-review of previously handled cases
Approximately 0.6 million cases were included within the scope of remediation at 31 December 2013. These largely related to previously defended complaints which are being reviewed again to ensure consistency with the current complaint handling policy, now in operation. This exercise has commenced and is expected to be substantially complete by the end of June 2015, albeit with payments made in the second half of 2015 for some cases. The Group expects to uphold more of these cases due to the recent increase in uphold rates. Further cases have also been added to the remediation scope and relate to previously upheld cases. These cases have previously received redress and may receive a top-up payment. Given the increase in uphold rates and additional volumes to the scope, this has resulted in a further provision for the year of £250 million.

Expenses
The Group expects to maintain the PPI operation on its current scale for longer than previously expected given the update to volume related assumptions and the re-review of previously handled cases continuing into 2015. The estimate for administrative expenses, which comprise litigation and complaint handling costs as well as costs arising from cases subsequently referred to the FOS, has increased by approximately £420 million in 2014.

An Enforcement team of the FCA is investigating the Group’s governance of third party suppliers and potential failings in the PPI complaint handling process. This investigation is ongoing and it is not possible at this stage to make any assessment of what, if any, additional liability may result from the investigation, although the administration costs of supporting the investigation have been provided for previously.

The Group estimates that it has sold approximately 16 million policies since 2000. These include policies that were not mis-sold as they were suitable for, and appropriately disclosed to, the customer. Since the commencement of the PPI redress programme in 2011 the Group estimates that it has contacted, settled or provided for approximately 45 per cent of the policies sold since 2000, covering both customer-initiated complaints and actual and expected proactive mailings undertaken by the Group.

The total amount provided for PPI represents the Group’s best estimate of the likely future costs, albeit a number of risks and uncertainties remain, including complaint volumes, uphold rates, average redress paid, the scope and cost of proactive mailings and remediation, litigation costs and the outcome of the FCA Enforcement investigation. The cost of these factors could differ materially from the Group’s estimates and the assumptions underpinning them and could result in a further provision being required.

23.	Provisions for liabilities and charges (continued)

Key metrics and sensitivities are highlighted in the table below:

Sensitivities1	To date unless noted	Future	Sensitivity

Customer initiated complaints since origination (m)2	3.0	0.6	0.1 = £230m
Proactive Mailing: – number of policies (m)3	2.7	0.1	0.1 = £45m
– response rate4	34%	30%	1% = £3m
Average uphold rate per policy5	85%	80%	1% = £12m
Average redress per upheld policy6	£1,700	£1,790	£100 = £90m
Remediation Cases (m) 7	0.2	1.0	1 case = £600
Administrative expenses (£m)	2,035	485	1 case = £500
FOS Referral Rate8	40%	40%	1% = £3m
FOS Change Rate9	58%	30%	1% = £2m

1	All sensitivities exclude claims where no PPI policy was held.
2	Sensitivity includes complaint handling costs, and has increased as a result of higher uphold rates and a shift towards older policies.
3	To date volume includes customer initiated complaints.
4
Metric has been adjusted to include mature mailings only. Future response rates are expected to be lower than experienced to date as mailings to higher risk customers have been prioritised. The sensitivity has reduced from the half year as the higher risk population continues to decrease.

5
The percentage of complaints where the Group finds in favour of the customer. This is a blend of proactive and customer initiated complaints. The 85 per cent uphold rate is based on six months to December 2014. The lower uphold rate in the future reflects a lower proportion of PBR related cases which typically have a higher uphold rate, reflecting the higher risk nature of those policy sales.

6
The amount that is paid in redress in relation to a policy found to have been mis-sold, comprising, where applicable, the refund of premium, compound interest charged and interest at 8 per cent per annum. Actuals are based on the six months to December 2014. The increase in future average redress is influenced by fewer PBR policies due to the maturity of the PBR mailing. The increase is also due to a shift in the reactive complaint mix towards older, and therefore more expensive, policies.

7
Remediation to date is based on cases reviewed as at 31 December 2014, but not necessarily settled and also includes a small portion relating to previously upheld complaints. The average cost included in the sensitivity is based on all cases included within the remediation scope, and is therefore a weighted average of full payments, top-up payments on previously upheld cases, and nil payouts where the original decision is retained.

8
The percentage of cases reviewed by the Group that are subsequently referred to the FOS by the customer. A complaint is considered mature when six months have elapsed since initial decision. Actuals are based on decisions made by the Group during January 2014 to June 2014 and subsequently referred to the FOS.

9
The percentage of complaints referred where the FOS arrive at a different decision to the Group. Actuals are based on the six months to December 2014. The overturn rate to date is high as it continues to include a significant number of cases assessed prior to the implementation of changes to the case review process during 2013.

The provision remains sensitive to future trends; as an example, were reactive complaint levels in the first two quarters of 2015 to remain broadly in line with the fourth quarter of 2014 then the revised modelled total complaints and associated administration costs would increase the provision by approximately £700 million.

23.	Provisions for liabilities and charges (continued)

Other regulatory provisions
Litigation in relation to insurance branch business in Germany
Clerical Medical Investment Group Limited (CMIG) has received a number of claims in the German courts relating to policies issued by CMIG but sold by independent intermediaries in Germany, principally during the late 1990s and early 2000s. Following decisions in July 2012 from the Federal Court of Justice in Germany the Group recognised provisions totalling £400 million in 2012 and 2013. Volumes of claims have not decreased as quickly as expected and as a result the Group has recognised a further £120 million during 2014 bringing the total provision to £520 million. The remaining unutilised provision as at 31 December 2014 is £199 million.

The validity of the claims facing CMIG depends upon the facts and circumstances in respect of each claim. As a result the ultimate financial effect, which could be significantly different from the current provision, will only be known once all relevant claims have been resolved.

LIBOR and other trading rates
During 2014 the Group charged £225 million to the income statement in respect of this matter. In July, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate.

On LIBOR, the Group has reached settlements with the FCA in the United Kingdom, the United States Commodity Futures Trading Commission (CFTC) and the United States Department of Justice (DOJ) in relation to investigations into submissions between May 2006 and 2009 and related systems and controls failings.

The settlements in relation to LIBOR are part of an industry-wide investigation into the setting of interbank offered rates across a range of currencies. Under the settlement, the Group has paid £35 million, £62 million and £50 million to the FCA, CFTC and DOJ respectively. As part of the settlement with the DOJ, the Group has also entered into a two-year Deferred Prosecution Agreement in relation to one count of wire fraud relating to the setting of LIBOR.

In relation to the BBA Sterling Repo Rate, the Group has reached a settlement with the FCA regarding submissions made between April 2008 and September 2009. This issue involved four individuals who the FCA has concluded manipulated BBA Repo Rate submissions to reduce fees payable under the Special Liquidity Scheme (SLS). The issue was proactively brought to the FCA’s attention when it was identified by the Group as part of its internal investigation into the LIBOR issues.

The Group has paid £70 million to the FCA in connection with the resolution of the BBA Repo Rate issue and related systems and controls failings. Both the CFTC and DOJ settlements are in respect of LIBOR only and neither agency has taken action regarding the BBA Repo Rate.

The BBA Repo Rate was used by the Bank of England (BoE) to calculate the fees for the SLS. During the period that Lloyds TSB and HBOS used the SLS they paid £1,278 million in fees, just under half of all the fees payable by the industry under the Scheme. As a result of the actions of the four individuals involved, the Group has paid nearly £8 million to compensate the BoE for amounts underpaid (by Lloyds TSB and HBOS and the other banks that used the SLS).

23.	Provisions for liabilities and charges (continued)

Interest rate hedging products
In June 2012, a number of banks, including the Group, reached agreement with the FSA (now FCA) to carry out a review of sales made since 1 December 2001 of interest rate hedging products (IRHP) to certain small and medium-sized businesses. As at 31 December 2014 the Group had identified 1,676 sales of IRHPs to customers within scope of the agreement with the FCA which have opted in and are being reviewed and, where appropriate, redressed. The Group agreed that on conclusion of this review it would provide redress to any in-scope customers where appropriate. The Group continues to review the remaining cases within the scope of the agreement with the FCA but has met all of the regulator’s requirements to date.

During 2014, the Group has charged a further £150 million in respect of estimated redress costs, increasing the total amount provided for redress and related administration costs for in-scope customers to £680 million (31 December 2013: £530 million). This increase relates to an extension in the timetable for customers being able to opt-in to the review and the volume and complexity of claims. As at 31 December 2014, the Group has utilised £571 million (31 December 2013: £162 million), with £109 million (31 December 2013: £368 million) of the provision remaining.

Other legal actions and regulatory matters
In the course of its business, the Group is engaged in discussions with the PRA, FCA and other UK and overseas regulators and other governmental authorities on a range of matters. The Group also receives complaints and claims from customers in connection with its past conduct and, where significant, provisions are held against the costs expected to be incurred as a result of the conclusions reached. In 2014 the provision was increased by a further £430 million, in respect of a number of matters affecting the Retail, Commercial Banking and Consumer Finance divisions, including potential claims and remediation in respect of products sold through the branch network and continuing investigation of matters highlighted through industry-wide regulatory reviews, as well as legacy product sales and historical systems and controls such as those governing legacy incentive schemes. This brings the total amount charged to £730 million of which £209 million had been utilised at 31 December 2014. This increase reflected the Group's assessment of a limited number of matters under discussion, none of which currently is individually considered financially material in the context of the Group.

24.	Contingent liabilities and commitments

Interchange fees
On 11 September 2014, the European Court of Justice (the ECJ) upheld the European Commission’s 2007 decision that an infringement of EU competition law had arisen from arrangements whereby MasterCard issuers charged a uniform fallback multilateral interchange fee (MIF) in respect of cross-border transactions in relation to the use of a MasterCard or Maestro branded payment card.

In parallel:
•
the European Commission has proposed legislation to regulate interchange fees which continues through the EU legislative process. A political agreement has been reached between the European Parliament and the Council and the legislation is expected to be adopted and come into force in the second quarter of 2015 with certain articles applying six months or a year after that (the adoption and entry into force dates remain subject to change);

•
the European Commission has adopted commitments proposed by VISA to settle an investigation into VISA’s cross-border interchange arrangements and aspects of its scheme rules . VISA has, amongst other things, agreed to reduce the level of interchange fees for cross-border card transactions to: 30 basis points (for credit) and 20 basis points (for debit). VISA has also changed a number of its rules in relation to cross-border acquiring. MasterCard unilaterally undertook, amongst other things, to reduce the level of cross-border interchange fees to the same levels as agreed between the Commission and Visa;

•	the Commission also continues to pursue other competition investigations into MasterCard and Visa probing, amongst other things, interchange paid in respect of cards issued outside the EEA;
•	litigation continues in the English High Court against both Visa and MasterCard. This litigation has been brought by several retailers who are seeking damages for allegedly ‘overpaid’ MIFs;
•
the new UK payments regulator may exercise its powers, when these come in to force (in April 2015), to regulate domestic interchange fees. In November 2014, the Competition and Markets Authority (the CMA) announced that it would not reopen the investigation into domestic interchange levels at this time following MasterCard's agreement to introduce a phased reduction of domestic interchange rates commencing in April 2015. In addition, the FCA has started a market study in relation to the UK credit cards market.

The ultimate impact on the Group of the above investigations, regulatory or legislative developments and the litigation against VISA and MasterCard can only be known at the conclusion of these matters.

LIBOR and other trading rates
As set out in more detail in note 23, on 28 July 2014, the Group announced that it had reached settlements totalling £217 million (at 30 June 2014 exchange rates) to resolve with UK and US federal authorities legacy issues regarding the manipulation several years ago of Group companies’ submissions to the British Bankers’ Association (BBA) London Interbank Offered Rate (LIBOR) and Sterling Repo Rate. The settlements in relation to LIBOR are part of an industry-wide investigation into the setting of interbank offered rates across a range of currencies.

The Group continues to cooperate with various other government and regulatory authorities, including the Serious Fraud Office, the European and Swiss Competition Commissions, and a number of US State Attorneys General, in conjunction with their investigations into submissions made by panel members to the bodies that set LIBOR and various other interbank offered rates.

Certain Group companies, together with other panel banks, have also been named as defendants in private lawsuits, including purported class action suits, in the US in connection with their roles as panel banks contributing to the setting of US Dollar and Japanese Yen LIBOR. The claims have been asserted by plaintiffs claiming to have had an interest in various types of financial instruments linked to US Dollar and Japanese Yen LIBOR. The allegations in these cases, the majority of which have been coordinated for pre-trial purposes in multi-district litigation proceedings (MDL) in the US Federal Court for the Southern District of New York (the ‘District Court’), are substantially similar to each other. The lawsuits allege violations of the Sherman Antitrust Act, the Racketeer Influenced and Corrupt Organizations Act (RICO) and the Commodity Exchange Act (CEA), as well as various state statutes and common law doctrines. Certain of the plaintiffs’ claims have been dismissed by the District Court.

24.	Contingent liabilities and commitments (continued)

The Group is also reviewing its activities in relation to the setting of certain foreign exchange daily benchmark rates and related matters, following the FCA’s publicised initiation of an investigation into other financial institutions in relation to this activity. The Group is co-operating with the FCA and other regulators and is providing information about the Group’s review to those regulators. In addition, the Group, together with a number of other banks, was named as a defendant in several actions filed in the District Court between late 2013 and February 2014, in which the plaintiffs alleged that the defendants manipulated WM/Reuters foreign exchange rates in violation of US antitrust laws. On 31 March 2014, plaintiffs effectively withdrew their claims against the Group (but not against all defendants) by filing a superseding consolidated and amended pleading against a number of other defendants without naming any Group entity as a defendant.

It is currently not possible to predict the scope and ultimate outcome on the Group of the various outstanding regulatory investigations not encompassed by the settlements, any private lawsuits or any related challenges to the interpretation or validity of any of the Group’s contractual arrangements, including their timing and scale.

UK shareholder litigation
In August 2014, the Group and a number of former directors were named as defendants in a claim filed in the English High Court by a number of claimants who held shares in Lloyds TSB Group plc (LTSB) prior to the acquisition of HBOS plc, alleging breaches of fiduciary and tortious duties in relation to information provided to shareholders in connection with the acquisition and the recapitalisation of LTSB. The claim is at an early stage and so it is currently not possible to determine the ultimate impact on the Group (if any), but it intends to defend the claim vigorously.

Financial Services Compensation Scheme
The Financial Services Compensation Scheme (FSCS) is the UK’s independent statutory compensation fund of last resort for customers of authorised financial services firms and pays compensation if a firm is unable or likely to be unable to pay claims against it. The FSCS is funded by levies on the authorised financial services industry. Each deposit-taking institution contributes towards the FSCS levies in proportion to their share of total protected deposits on 31 December of the year preceding the scheme year, which runs from 1 April to 31 March.

Following the default of a number of deposit takers in 2008, the FSCS borrowed funds from HM Treasury to meet the compensation costs for customers of those firms. At the end of the latest FSCS scheme year (31 March 2014), the principal balance outstanding on these loans was £16,591 million (31 March 2013: £17,246 million). Although the substantial majority of this loan will be repaid from funds the FSCS receives from asset sales, surplus cash flow or other recoveries in relation to the assets of the firms that defaulted, any shortfall will be funded by deposit-taking participants of the FSCS. The amount of future levies payable by the Group depends on a number of factors including the amounts recovered by the FSCS from asset sales, the Group’s participation in the deposit-taking market at 31 December, the level of protected deposits and the population of deposit-taking participants.

Investigation into Bank of Scotland and report on HBOS
The FSA’s enforcement investigation into Bank of Scotland plc’s Corporate division between 2006 and 2008 concluded with the publication of a Final Notice on 9 March 2012. No financial penalty was imposed on the Group or Bank of Scotland plc. On 12 September 2012 the FSA confirmed it was starting work on a public interest report on HBOS. That report is now being produced as a joint PRA / FCA report. Although the Terms of Reference for the HBOS review (issued on 11 July 2014) stated an aim to publish the final report by the end of 2014, the report has not yet been published.

24.	Contingent liabilities and commitments (continued)

US-Swiss tax programme
The US Department of Justice (the DOJ) and the Swiss Federal Department of Finance announced on 29 August 2013 a programme (the Programme) for Swiss banks to obtain resolution concerning their status in connection with on-going investigations by the DOJ into individuals and entities that use foreign (i.e. non-US) bank accounts to evade US taxes and reporting requirements, and individuals and entities that facilitate or have facilitated the evasion of such taxes and reporting requirements. Swiss banks that chose to participate notified the DOJ of their election to categorise their relevant banking operations according to one of a number of defined categories under the Programme.

The Group carried out private banking operations in Switzerland with assets under management of approximately £7 billion. Those operations were sold in November 2013. Therefore, as a protective measure, in December 2013 the Group notified the DOJ of its intent to participate in the Programme. Having completed due diligence under the terms of the Programme, the Group has concluded that its further participation in the Programme is not warranted and it has communicated to the DOJ its decision to withdraw from the Programme.

Tax authorities
The Group provides for potential tax liabilities that may arise on the basis of the amounts expected to be paid to tax authorities. This includes open matters where Her Majesty's Revenue and Customs (HMRC) adopt a different interpretation and application of tax law which might lead to additional tax. The Group has an open matter in relation to a claim for group relief of losses incurred in its former Irish banking subsidiary, which ceased trading on 31 December 2010. In the second half of 2013 HMRC informed the Group that their interpretation of the UK rules, permitting the offset of such losses, denies the claim; if HMRC’s position is found to be correct management estimate that this would result in an increase in current tax liabilities of approximately £600 million and a reduction in the Group’s deferred tax asset of approximately £400 million. The Group does not agree with HMRC's position and, having taken appropriate advice, does not consider that this is a case where additional tax will ultimately fall due.

Residential mortgage repossessions
In August 2014, the Northern Ireland High Court handed down judgment in favour of the borrowers in relation to three residential mortgage test cases, concerning certain aspects of the Group’s practice with respect to the recalculation of contractual monthly instalments of customers in arrears. The Group is reviewing the issues raised by the judgment and will respond as appropriate to any investigations or proceedings that may in due course by instigated as a result of these issues.

Other legal actions and regulatory matters
In addition, during the ordinary course of business the Group is subject to other complaints and threatened or actual legal proceedings (including class or group action claims) brought by or on behalf of employees, customers, investors or other third parties, as well as regulatory reviews, challenges, investigations and enforcement actions, both in the UK and overseas. All such material matters are periodically reassessed, with the assistance of external professional advisers where appropriate, to determine the likelihood of the Group incurring a liability. In those instances where it is concluded that it is more likely than not that a payment will be made, a provision is established to management's best estimate of the amount required at the relevant balance sheet date. In some cases it will not be possible to form a view, for example because the facts are unclear or because further time is needed properly to assess the merits of the case, and no provisions are held in relation to such matters. However the Group does not currently expect the final outcome of any such case to have a material adverse effect on its financial position, operations or cash flows.

24.	Contingent liabilities and commitments (continued)

Contingent liabilities and commitments arising from the banking business
	At 31 December 2014	At 31 December 2013
	£m	£m

Contingent liabilities
Acceptances and endorsements	59	204
Other:
Other items serving as direct credit substitutes	330	710
Performance bonds and other transaction-related contingencies	2,293	1,966
	2,623	2,676
Total contingent liabilities	2,682	2,880

Commitments
Documentary credits and other short-term trade-related transactions	101	54
Forward asset purchases and forward deposits placed	162	440

Undrawn formal standby facilities, credit lines and other commitments to lend:
Less than 1 year original maturity:
Mortgage offers made	8,809	9,559
Other commitments	64,015	55,002
	72,824	64,561
1 year or over original maturity	34,455	40,616
Total commitments	107,542	105,671

Of the amounts shown above in respect of undrawn formal standby facilities, credit lines and other commitments to lend, £55,029 million (31 December 2013: £56,292 million) was irrevocable.

25.	Fair values of financial assets and liabilities

The valuations of financial instruments have been classified into three levels according to the quality and reliability of information used to determine those fair values.

Level 1 portfolios
Level 1 fair value measurements are those derived from unadjusted quoted prices in active markets for identical assets or liabilities. Products classified as level 1 predominantly comprise equity shares, treasury bills and other government securities.

Level 2 portfolios
Level 2 valuations are those where quoted market prices are not available, for example where the instrument is traded in a market that is not considered to be active or valuation techniques are used to determine fair value and where these techniques use inputs that are based significantly on observable market data. Examples of such financial instruments include most over-the-counter derivatives, financial institution issued securities, certificates of deposit and certain asset-backed securities.

Level 3 portfolios
Level 3 portfolios are those where at least one input which could have a significant effect on the instrument’s valuation is not based on observable market data. Such instruments would include the Group’s venture capital and unlisted equity investments which are valued using various valuation techniques that require significant management judgement in determining appropriate assumptions, including earnings multiples and estimated future cash flows. Certain of the Group’s asset-backed securities and derivatives, principally where there is no trading activity in such securities, are also classified as level 3.

25.	Fair values of financial assets and liabilities (continued)

Valuation control framework
Key elements of the valuation control framework, which covers processes for all levels in the fair value hierarchy including level 3 portfolios, include model validation (incorporating pre-trade and post-trade testing), product implementation review and independent price verification. Formal committees meet quarterly to discuss and approve valuations in more judgemental areas.

Transfers into and out of level 3 portfolios
Transfers out of level 3 portfolios arise when inputs that could have a significant impact on the instrument’s valuation become market observable; conversely, transfers into the portfolios arise when consistent sources of data cease to be available.

Valuation methodology
For level 2 and level 3 portfolios, there is no significant change to what was disclosed in the Group’s 2013 Annual Report and Accounts in respect of the valuation methodology (techniques and inputs) applied to such portfolios.

The table below summarises the carrying values of financial assets and liabilities presented on the Group’s balance sheet. The fair values presented in the table are at a specific date and may be significantly different from the amounts which will actually be paid or received on the maturity or settlement date.

	31 December 2014		31 December 20131
	Carrying value	Fair value	Carrying value	Fair value
	£m	£m	£m	£m
Financial assets
Trading and other financial assets at fair value through profit or loss	151,931	151,931	142,683	142,683
Derivative financial instruments	36,128	36,128	30,804	30,804
Loans and receivables:
Loans and advances to banks	26,155	26,031	25,365	25,296
Loans and advances to customers	482,704	480,631	492,952	484,166
Debt securities	1,213	1,100	1,355	1,251
Available-for-sale financial instruments	56,493	56,493	43,976	43,976
Financial liabilities
Deposits from banks	10,887	10,902	13,982	14,101
Customer deposits	447,067	450,038	439,467	440,011
Trading and other financial liabilities at fair value through profit or loss	62,102	62,102	43,625	43,625
Derivative financial instruments	33,187	33,187	27,658	27,658
Debt securities in issue	76,233	80,244	87,102	90,803
Liabilities arising from non-participating investment contracts	27,248	27,248	27,590	27,590
Financial guarantees	51	51	50	50
Subordinated liabilities	26,042	30,175	32,312	34,449

1	See note 1.

The carrying amount of the following financial instruments is a reasonable approximation of fair value: cash and balances at central banks, items in the course of collection from banks, items in course of transmission to banks and notes in circulation.

The Group manages valuation adjustments for its derivative exposures on a net basis; the Group determines their fair values on the basis of their net exposures. In all other cases, fair values of financial assets and liabilities measured at fair value are determined on the basis of their gross exposures.

25.	Fair values of financial assets and liabilities (continued)

The following table provides an analysis of the financial assets and liabilities of the Group that are carried at fair value in the Group’s consolidated balance sheet, grouped into levels 1 to 3 based on the degree to which the fair value is observable.

Valuation hierarchy
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m
At 31 December 2014
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	−	28,513	−	28,513
Loans and advances to banks	−	8,212	−	8,212
Debt securities:
Government securities	23,950	1,523	−	25,473
Other public sector securities	−	781	1,389	2,170
Bank and building society certificates of deposit	−	554	−	554
Asset-backed securities:
Mortgage-backed securities	24	963	47	1,034
Other asset-backed securities	1	849	−	850
Corporate and other debt securities	255	19,814	2,021	22,090
	24,230	24,484	3,457	52,171
Equity shares	59,607	322	1,647	61,576
Treasury and other bills	1,459	−	−	1,459
Total trading and other financial assets at fair value through profit or loss	85,296	61,531	5,104	151,931
Available-for-sale financial assets:
Debt securities:
Government securities	47,402	−	−	47,402
Bank and building society certificates of deposit	−	298	−	298
Asset-backed securities:
Mortgage-backed securities	−	674	−	674
Other asset-backed securities	−	685	−	685
Corporate and other debt securities	35	5,494	−	5,529
	47,437	7,151	−	54,588
Equity shares	45	727	270	1,042
Treasury and other bills	852	11	−	863
Total available-for-sale financial assets	48,334	7,889	270	56,493
Derivative financial instruments	94	33,263	2,771	36,128
Total financial assets carried at fair value	133,724	102,683	8,145	244,552
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	−	6,739	5	6,744
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	−	50,007	−	50,007
Short positions in securities	2,700	519	−	3,219
Other	−	2,132	−	2,132
	2,700	52,658	−	55,358
Total trading and other financial liabilities at fair value through profit or loss	2,700	59,397	5	62,102
Derivative financial instruments	68	31,663	1,456	33,187
Financial guarantees	−	−	51	51
Total financial liabilities carried at fair value	2,768	91,060	1,512	95,340

There were no transfers between level 1 and level 2 during the year.

25.	Fair values of financial assets and liabilities (continued)

Valuation hierarchy
	Level 1	Level 2	Level 3	Total
	£m	£m	£m	£m

At 31 December 20131
Trading and other financial assets at fair value through profit or loss:
Loans and advances to customers	–	21,110	–	21,110
Loans and advances to banks	–	8,333	–	8,333
Debt securities:
Government securities	20,191	498	–	20,689
Other public sector securities	–	1,312	885	2,197
Bank and building society certificates of deposit	–	1,491	–	1,491
Asset-backed securities:
Mortgage-backed securities	30	768	–	798
Other asset-backed securities	171	756	–	927
Corporate and other debt securities	244	18,689	1,687	20,620
	20,636	23,514	2,572	46,722
Equity shares	64,690	53	1,660	66,403
Treasury and other bills	7	108	–	115
Total trading and other financial assets at fair value through profit or loss	85,333	53,118	4,232	142,683
Available-for-sale financial assets:
Debt securities:
Government securities	38,262	28	–	38,290
Bank and building society certificates of deposit	–	208	–	208
Asset-backed securities:
Mortgage-backed securities	–	1,263	–	1,263
Other asset-backed securities	–	841	74	915
Corporate and other debt securities	56	1,799	–	1,855
	38,318	4,139	74	42,531
Equity shares	48	147	375	570
Treasury and other bills	852	23	–	875
Total available-for-sale financial assets	39,218	4,309	449	43,976
Derivative financial instruments	235	27,550	3,019	30,804
Total financial assets carried at fair value	124,786	84,977	7,700	217,463
Trading and other financial liabilities at fair value through profit or loss
Liabilities held at fair value through profit or loss	–	5,267	39	5,306
Trading liabilities:
Liabilities in respect of securities sold under repurchase agreements	–	28,902	–	28,902
Short positions in securities	6,473	417	–	6,890
Other	–	2,527	–	2,527
	6,473	31,846	–	38,319
Total trading and other financial liabilities at fair value through profit or loss	6,473	37,113	39	43,625
Derivative financial instruments	119	26,553	986	27,658
Financial guarantees	–	–	50	50
Total financial liabilities carried at fair value	6,592	63,666	1,075	71,333

1	See note 1.

25.	Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial assets portfolio.

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2014	4,232	449	3,019	7,700
Exchange and other adjustments	5	(7)	(11)	(13)
Gains recognised in the income statement within other income	579	−	755	1,334
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	(61)	−	(61)
Purchases	552	229	68	849
Sales	(587)	(266)	(154)	(1,007)
Derecognised pursuant to exchange and retail tender offers in respect of Enhanced Capital Notes	−	−	(967)	(967)
Transfers into the level 3 portfolio	708	−	114	822
Transfers out of the level 3 portfolio	(385)	(74)	(53)	(512)
At 31 December 2014	5,104	270	2,771	8,145
Gains recognised in the income statement within other income relating to those assets held at 31 December 2014	547	−	755	1,302

	Trading and other financial assets at fair value through profit or loss	Available- for-sale financial assets	Derivative assets	Total financial assets carried at fair value
	£m	£m	£m	£m

At 1 January 2013	3,306	567	2,358	6,231
Exchange and other adjustments	21	15	2	38
Gains recognised in the income statement within other income	296	−	144	440
Gains recognised in other comprehensive income within the revaluation reserve in respect of available-for-sale financial assets	−	40	−	40
Purchases	582	43	271	896
Sales	(631)	(224)	(102)	(957)
Transfers into the level 3 portfolio	995	12	354	1,361
Transfers out of the level 3 portfolio	(337)	(4)	(8)	(349)
At 31 December 2013	4,232	449	3,019	7,700
Gains recognised in the income statement within other income relating to those assets held at 31 December 2013	70	−	159	229

25.	Fair values of financial assets and liabilities (continued)

Movements in level 3 portfolio
The tables below analyse movements in the level 3 financial liabilities portfolio.

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Financial guarantees	Total financial liabilities carried at fair value
	£m	£m	£m	£m

At 1 January 2014	39	986	50	1,075
Exchange and other adjustments	−	(4)	−	(4)
(Gains) losses recognised in the income statement within other income	(5)	375	1	371
Additions	−	59	−	59
Redemptions	(29)	(66)	−	(95)
Transfers into the level 3 portfolio	−	110	−	110
Transfers out of the level 3 portfolio	−	(4)	−	(4)
At 31 December 2014	5	1,456	51	1,512
Gains (losses) recognised in the income statement within other income relating to those liabilities held at 31 December 2014	−	376	1	377

	Trading and other financial liabilities at fair value through profit or loss	Derivative liabilities	Financial guarantees	Total financial liabilities carried at fair value
	£m	£m	£m	£m

At 1 January 2013	–	543	48	591
Exchange and other adjustments	–	8	–	8
(Gains) losses recognised in the income statement within other income	10	(30)	3	(17)
Additions	29	262	–	291
Redemptions	–	(29)	(1)	(30)
Transfers into the level 3 portfolio	–	233	–	233
Transfers out of the level 3 portfolio	–	(1)	–	(1)
At 31 December 2013	39	986	50	1,075
Gains (losses) recognised in the income statement within other income relating to those liabilities held at 31 December 2013	10	(20)	3	(7)

25.	Fair values of financial assets and liabilities (continued)

				At 31 December 2014
					Effect of reasonably possible alternative assumptions1
	Valuation technique(s)	Significant unobservable inputs	Range2	Carrying value	Favourable changes	Unfavourable changes
				£m	£m	£m
Trading and other financial assets at fair value through profit or loss
Debt securities	Discounted cash flow	Credit spreads (bps)	n/a3	35	5	(5)
Asset-backed securities	Lead manager or broker quote	n/a	n/a	65	−	(2)
Equity and venture capital investments	Market approach	Earnings multiple	4/14	2,214	75	(75)
	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	173	26	(23)
Unlisted equities and debt securities, property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	2,617	4	(2)
				5,104
Available-for-sale financial assets
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	270	10	(18)
				270
Derivative financial assets
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread (bps)	175/432	646	21	(21)
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	3/167	1,382	17	(16)
	Option pricing model	Interest rate volatility	4%/120%	743	6	(6)
				2,771
Financial assets carried at fair value				8,145
Trading and other financial liabilities at fair value through profit or loss				5	−	−
Derivative financial liabilities
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	3/167	807	−	−
	Option pricing model	Interest rate volatility	4%/120%	649	−	−
				1,456
Financial guarantees				51
Financial liabilities carried at fair value				1,512

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	A single pricing source is used.
4	Underlying asset/net asset values represent fair value.

25.	Fair values of financial assets and liabilities (continued)

				At 31 December 2013
					Effect of reasonably possible alternative assumptions1
	Valuation technique(s)	Significant unobservable inputs	Range2	Carrying value	Favourable changes	Unfavourable changes

				£m	£m	£m
Trading and other financial assets at fair value through profit or loss
Debt securities	Discounted cash flow	Credit spreads (bps)	n/a3	18	5	(2)
Equity and venture capital investments	Market approach	Earnings multiple	0.2/14.6	2,132	70	(70)
	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	130	17	(16)
Unlisted equities and property partnerships in the life funds	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	1,952	–	–
				4,232
Available-for-sale financial assets
Asset-backed securities	Lead manager or broker quote/consensus pricing	n/a	n/a	74	–	–
Equity and venture capital investments	Underlying asset/net asset value (incl. property prices)4	n/a	n/a	375	28	(19)
				449
Derivative financial assets
Embedded equity conversion feature	Lead manager or broker quote	Equity conversion feature spread (bps)	199/420	1,212	59	(58)
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	62/192	1,461	66	(39)
	Option pricing model	Interest rate volatility	3%/112%	346	6	(7)
				3,019
Financial assets carried at fair value				7,700
Trading and other financial liabilities at fair value through profit or loss				39	1	(1)
Derivative financial liabilities
Interest rate derivatives	Discounted cash flow	Inflation swap rate – funding component (bps)	62/192	754	–	–
	Option pricing model	Interest rate volatility	3%/112%	232	–	–
				986
Financial guarantees				50
Financial liabilities carried at fair value				1,075

1	Where the exposure to an unobservable input is managed on a net basis, only the net impact is shown in the table.
2	The range represents the highest and lowest inputs used in the level 3 valuations.
3	A single pricing source is used.
4	Underlying asset/net asset values represent fair value.

25.	Fair values of financial assets and liabilities (continued)

Unobservable inputs
Significant unobservable inputs affecting the valuation of debt securities, unlisted equity investments and derivatives are as follows:

•	Interest rates and inflation rates are referenced in some derivatives where the payoff that the holder of the derivative receives depends on the behaviour of those underlying references through time.

•	Credit spreads represent the premium above the benchmark reference instrument required to compensate for lower credit quality; higher spreads lead to a lower fair value.

•	Volatility parameters represent key attributes of option behaviour; higher volatilities typically denote a wider range of possible outcomes.
•	Earnings multiples are used to value certain unlisted equity investments; a higher earnings multiple will result in a higher fair value.

Reasonably possible alternative assumptions
Valuation techniques applied to many of the Group’s level 3 instruments often involve the use of two or more inputs whose relationship is interdependent. The calculation of the effect of reasonably possible alternative assumptions included in the table above reflects such relationships.

Debt securities
Reasonably possible alternative assumptions have been determined in respect of the Group’s structured credit investment by flexing credit spreads.

Derivatives
Reasonably possible alternative assumptions have been determined in respect of the Group’s derivative portfolios as follows:

(i)
In respect of the embedded equity conversion feature of the Enhanced Capital Notes, the sensitivity was based on the absolute difference between the actual price of the Enhanced Capital Note and the closest, alternative broker quote available plus the impact of applying a 10 basis points increase/decrease in the market yield used to derive a market price for similar bonds without the conversion feature. The effect of interdependency of the assumptions is not material to the effect of applying reasonably possible alternative assumptions to the valuations of derivative financial instruments.

(ii)
Uncollateralised inflation swaps are valued using appropriate discount spreads for such transactions. These spreads are not generally observable for longer maturities. The reasonably possible alternative valuations reflect flexing of the spreads for the differing maturities to alternative values.

(iii)
Swaptions are priced using industry standard option pricing models. Such models require interest rate volatilities which may be unobservable at longer maturities. To derive reasonably possible alternative valuations these volatilities have been flexed within a range.

Unlisted equity, venture capital investments and investments in property partnerships
The valuation techniques used for unlisted equity and venture capital investments vary depending on the nature of the investment. Reasonably possible alternative valuations for these investments have been calculated by reference to the approach taken, as appropriate to the business sector and investment circumstances and as such the following inputs have been considered:

•	for valuations derived from earnings multiples, consideration is given to the risk attributes, growth prospects and financial gearing of comparable businesses when selecting an appropriate multiple;

•	the discount rates used in discounted cash flow valuations; and

•	in line with International Private Equity and Venture Capital Guidelines, the values of underlying investments in fund investments portfolios.

26.	Related party transactions

UK government
In January 2009, the UK government through HM Treasury became a related party of the Company following its subscription for ordinary shares issued under a placing and open offer. As at 31 December 2014, HM Treasury held more than 20 per cent of the Company’s ordinary share capital and consequently HM Treasury remained a related party of the Company during the year ended 31 December 2014.

In accordance with IAS 24, UK government-controlled entities are related parties of the Group. The Group regards the Bank of England and entities controlled by the UK government, including The Royal Bank of Scotland Group plc, NRAM plc and Bradford & Bingley plc, as related parties.

The Group has participated in a number of schemes operated by the UK government and central banks and made available to eligible banks and building societies.

National Loan Guarantee Scheme
The Group has participated in the UK government’s National Loan Guarantee Scheme, which was launched on 20 March 2012. Through the scheme, the Group is providing eligible UK businesses with discounted funding, subject to continuation of the scheme and its financial benefits, and based on the Group’s existing lending criteria. Eligible businesses who have taken up the funding benefit from a 1 per cent discount on their funding rate for a pre-agreed period of time.

Business Growth Fund
In May 2011 the Group agreed, together with The Royal Bank of Scotland plc (and three other non-related parties), to commit up to £300 million of equity investment by subscribing for shares in the Business Growth Fund plc which is the company created to fulfil the role of the Business Growth Fund as set out in the British Bankers’ Association’s Business Taskforce Report of October 2010. At 31 December 2014, the Group had invested £118 million (31 December 2013: £64 million) in the Business Growth Fund and carried the investment at a fair value of £105 million (31 December 2013: £52 million).

Big Society Capital
In January 2012 the Group agreed, together with The Royal Bank of Scotland plc (and two other non-related parties), to commit up to £50 million each of equity investment into the Big Society Capital Fund. The Fund, which was created as part of the Project Merlin arrangements, is a UK social investment fund. The Fund was officially launched on 3 April 2012 and the Group had invested £23 million in the Fund by 31 December 2013 and invested a further £8 million during the year ended 31 December 2014.

Funding for Lending
In August 2012, the Group announced its support for the UK government's Funding for Lending Scheme and confirmed its intention to participate in the scheme. The Funding for Lending Scheme represents a further source of cost effective secured term funding available to the Group. The initiative supported a broad range of UK based customers, providing householders with more affordable housing finance and businesses with cheaper finance to invest and grow. In November 2013, the Group entered into extension letters with the Bank of England to take part in the extension of the Funding for Lending Scheme until the end of January 2015. The extension of the Funding for Lending Scheme focuses on providing businesses with cheaper finance to invest and grow. £10 billion has been drawn down under this extension. In December 2014, the Bank of England announced a further extension to the end of January 2016 with an increased focus on supporting small businesses. At 31 December 2014, the Group had drawn down £20 billion under the Funding for Lending Scheme.

26.	Related party transactions (continued)

Enterprise Finance Guarantee
The Group participates in the Enterprise Finance Guarantee Scheme which was launched in January 2009 as a replacement for the Small Firms Loan Guarantee Scheme. The scheme is a UK government-backed loan guarantee, which supports viable businesses with access to lending where they would otherwise be refused a loan due to a lack of lending security. The Department for Business, Innovation and Skills (formerly the Department for Business, Enterprise and Regulatory Reform) provides the lender with a guarantee of up to 75 per cent of the capital of each loan subject to the eligibility of the customer within the rules of the scheme. As at 31 December 2014, the Group had offered 6,250 loans to customers, worth over £500 million. The Group entities, Lloyds Bank plc, TSB Bank plc, Lloyds Commercial Finance Limited and Bank of Scotland plc contracted with The Secretary of State for Business, Innovation and Skills.

Help to Buy
On 7 October 2013, Bank of Scotland plc entered into an agreement with The Commissioners of Her Majesty's Treasury by which it agreed that the Halifax Division of Bank of Scotland plc would participate in the Help to Buy Scheme with effect from 11 October 2013 and that Lloyds Bank plc would participate from 3 January 2014. The Help to Buy Scheme is a scheme promoted by the UK government and is aimed to encourage participating lenders to make mortgage loans available to customers who require higher loan-to-value mortgages. Halifax and Lloyds are currently participating in the Scheme whereby customers borrow between 90 per cent and 95 per cent of the purchase price.

In return for the payment of a commercial fee, HM Treasury has agreed to provide a guarantee to the lender to cover a proportion of any loss made by the lender arising from a higher loan-to-value loan being made. £1,950 million of outstanding loans at 31 December 2014 had been advanced under this scheme.

HM Treasury expenses
During the year ended 31 December 2014, the Group paid for expenses amounting to £1 million incurred by or on behalf of HM Treasury in connection with the sale or proposed sale of shares by HM Treasury in the Company. The expenses were incurred in accordance with the Resale Rights Agreement and the Registration Rights Agreement entered into with HM Treasury in 2009. The performance by the Company of the Resale Rights Agreement and the Registration Rights Agreement was approved by shareholders of the Company at the 2014 Annual General Meeting.

Central bank facilities
In the ordinary course of business, the Group may from time to time access market-wide facilities provided by central banks.

Other government-related entities
There were no significant transactions with other UK government-controlled entities (including UK government-controlled banks) during the year that were not made in the ordinary course of business or that were unusual in their nature or conditions.

Other related party transactions
On 25 June 2014 Lloyds Bank plc entered into an agreement for the exclusive provision of conveyancing panel services with United Legal Services Limited (ULS), which is a related party of the Company by virtue of ULS Technology plc, ULS’s parent, being an investee company of Lloyds Development Capital, the UK regional private equity provider which is part of the Group.

Other related party transactions for the year ended 31 December 2014 are similar in nature to those for the year ended 31 December 2013.

27.	Disposal of a non-controlling interest in TSB Banking Group plc

During the year ended 31 December 2014, the Group disposed of three tranches of TSB Banking Group plc (TSB) shares:

(i)	in June 2014, the Group disposed of a 35 per cent interest in TSB for a consideration of £430 million, after directly attributable costs of £25 million, through an initial public offering (IPO);
(ii)
in July 2014, the Group sold 3.5 per cent of TSB for £44 million, after directly attributable costs of £1 million, through an over-allotment option which was exercised by the underwriters of the IPO; and

(iii)	in September 2014, the Group disposed of a further 11.5 per cent for a consideration of £160 million, after directly attributable costs of £1 million.

At 31 December 2014, the Group retained an interest of approximately 50 per cent in TSB, which continues to be consolidated by the Group.

As none of these transactions resulted in the Group ceding control of TSB, no gain or loss has been recognised in the Group’s income statement. The shortfall of £171 million between the net proceeds of the three sales and the share of TSB’s net assets (at book value) disposed of has been deducted from the Group’s retained earnings.

28.	Ordinary dividends

The directors have recommended a dividend, which is subject to approval by the shareholders at the Annual General Meeting, of 0.75 pence per share (2013: nil pence per share) representing a total dividend of £535 million (2013: £nil). These financial statements do not reflect this recommended dividend.

29.	Future accounting developments

The following pronouncements may have a significant effect on the Group’s financial statements but are not applicable for the year ending 31 December 2014 and have not been applied in preparing these financial statements. Save as disclosed below, the full impact of these accounting changes is being assessed by the Group.

Pronouncement	Nature of change	IASB effective date
IFRS 9 Financial Instruments1
Replaces IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 requires financial assets to be classified into one of three measurement categories, fair value through profit or loss, fair value through other comprehensive income and amortised cost, on the basis of the objectives of the entity’s business model for managing its financial assets and the contractual cash flow characteristics of the instruments. The requirements for derecognition are broadly unchanged from IAS 39. The standard retains most of the existing requirements for financial liabilities except for those designated at fair value through profit or loss whereby that part of the fair value change attributable to the entity’s own credit risk is recorded in other comprehensive income. These changes are not expected to have a significant impact on the Group.
IFRS 9 also replaces the existing ‘incurred loss’ impairment approach with an expected credit loss approach. This change is likely to result in an increase in the Group’s balance sheet provisions for credit losses although the extent of any increase will depend upon, amongst other things, the composition of the Group’s lending portfolios and prevailing and forecast economic conditions at the date of implementation. The hedge accounting requirements of IFRS 9 are more closely aligned with risk management practices and follow a more principle-based approach than IAS 39. The revised requirements are not expected to have a significant impact on the Group.
Annual periods beginning on or after 1 January 2018
IFRS 15 Revenue from Contracts with Customers1
Replaces IAS 18 Revenue and IAS 11 Construction Contracts. IFRS 15 establishes principles for reporting useful information about the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Revenue is recognised at an amount that reflects the consideration to which the entity expects to be entitled in exchange for goods and services. Financial instruments, leases and insurance contracts are out of scope and so this standard is not expected to have a significant impact on the Group.
Annual periods beginning on or after 1 January 2017

1	As at 26 February 2015, these pronouncements are awaiting EU endorsement.

30.         Other information

The financial information included in this news release does not constitute statutory accounts within the meaning of section 434 of the Companies Act 2006. Statutory accounts for the year ended 31 December 2014 were approved by the directors on 26 February 2015 and will be delivered to the Registrar of Companies following publication in March 2015. The auditors’ report on those accounts was unqualified and did not include a statement under sections 498(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 498(3) (failure to obtain necessary information and explanations) of the Companies Act 2006.

CONTACTS

For further information please contact:

INVESTORS AND ANALYSTS
Douglas Radcliffe
Interim Investor Relations Director
020 7356 1571
douglas.radcliffe@finance.lloydsbanking.com

Mike Butters
Director of Investor Relations
020 7356 1187
mike.butters@finance.lloydsbanking.com

Duncan Heath
Director of Investor Relations
020 7356 1585
duncan.heath@finance.lloydsbanking.com

CORPORATE AFFAIRS
Matthew Young
Group Corporate Affairs Director
020 7356 2231
matt.young@lloydsbanking.com

Ed Petter
Group Media Relations Director
020 8936 5655
ed.petter@lloydsbanking.com

Copies of this news release may be obtained from:
Investor Relations, Lloyds Banking Group plc, 25 Gresham Street, London EC2V 7HN
The full news release can also be found on the Group’s website – www.lloydsbankinggroup.com.

Registered office: Lloyds Banking Group plc, The Mound, Edinburgh, EH1 1YZ
Registered in Scotland no. 95000

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title: Investor Relations Director

Date: 27 February 2015